

GENTHERM


2012 ANNUAL REPORT

2012 was another important year in the growth and expansion of Gentherm. We officially changed our name from Amerigon to Gentherm, to reflect our broader base of thermal management technologies and our recent acquisition of Germany-based W.E.T. Automotive Systems. Today, as Gentherm, we are a substantially stronger and more global company with new manufacturing capabilities, a larger and more diverse pool of engineering talent and a much wider range of thermal products and technologies.

Subsequent to year-end, two important events occurred. First, we acquired additional shares in W.E.T. from various minority shareholders, increasing our total ownership interest to more than 99 percent. The acquisition of the shares was financed by the issuance of Gentherm common shares and borrowings under our existing credit facility. Secondly, we registered a Domination and Profit and Loss Transfer Agreement in Germany which essentially allows Gentherm and W.E.T. to be managed as one operational entity.

W.E.T., an automotive thermal control and electronics component company, is a natural fit for us. It will be a two- to three-year process to fully integrate our teams and take advantage of the positive synergies and cost savings derived from running the two companies as one. We are beginning the integration process now.

Already, we are a new company with locations in 11 countries and 7,000 employees worldwide. We have doubled the size of our factory in China to keep up with the demand in the Asian market and are currently expanding our facility in Mexico to keep up with the North American market. We have added an electronics factory in China that allows us to build electronic control systems. We believe we are now well positioned in the three principal automotive markets -- Asia, North America and Europe.

7,000 employees in 11 countries

Financially, in 2012 we achieved record revenues for a full year thanks to a strong performance from all operating groups. Our revenues increased to $555 million for the year, compared with $370 million in 2011. The increase in revenues reflects a full year of W.E.T. revenues in 2012 compared with seven and a half months of W.E.T. revenues in 2011. Had Gentherm acquired W.E.T. on January 1, 2011, pro-forma combined revenues during 2011 would have been $501 million. Compared with 2011 pro-forma combined revenues, Gentherm revenues for 2012 increased by 10.7 percent, in line with our original guidance for the year.

Operating income for 2012 was about $36 million, adjusted EBITDA was $69.5 million and net income attributable to common shareholders was $11.2 million, or $0.39 per basic and diluted share. We closed the year with $58.2 million in cash and $84 million in working capital exclusive of cash and debt. Our long term debt is about $57 million.

While we are proud of our record financial achievements, we see this as just the beginning. This acquisition is transitioning us from a research and development company, marketing and developing products based on our proprietary thermoelectric technology, to a more complete thermal management solutions company. We believe the combined companies are well-balanced geographically, technically and financially to deliver a wide range of thermal management products to the automotive and other markets.

10.7% revenue increase to $555 million

We have always had a key focus in the global marketplace on seat comfort, particularly in the automotive market, dating back more than 10 years to our introduction of the Climate Control Seat system. That's still a key product for us, one which has averaged more than 20 percent growth in revenues each year. But now we are the world's largest supplier of all thermal seat technologies, including heated seats, heated and ventilated seats and heated and cooled seats, and with the acquisition of W.E.T., we gained world class manufacturing capabilities located closer to our customers.

In 2010, we launched a line of heated and cooled bedding products and are now in our third generation of bedding technology. Bedding has become a key product for us, and we recently launched this product outside the U.S., in the United Arab Emirates. Last year we grew to about $1.4 million in revenues in this area, and this year we hope to more than double that figure.

In the coming years, we will continue to lead the marketplace in a wide variety of other thermal product areas, including heated and cooled cup holders, heated and cooled storage bins, heated and cooled office seats, arm rests, steering wheel heaters, floor heating, advanced HVAC systems, as well as cabling systems, fans, and other air management and air moving systems.

Another key initiative for us is focused on the conversion of waste heat to energy. With the support and encouragement of the U.S. Department of Energy, we have developed an innovative thermoelectric generator for the automotive market that will convert waste heat from gas exhaust into electric energy that has the potential to improve vehicle fuel economy. This is an award-winning project that has broad potential applications.

Again, all this is just a start. I know I speak for everyone at Gentherm when I say we are in exciting times. We have taken two good, innovative companies, and we are focused on creating one great company.

I'd like to close by thanking all of our employees, shareholders and stakeholders for their continued efforts on behalf of Gentherm. We invite you to follow and share our progress throughout 2013 and beyond.

Sincerely,



Daniel R. Coker
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934**

for the fiscal year ended December 31, 2012

or

☐ **Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934**

for the transition period from to .

Commission file number 0-21810


SEC MAIL PROCESSING
RECEIVED
APR 29 2013
WASH, D.C.
193
SECTION

GENTHERM INCORPORATED
(Exact name of registrant as specified in its charter)

Michigan	**95-4318554**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
21680 Haggerty Road, Ste. 101, Northville, MI	**48167**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (248) 504-0500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock	**The NASDAQ Global Select Stock Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant, computed by reference to the average bid and asked prices of such Common Stock as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2012, was $330,154,000. For purposes of this computation, the registrant has excluded the market value of all shares of its Common Stock reported as being beneficially owned by executive officers and directors and holders of more than 10% of the Common Stock on a fully diluted basis of the registrant; such exclusion shall not, however, be deemed to constitute an admission that any such person is an "affiliate" of the registrant.

As of March 15, 2013, there were 33,206,494 issued and outstanding shares of common stock of the registrant.

TABLE OF CONTENTS

GENTHERM INCORPORATED

PART I

ITEM 1. BUSINESS

In this Report, when we use the terms "Company", "we", "us", and "our," unless the context otherwise requires, we are referring to Gentherm Incorporated and its consolidates subsidiaries.

Overview

Gentherm Incorporated is a leading supplier of thermal seat comfort and cable systems to the global automotive industry. Our business exists primarily in the major automotive markets of North America, Europe and Asia. The Company performs design, development and manufacturing functions in locations aligned with our major customers' product strategies in order to continue to grow and expand our business around the globe. We are working to expand application of our existing technologies into new markets and products and to develop and refine new technologies to make our existing products more efficient.

Historical Gentherm

The term "historical Gentherm" used herein represents the Climate Control Seat™ ("CCS™" or "CCS") and advanced technology segments of the business. Historical Gentherm excludes the Company's third operating segment, W.E.T. Automotive Systems AG ("W.E.T."), a subsidiary of Gentherm, Inc. A description of W.E.T. is provided further below.

Historical Gentherm's primary business is the sale of CCS products to automobile and light truck original equipment manufacturers or their tier one suppliers. CCS provides year-round comfort to automotive seat occupants through both heating and cooling functions. CCS products are currently offered as an optional or standard feature on automobile models produced by Ford Motor Company, Toyota Motor Corporation, Nissan, Tata Motors, Ltd. and Hyundai.

Since the initial introduction of CCS we have introduced new designs that incorporated improvements in electrical efficiency, size, weight, noise and versatility. These include our Micro Thermal Module™ ("MTM™" or "MTM") technology and our CCS II configuration. Further improvements in engineering design are currently in development and are expected to be introduced on future vehicle models.

In 2008, we launched a heated and ventilated only variant of the CCS ("HV"). Instead of using a thermoelectric device ("TED") to actively cool the seat, the vent only system uses ambient cabin air to provide a degree of cooling comfort. In the heating mode, the vent only system is supplemented with more traditional resistive heating elements. This system has a lower price and is targeted to certain geographical markets.

In 2009, we were awarded our first contract to manufacture an automotive heated and cooled cup holder. The cup holder has been designed to be packaged in multiple configurations to accommodate different console environments. In addition to requiring low power consumption, it has proven automotive grade ruggedness, high reliability and drink retention features. The cup holder has two cup positions that provide for separate temperature settings in each holder that allow the driver and passenger to individually control the heating or cooling of their respective beverages. The technology used in the cup holder is similar to that of the CCS system. The cup holder was launched at the end of the fourth quarter of 2010.

In 2010, we launched our actively heated and cooled suite of luxury mattresses. The mattresses provide individual controls via two wireless remotes to actively heat and cool each side of the mattress independently.

Our advanced technology segment is engaged in programs to improve the efficiency of TEDs and to develop, market and distribute new products based on this technology. Included in this initiative is the development and testing of new materials that show increased thermoelectric efficiency.

W.E.T. Automotive Systems, AG

On May 16, 2011 the Company, through our wholly owned subsidiary Gentherm Europe, GmbH ("Gentherm Europe"), acquired a majority interest in W.E.T. Automotive Systems AG, a German publicly traded company based in Odelzhausen, Germany. W.E.T. was established in 1968 and currently employs over 6,000 individuals at 14 locations. W.E.T.'s customers include passenger car OEMs, commercial vehicle OEMs and Tier 1 seat manufacturers. The acquisition of a majority interest in W.E.T. was pivotal to our business strategy to increase our relationships with automotive manufacturers throughout the world. From May 16, 2011 until February 22, 2013, W.E.T. was operated as a separate entity, managed by a separate Supervisory Board, similar to a Board of Directors in the United States, under legal obligation to ensure that all interaction between Gentherm and W.E.T. are in the best interests of W.E.T. and its shareholders, including Gentherm. On February 22, 2013, we successfully registered a Domination and Profit and Loss Transfer Agreement (DPLTA) in Germany which, under German law, enables us to operate Gentherm and W.E.T. as essentially one company. We consolidate Gentherm and W.E.T. financial information in the manner described in the financial statements set forth in Item 8. References to historical information for periods prior to May 16, 2011 do not include any activities of W.E.T.

W.E.T.'s major product categories include automotive seat comfort systems and specialized automotive cable systems. The automotive seat comfort systems category includes automotive seat heaters, climate comfort systems (similar to Gentherm's climate controlled seat technology) for automotive seats, automotive steering wheel heater systems and integrated electronic components. The specialized automotive cable systems category includes ready-made wire harnesses and related wiring products. W.E.T. has been a manufacturer in the seat comfort segment since 1973.

While W.E.T.'s primary focus is on automotive original equipment markets, W.E.T. also offers product solutions to other customer groups, namely customer groups related to seat heating equipment for the automotive aftermarket, ski lifts and sports stadiums. These operations complement W.E.T.'s automotive seat comfort products, particularly in seat climate comfort systems in which ventilation systems are an integral part of the final product. Furthermore, W.E.T.'s customer base for other products extends beyond the automotive industry to the telecommunications and information technology industries.

Corporate Information

We are incorporated under the laws of the State of Michigan. From the date of our incorporation until September 5, 2012, our name was Amerigon Incorporated. Our name change was intended to better reflect the new capabilities and broader global reach of the Company following our acquisition of a majority interest in W.E.T. We believe our new name better aligns the Company's branding with our global presence and our broad product range in thermal technologies. Our internet website is www.gentherm.com. Our annual or transition reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") are made available free of charge through our website, www.gentherm.com, as soon as reasonably practicable after we electronically file them with or furnish them to the Securities and Exchange Commission. These reports are also available on the Securities and Exchange Commission's website, www.sec.com, once filed.

Business Strategy

Our strategy is to become the world market leader in thermal seat comfort technology and other TED based products. We intend to accomplish this by forming strategic relationships with automobile manufacturers and market leaders in other industries. Our strategy includes the following key elements:

- Increasing global penetration with automotive companies by offering new and innovative thermal comfort products;

- Incorporating W.E.T.'s technological expertise and capabilities to enhance our current product offerings and develop a new integrated product portfolio;
- Leveraging the manufacturing capabilities of W.E.T. to include Gentherm products and technologies;
- Developing new, TED-based products using our proprietarily developed, highly efficient TEDs;
- Further improving the efficiency of our TED systems on a proprietary basis through continued research and development including research in TED materials;
- Continuing to improve our ancillary thermal comfort technologies, including our heated steering wheel and heated and cooled cup holder, for cost, performance, efficiency and packageability;
- Penetrate the bedding market with our heated and cooled mattress by partnering with leading mattress manufacturers; and
- Continuing to expand our intellectual property.

Products

Thermoelectric device (TED)

Our current and future planned products are primarily based upon our internally developed advanced TED technology. A TED is a solid state circuit that has the capability to produce both a hot and cold thermal condition. This is known as the Peltier effect. The advantages of advanced TEDs over conventional compressed gas systems are that they are environmentally friendly, less complex as they have no moving parts and are compact and light weight. Traditional TEDs are not widely utilized in the global product marketplace because they are inherently inefficient. We have worked for the past twelve years developing innovations that improve TED efficiency. We currently hold 24 U.S. patents related to these innovations and have 45 additional U.S. patents pending. Our progress to date has been to improve TED efficiency by an approximate factor of two. We believe that an improvement factor of four is required for a number of practical commercial applications. This improvement is likely to require the development of advanced materials and manufacturing processes to produce those materials in sufficient quantities. Advanced TED materials are currently being researched by a number of entities, with which we have developed strategic relationships. The Company continues to focus on completing the development of advanced materials and creating innovative manufacturing capabilities to produce the materials in volume, and in a cost-efficient manner. We currently hold five U.S. patents and have eight additional U.S. patents pending, as well as one pending U.S. patent application held jointly with The Ohio State University, related to TED materials.

TEDs also have a capability known as the Seebeck effect that is reciprocal to the Peltier effect. In this process thermal energy, such as the waste heat from an automobile exhaust, can be converted into electrical power. As with the Peltier effect, traditionally designed TEDs lack the efficiency for practical application. Our research and development efforts seek to improve the TED efficiency of this process, focusing on both design and materials suited for these type of devices.

Although we believe the prospects of our advanced TED technology are very promising, there are no assurances as to when the efficiency gains required can be achieved, if at all. Additionally, we cannot be certain that our proposed products based upon our advanced TED designs would gain acceptance by potential customers. While we have been encouraged by some developments in advancing TED capabilities, there have also been setbacks and problems that we continue to try to overcome.

Climate Control Seats

Our CCS products utilize exclusive patented technology, obtained through license and internal development, for a variable temperature seat climate control system to enhance the comfort of vehicle passengers. We have additional patents pending for further improvements to the CCS and TED technology. Our CCS products, excluding our heated and ventilated only version, use one or more TEDs, which generate heating or cooling depending upon the direction of the current applied to the device.

A TED is the heart of a compact heat pump built by us for use in our CCS products. Air is forced through the heat pump and thermally conditioned in response to electronic switch input from the seat occupant. The conditioned air circulates by a specially designed fan through ducts in the seat cushion and seat back, so that the seat surface can be heated or cooled. Each seat has individual electronic controls to adjust the level of heating or cooling. This version of the CCS substantially improves comfort compared with conventional air conditioners by focusing the cooling directly on the passenger through the seat, rather than waiting until ambient air cools the seat surface behind the passenger.

Since each vehicle model's seats are different, we must tailor the CCS components to meet each seat design. Since we first began to develop the CCS in the late 1990's, we have supplied prototype seats containing our CCS product to virtually every major automobile manufacturer and seat supplier. If a manufacturer wishes to integrate our CCS product into a seat, it provides us with automotive seats to be modified so that we can install a unit in a prototype. The seat is then returned to the manufacturer for evaluation and testing. If a manufacturer accepts our CCS product, a program can then be launched for a particular model on a production basis, but it normally takes two to three years from the time a manufacturer decides to include our CCS product in a vehicle model to actual volume production for that vehicle. During this process, we derive minimal funding from prototype sales but generally obtain no significant revenue until mass production begins. We have active development programs on many vehicle platforms, although we cannot be certain that our CCS product will be implemented on any of these vehicles.

Our heated and ventilated only variant of the CCS works in a similar fashion, only there is no active cooling capability and no TED. In the cooling mode, the HV system will use the ambient cabin air to provide a degree of cooling comfort to the seat occupant. In the heating mode, the vent only system is supplemented with more traditional resistive heating elements. Similarly, W.E.T.'s seat comfort products use a resistive element heater mat to generate heat when the seat is in heating mode and, for product versions that do not contain a TED, ambient cabin air for cooling. This system has a lower price and is targeted to certain lower cost vehicle models, geographical markets and customers who prefer the heated and ventilated product. By offering this product, we give our customers the opportunity to purchase a wider range of climate control products from us across the price spectrum.

Heated and Cooled Cup Holder

The heated and cooled cup holder represents an adaptation of the technology found in our CCS, including the use of a TED and other key elements. Much like CCS, the dual cup holder provides separate temperature settings in each holder allowing the driver and passenger to individually maintain a heated or cooled beverage. The cup holder requires low power consumption and incorporates proven automotive grade ruggedness, reliability and drink retention features.

Heated and Cooled Mattress

Our heated and cooled mattress incorporates our proprietary Climate Control Sleep System™ ("CCSS") technology. The CCSS represents an adaptation of the technology found in our CCS system, but for a non-automotive market. Similar to the CCS, the CCSS utilizes four MTMs which direct warmed or cooled air to a special air distribution layer of the mattress though special air ducts connecting the mattress to the foundation. Two separate temperature zones have their own heat or cool settings for a personalized microclimate sleep environment. There are five available settings in each of the heat and cool modes as well as an ambient setting. The bed can be controlled using either the Master Control Unit ("MCU") or one of two remotes provided for each zone.

Automotive Cable Systems

W.E.T. produces automotive cable systems to be used to connect automotive components to sources of power. The automotive cable systems are also an important component in the production of W.E.T.'s seat ventilation systems and form a significant link in the value chain. W.E.T.'s cable systems include both ready-made individual cables and ready-to-install cable networks.

Research and Development

Our research and development activities are an essential component of our efforts to develop new innovative products for introduction in the marketplace. Our research and development activities are expensed as incurred. These expenses include direct expenses for wages, materials and services associated with the development of our products net of reimbursements from customers. Research and development expenses do not include any portion of general and administrative expenses.

We continue to do additional research and development to advance the design of our existing products with the goal of making them less complex, easier to package and less expensive to manufacture and install. There can be no assurance that this development program will result in improved products.

Research and development expenses for our CCS and heated and cooled cup holder products include not only development of next generation technologies but also application engineering (meaning engineering to adapt CCS components to meet the design criteria of a particular vehicle's seat or console and electrical system since vehicle seats and consoles are not all the same and each has different configuration requirements). Any related reimbursements for the costs incurred in this adaptation process are accounted for as a reduction of research and development expense.

We also perform research and development of more efficient thermoelectric systems and products, including the development and testing of new materials that show increased thermoelectric efficiency. The limitation on applications for thermoelectric systems has been their relatively poor efficiency. We believe that, through a combination of proprietary methods for improving thermoelectric efficiency and improved thermoelectric materials, there are substantial prospects for the design and development of innovative thermoelectric systems in applications outside of our present product line.

We are constructing test systems to demonstrate performance and to develop a comprehensive knowledge of the technology as applied to various potential large market sectors beyond automotive seating, including battery thermal management, thermoelectric power generation, aerospace and defense, individual comfort and waste heat harvesting. Our objective is for our unique technology to occupy an important place in the value chain of a new class of solid state energy conversion systems that replace existing electromechanical devices in the above mentioned applications.

In 2011, we completed the fifth and final phase of an Automotive Waste Heat Recovery Program with the U.S. Department of Energy ("DOE"). The Company led a development team that included Visteon Corporation, BMW of North America, Ford Motor Company, Marlow Industries, the DOE's National Renewable Energy Laboratory and Jet Propulsion Laboratory/California Institute of Technology. The objective of this program was to demonstrate a viable thermoelectric-based vehicle waste heat recovery and power generation system that will improve the efficiency of vehicles powered by internal combustion engines. In Phase 1 of the program the team established a vehicle system architecture for a BMW series 5 engine and conducted a comprehensive analysis to determine the technical and commercial viability of its power generation concept. In Phase 2, the team built and tested prototype key subsystems including a thermoelectric power generator, electronic power control system and exhaust gas heat exchanger. In Phase 3, the team integrated and operated the subsystems together in a bench test environment. The fourth phase involved constructing a full prototype to be installed in a vehicle. Under Phase 5 of the program we delivered two additional prototype power generators for installation in vehicles manufactured by BMW Group and The Ford Motor Company for further evaluation and testing. Seventy five percent of the total cost of this program was paid for with Federal funds, while selected project team members, including Gentherm, bore the remaining cost. Since the start of the program in 2005, we have received a total of $7.2 million in funding from the DOE.

Due to the successful completion the Automotive Waste Heat Recovery Program, the DOE awarded us a follow up program to establish commercialization readiness for a thermoelectric generator (TEG) system.

Gentherm is leading a development team that includes BMW of North America, Ford Motor Company, Faurecia Emission Controls Technologies and the California Institute of Technology. The TEG system will be designed to convert exhaust waste heat to electric power in light-duty passenger vehicles with a demonstrated fuel economy improvement of at least 5% over the US06 drive cycle. The four phase program includes the industrialization of TEG technology for passenger and military vehicle applications through scaled up development of skutterudite (SKD) materials, proof-of-concept thermoelectric (TE) engines, and the process and manufacturing techniques suitable for commercial practice. Program funding under this program was $1,337,000 during 2012.

During 2008, the Company was included in a DOE sponsored program to develop a highly-efficient thermoelectric heating and cooling system for automobiles that is intended to substantially reduce energy consumption, engine load and ultimately greenhouse gas emissions. The goal of the project is to create a zonal heating and cooling system for automobiles that heats or cools the vehicle occupants, rather than the entire cabin and its components, thereby reducing the energy consumed by existing heating/cooling systems by one third. Ford Motor Company was selected to lead the project with partners including Visteon, the DOE's National Energy Renewable Laboratory and Ohio State University, along with Gentherm. Our role was to design and develop the thermoelectric core of the heating and cooling system. The entire $8.4 million project, which began in the fourth quarter of 2009, is being performed on a cost share basis with the DOE paying $4.2 million and the partners sharing in a matching $4.2 million. Program funding under this program was $666,000 and $678,000 during 2012 and 2011, respectively.

W.E.T.'s research and development activities primarily focus on the optimization of energy and production efficiencies for existing products and manufacturing processes. Similar to historical Gentherm, W.E.T.'s expenses include direct expenses for wages, materials, services associated with a particular engineering application, and certain allocated overhead expenses. W.E.T. research and development is conducted at their headquarters in Germany, as well as in the same facilities where product design and manufacturing is performed in order to support local market vehicle platforms in the most efficient manner. We believe W.E.T.'s localized development model will increase the innovative capacity of the Company in the future.

During 2012, W.E.T. continued work to improve the design and capabilities of their blower technology in order to vertically integrate the manufacturing process for seat comfort products. The success from this program has allowed W.E.T. to introduce blower technology on new Asian vehicle programs and, for 2013, European programs. The Company plans to offer this technology on North American vehicle programs in the near future. W.E.T. has also developed a new electronic control module for North American vehicle programs. W.E.T. plans to integrate this technology into approximately 75% of total North American vehicle programs production in 2013.

The net amounts spent for research and development activities in 2012, 2011 and 2010 were $40,950,000, $29,733,000 and $10,436,000, respectively. Because of changing levels of research and development activity, our research and development expenses fluctuate from period to period.

Marketing, Customers and Sales

We are primarily a second-tier supplier to automobile and truck manufacturers for our thermal seat comfort systems, heated and cooled cup holder and cable systems, and a direct supplier to mattress manufacturers for our heated and cooled mattress system. Our marketing efforts are focused primarily on automobile and truck manufacturers and their first-tier suppliers. We also sell CCS units to after-market distributors and installers in small quantities. We have not marketed, and do not expect to market, directly to consumers. Our strategy has been to convince the major automobile companies that our products represent an attractive feature that will meet with consumer acceptance and have favorable economics, including high profitability, to the manufacturers. If convinced, the manufacturers then direct us to work with their seat supplier to incorporate our products into future seat designs who then become our direct customers. The number of thermal seat comfort products we sell is directly affected by the levels of new vehicle sales and the general business conditions in the automotive industry.

For our most recent fiscal year, our revenues from sales to our three largest customers, Johnson Controls, Lear Corporation and Bosch Automotive were $126,406,000, $99,575,000, and $56,374,000, respectively, representing 22%, 18%, and 10% of our total revenues, respectively. Revenues from Bosch represent sales of W.E.T.'s automobile cable system products. The cable systems are used in the production of Bosch's automotive oxygen sensors. The loss of any one of these customers is likely to have a material adverse impact on our business.

Our revenues for each of the past three years were divided among automotive original equipment manufacturers ("OEMs") as follows:

Manufacturer	2012	2011	2010
General Motors	15%	15%	22%
Volkswagen	15	11	—
Ford Motor Company	14	14	32
Hyundai	12	11	16
Fiat	12	8	—
BMW	8	7	—
Renault/Nissan	6	7	17
Toyota Motor Corporation	5	3	5
Daimler	4	4	—
Honda	3	3	—
Jaguar/Land Rover	2	2	8
Other	4	15	—
Total	100%	100%	100%

Outsourcing, Production and Suppliers

Historical Gentherm outsources production of its products to lower-cost countries to be price competitive. We currently have contract manufacturing relationships with several suppliers who have manufacturing locations in the United States, China and Japan.

W.E.T. maintains a global operational structure with manufacturing sites close to its key customers. W.E.T.'s European operations are primarily concentrated around its headquarters and customer service center in Odelzhausen, Germany, as well as its Hungarian and Ukrainian sites. W.E.T. operates three sites in North America, a customer service and research center located in Windsor, Canada, a warehouse facility located in Del Rio, Texas and a production site located in Acuña, Mexico. In Asia, W.E.T. operates a low-cost production facility including customer service and research and development functions in Langfang, China and maintains representative offices in Seoul, South Korea and Tokyo, Japan. W.E.T.'s China operation was established in 2003 and serves the South Korean, Japanese, Chinese and certain European markets.

Our ability to manufacture and market our products successfully is dependent on relationships with third party suppliers. We rely on various vendors and suppliers for the components of our products and procure these components through purchase orders, with no guaranteed supply arrangements. Certain components, including TEDs, are only available from a limited number of suppliers in the world. The loss of any significant supplier, in the absence of a timely and satisfactory alternative arrangement, or an inability to obtain essential components on reasonable terms or at all, could materially adversely affect our business, operations and cash flows. Our business and operations could also be materially adversely affected by delays in deliveries from our suppliers.

Proprietary Rights and Patents

The development of new technologies is critical to the execution of our business strategy. Patents obtained for new technologies form an important basis for the success of the Company and demonstrate the realization of

Frithjof Oldorff, 46, has served as the Chief Operating Officer of W.E.T. since 2008. He previously was the Director of Operations for Freudenberg from 2005 to 2007 and held various positions at Faurecia from 1995 to 2005.

Officers of the Company serve at the pleasure of the Board of Directors. Officers of W.E.T. serve at the pleasure of the Supervisory Board of W.E.T. and otherwise in accordance with the terms of their individual Service Agreements with W.E.T.

ITEM 1A. RISK FACTORS

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives and other forward-looking statements included in this section, "Item 1 Business," "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations," and in other places in this Report. Such statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "intend," "continue," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Factors that could cause such results to differ materially from those described in the forward-looking statements include those set forth below.

Risks Relating to Our Business

The automotive industry, which represents our primary market, may decline causing our product revenues to decline

Demand for our products is directly related to automotive vehicle production. In 2008 and 2009, automotive sales and production were significantly and adversely affected by general economic and industry conditions, labor relations issues, fuel prices, regulatory requirements, trade agreements and other factors. Although general automotive sales have improved in the past few years, there remains significant uncertainty in the automotive industry. Declines in automotive production levels, particularly with respect to models for which we supply products, would materially reduce our revenues and harm our profitability.

We may not be able to commercialize and market additional products to other industries

We are currently developing products to be used in a wide range of industries. For example, we are expecting increased sales of our TED products to industries such as bed manufacturers and increased sales of W.E.T.'s heated and ventilated products for such applications as ski lifts and sports stadiums. However, such non-automotive applications only represent a small portion of our total revenues. Furthermore, although we have made significant improvements in TED technology and we believe that a number of new products have become practical at our current stage of TED advancement, additional improvements are necessary to make TED-based products commercially attractive in comparison with other technologies for the major markets in which we are targeting. These advancements are dependent on many variables including but not limited to new advanced materials becoming available and efficient and cost effective manufacturing processes for advanced TEDs and the related materials being developed. There is no certainty that any advancement in TEDs will be commercially viable or that we will be successful in generating significant revenues from non-automotive sales of any of our products.

We may not generate enough liquid assets to fund our ongoing operations

We have funded our financial needs from inception primarily through net proceeds received through our initial public offering as well as other equity and debt financing. At December 31, 2012, we had cash and cash equivalents of $58,152,000. Based on our current operating plan, we believe our cash on hand along with the proceeds from future revenues will be sufficient to meet operating needs for the foreseeable future. However, if our revenues decline, we will be forced to fund our operations from alternative sources, which may not always be available.

Our ability to market our products successfully depends on acceptance of our product by original equipment manufactures and consumers

Our automotive seat temperature control products, which generate a majority of our revenues, go through a lengthy development process before being included in a vehicle model's seat. The process includes developing prototypes for proof of concept and then adapting the systems to actual products produced by existing seat manufactures. While we currently have active development programs with various partners, no assurance can be given that our products will be implemented in any particular seats. Furthermore, automotive manufacturers will only include our products if there appears to be demand for temperature control seats from the ultimate purchasers of vehicles. If vehicle purchasers conclude that temperature control seats are unnecessary or too expensive, OEMs and seat manufactures will not be interested in including our seat temperature control products in their vehicles.

Significant increases in the market prices of certain raw materials may adversely affect our business

Many of our products contain TEDs which contain certain raw materials that cannot generally be substituted. As an example, Tellurium is a raw material used in TEDs. If the market prices for these raw materials significantly increase, our gross profit may be adversely impacted as our suppliers pass those price increases on to us. Increases in the price of Tellurium is one example of the impact raw material prices could have on our business. Our suppliers generally pass increases in Tellurium prices on to us and our ability to recover these increases from our customers is limited. Other key raw materials include copper, silver and petroleum based engineered plastics. Our business and operations could also be materially adversely affected by shortages in key raw materials.

The disruption or loss of relationships with vendors and suppliers for the components for our products could materially adversely affect our business

Our ability to manufacture and market our products successfully is dependent on relationships with both third party vendors and suppliers. We rely on various vendors and suppliers for the components of our products and procure these components through purchase orders, with no guaranteed supply arrangements. Certain components are only available from a limited number of suppliers. The loss of any significant supplier, in the absence of a timely and satisfactory alternative arrangement, or an inability to obtain essential components on reasonable terms or at all, could materially adversely affect our business, operations and cash flows. Our business and operations could also be materially adversely affected by delays in deliveries from suppliers.

Production of our products in foreign countries entails risks of production interruption and unexpected costs

We outsource production of our CCS products to lower cost countries in order to be price competitive. Such outsourced production is currently completed by suppliers located in Mexico, Japan and China. W.E.T. maintains production facilities in lower cost countries for similar cost containment reasons. W.E.T. currently has production facilities in Hungary, Ukraine, China and Mexico. Our use of production facilities located outside of the United States entails risk of production interruption and unexpected costs due to the uncertain nature of foreign operations and extended logistics.

Automobile manufacturers, in particular, demand on-time delivery of quality products, and some have required the payment of substantial financial penalties for failure to deliver components to their plants on a timely basis. Such penalties, as well as costs to avoid them, such as overtime costs and overnight air freighting of parts that normally are shipped by other less expensive means of transportation, could have a material adverse effect on our business and financial condition. Moreover, the inability to meet demand for our products on a timely basis would materially adversely affect our reputation and future commercial prospects.

W.E.T. is subject to additional risks associated with its international operations that could adversely affect its results of operations.

W.E.T. has significant personnel, property, equipment and operations in a number of countries outside of its headquarters in Germany, including China, Hungary, Mexico and the Ukraine. Long-term economic uncertainty in some of the regions of the world in which W.E.T. operates could result in the disruption of markets and negatively affect cash flows from W.E.T.'s operations to cover its capital needs and debt service.

In addition, as a result of W.E.T.'s global presence, a significant portion of its revenues and expenses is denominated in currencies other than the Euro (its operational currency). W.E.T. is therefore subject to foreign currency risks and foreign exchange exposure, including to the Chinese renminbi, the Hungarian forint, the Mexican peso, the Ukrainian hryvnia and the Canadian dollar. While W.E.T. employs financial instruments to hedge transactional and foreign exchange exposure, these activities do not completely insulate W.E.T. from those exposures. Exchange rates can be volatile and could adversely impact W.E.T.'s financial results, and cause losses from the hedging instruments utilized.

There are other risks that are inherent in W.E.T.'s international operations, including the potential for changes in socio-economic conditions, laws and regulations, including import, export, labor and environmental laws, and monetary and fiscal policies, protectionist measures that may prohibit acquisitions or joint ventures, unsettled political conditions, natural and man-made disasters, hazards and losses, violence and possible terrorist attacks.

Due to W.E.T.'s global operations, W.E.T. is subject to many laws governing international relations, including those that restrict where it can do business and what information or products it can supply to certain countries and foreign governments. Violations of these laws, which are complex, may result in criminal penalties or sanctions.

These and other factors may have a material adverse effect on W.E.T.'s international operations and therefore on our business and results of operations.

We are subject to significant currency risk associated with our investment in W.E.T.

The operations of W.E.T. represent a significant portion of our consolidated business. W.E.T.'s functional currency is the Euro and, as noted above, W.E.T.'s global transactions are conducted in a number of different currencies. We, in turn, are subject to foreign currency risks and foreign exchange exposure, pertaining to changes in the value of the Euro. Changes in the exchange rate of Euros to U.S. Dollars could significantly affect our reported revenues and earnings.

We may not be able to persuade potential customers of the merits of our products and justify their costs to increase our sales

Because of the sophisticated nature and relatively early stage of development of our main products, we have been, and will continue to be, required to educate potential customers and demonstrate that the merits of such products justify the costs associated with such products. We have relied on, and will continue to rely on, automobile manufacturers and manufacturers in other industries and their dealer networks to market our products. The success of any such relationship will depend in part on the other party's own competitive, marketing and strategic considerations, including the relative advantages of alternative products being developed and/or marketed by any such party. There can be no assurance that we will be able to continue to market our products successfully so as to generate meaningful product sales increases or to continue at existing sales volumes.

The sales cycle for our automotive products is lengthy and the lengthy cycle impedes growth in our sales

The sales cycle in the automotive components industry is lengthy and can be as long as four years or more for products that must be designed into a vehicle, because some companies take that long to design and develop a vehicle. Even when selling parts that are neither safety-critical nor highly integrated into the vehicle, there are still many stages that an automotive supply company must go through before achieving commercial sales. The sales cycle is lengthy because an automobile manufacturer must develop a high degree of assurance that the products it buys will meet customer needs, interface as easily as possible with the other parts of a vehicle and with the automobile manufacturer's production and assembly process, and have minimal warranty, safety and service problems. As a result, from the time that a manufacturer develops a strong interest in our products, it normally will take several years before our products are available to consumers in that manufacturer's vehicles.

In the automotive components industry, products typically proceed through five stages of research and development. Initial research on the product concept comes first, to assess its technical feasibility and economic costs and benefits. This stage often includes development of an internal prototype for the component supplier's own evaluation. If the product appears feasible, the component supplier manufactures a functioning prototype to demonstrate and test the product's features. These prototypes are then marketed and sold to automotive companies for testing and evaluation. If an automobile manufacturer shows interest in the product, it typically works with the component supplier to refine the product, then purchases second and subsequent generation engineering prototypes for further evaluation. Finally, the automobile manufacturer either decides to purchase the component for a production vehicle or terminates the program.

The time required to progress through these five stages to commercialization varies widely. Generally, the more a component must be integrated with other vehicle systems, the longer the process takes. Further, products that are installed by the factory usually require extra time for evaluation because other vehicle systems are affected, and a decision to introduce the product into the vehicle is not easily reversed. Because our automotive products affect other vehicle systems and is a factory-installed item, the process takes a significant amount of time to commercialization.

Other TED products that we develop are also likely to have a lengthy sales cycle. Because such technology is new and evolving, and because customers will likely require that any new product we develop pass certain feasibility and economic viability tests before committing to purchase, it is expected that any new products we develop will take some years before they are sold to customers.

The automotive industry is subject to intense competition and our current automotive products may be rendered obsolete by future technological developments in the industry

The automotive component industry is subject to intense competition. Many of our competitors are substantially larger in size and have substantially greater financial, marketing and other resources than we do. Competitors are promoting new products that may compete with our products. Additionally, heat-only devices are readily available from our competitors at relatively low prices. Competition extends to attracting and retaining qualified technical and marketing personnel. There can be no assurance that we will successfully differentiate our products from those of our competitors, that the marketplace will consider our current or proposed products to be superior or even comparable to those of our competitors, or that we can succeed in establishing new or maintaining existing relationships with automobile manufacturers. Furthermore, no assurance can be given that competitive pressures we face will not adversely affect our financial performance.

Due to the rapid pace of technological change, as with any technology-based product, our products may even be rendered obsolete by future developments in the industry. Our competitive position would be adversely affected if we were unable to anticipate such future developments and obtain access to the new technology.

Any failure to protect our intellectual property could harm our business and competitive position

We believe that patents and proprietary rights have been and will continue to be very important in enabling us to compete. There can be no assurance that any new patents will be granted or that our or our licensors' s and proprietary rights will not be challenged or circumvented or will provide us with meaningful competitive advantages or that pending patent applications will be approved. Furthermore, there can be no assurance that others will not independently develop similar products or will not design around any patents that have been or may be issued to our licensors or us. Also, failure to obtain patents in certain foreign countries may materially adversely affect our ability to compete effectively in those international markets.

Because of rapid technological developments in the automotive industry and the competitive nature of the market, the patent position of any component manufacturer is subject to uncertainties and may involve complex legal and factual issues. Consequently, although we either own or have licenses to certain patents, and are currently processing several additional patent applications, it is possible that no patents will issue from any pending applications or that claims allowed in any existing or future patents issued or licensed to us will be challenged, invalidated, or circumvented, or that any rights granted under such patents will not provide us adequate protection. There is an additional risk that we may be required to participate in interference proceedings to determine the priority of inventions or may be required to commence litigation to protect our rights, which could result in substantial costs.

Our products may conflict with patents that have been or may be granted to competitors or others

Other persons could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of our products for allegedly conflicting with patents held by them. Any such litigation could result in substantial cost to us and diversion of effort by our management and technical personnel. If any such actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. There can be no assurance that we would prevail in any such action or that any license required under any such patent would be made available on acceptable terms, if at all. Failure to obtain needed patents, licenses or proprietary information held by others may have a material adverse effect on our business. In addition, if we become involved in litigation, it could consume a substantial portion of our time and resources. From time to time, we receive notices from third parties suggesting that our products infringe on the proprietary rights of others. While we believe that none of the claims of infringement received to date are valid, we must spend time and resources reviewing those claims and defending ourselves.

We rely on trade secret protection through confidentiality agreements and the agreements could be breached

We rely on trade secrets that we seek to protect, in part, through confidentiality and non-disclosure agreements with employees, customers and other parties. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any such breach or that our trade secrets will not otherwise become known to or independently developed by competitors. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed projects, disputes may arise as to the proprietary rights to such information that may not be resolved in our favor. We may be involved from time to time in litigation to determine the enforceability, scope and validity of proprietary rights. Any such litigation could result in substantial cost and diversion of effort by our management and technical personnel. Additionally, with respect to licensed technology, there can be no assurance that the licensor of the technology will have the resources, financial or otherwise, or desire to defend against any challenges to the rights of such licensor to its patents.

Our most significant customers typically reserve the right unilaterally to cancel contracts or reduce prices, and the exercise of such right could reduce or eliminate any financial benefit to us anticipated from such contract

Automotive customers typically reserve the right unilaterally to cancel contracts completely or to require price reductions. Although they generally reimburse companies for actual out-of-pocket costs incurred with respect to the particular contract up to the point of cancellation, these reimbursements typically do not cover costs associated with acquiring general purpose assets such as facilities and capital equipment, and may be subject to negotiation and substantial delays in receipt by us. Any unilateral cancellation of, or price reduction with respect to any contract that we may obtain could reduce or eliminate any financial benefits anticipated from such contract and could have a material adverse effect on our financial condition and results of operations.

The third parties that have agreed to reimburse portions of our research and development expenses generally also reserve the right to unilaterally terminate those contracts. There can be no assurance that we will continue to receive the third party reimbursements for any of our research and development efforts.

Our success will depend in large part on retaining key personnel

Our success will depend to a large extent upon the continued contributions of key personnel. The loss of the services of Daniel R. Coker, our President and Chief Executive Officer, Caspar Baumhauer, the Chief Executive Officer of W.E.T., or other officers could have a material adverse effect on the success of our business. Our success will also depend, in part, upon our ability to retain qualified engineering and other technical and marketing personnel. There is significant competition for technologically qualified personnel in our business and we may not be successful in recruiting or retaining sufficient qualified personnel.

Our reliance on outside major contractors may impair our ability to complete certain projects and manufacture products on a timely basis

We have engaged outside contractors to perform product assembly and other production functions for us. We believe that there are other outside contractors that provide services of the kind that are used by us and that we may desire to use in the future. However, no assurance can be given that any such contractors would agree to work for us on terms acceptable to us or at all. Our inability to engage outside contractors on acceptable terms or at all would impair our ability to complete any development and/or manufacturing contracts for which outside contractors' services may be needed. Moreover, our reliance upon third party contractors for certain production functions reduces our control over the manufacture of our products and makes us dependent in part upon such third parties to deliver our products in a timely manner, with satisfactory quality controls and on a competitive basis.

Our business exposes us to potential environmental liability risks

Because W.E.T. operates its own manufacturing facilities, it is exposed to potential environmental remediation risks which could materially and adversely affect our business and results of operations. Costs associated with environmental regulation at sites where W.E.T. may be liable and future expenses that W.E.T. may incur to remediate environmental damages could be considerably higher than anticipated.

Because many of the largest automotive manufacturers are located in foreign countries, our business is subject to the risks associated with foreign sales

Many of the world's largest automotive manufacturers are located in foreign countries. Accordingly, our business is subject to many of the risks of international operations, including governmental controls, tariff restrictions, foreign currency fluctuations and currency control regulations. No assurance can be given that existing contracts will be honored by our foreign suppliers or customers.

The Company began a foreign currency risk management strategy in January 2010 that includes the use of derivative financial instruments designed to protect our economic value from the possible adverse effects of currency fluctuations as it relates to payments to suppliers. There is no certainty that we will not suffer losses in connection with any derivative instruments.

The recent global economic and financial market crisis has had and may continue to have a negative effect on our business and operations.

The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth, all of which has had and may continue to have a negative effect on our business, results of operations, financial condition and liquidity. Many of our tier-one customers, their OEM customers and our suppliers have been severely affected by the recent economic turmoil, including bankruptcy. There is no certainty that our customers and suppliers will continue to be in business. The recent crisis could continue to lead to reduced demand for our products and could result in customer payment delays or defaults. Further, suppliers may not be able to supply us with needed raw materials on a timely basis, may increase prices or go out of business, which could result in our inability to meet consumer demand or affect our financial results.

Although there has been some improvement in economic conditions starting in 2010, the timing and nature of any recovery in the credit and financial markets remains uncertain, and there can be no assurance that market conditions will continue to improve in the near future or that our financial results will not continue to be materially and adversely affected. Such conditions make it very difficult to forecast operating results, make business decisions and identify and address material business risks. The foregoing conditions may also impact the valuation of our Federal Net Operating Loss carryforwards ("NOLs") which are subject to impairment testing, potentially resulting in impairment charges which may be material to our financial condition or results of operations. See Note 5 of our consolidated financial statements and related financial information indexed on page F-1 of this Report for a more complete description of our NOLs.

We may not realize significant benefits from the W.E.T. acquisition because of integration difficulties and other challenges.

The success of our acquisition of W.E.T. will depend, in part, on our ability to fully integrate W.E.T.'s business with our existing business. The integration process may be complex, costly and time-consuming. The difficulties of integrating the operations of W.E.T. with the operations of Gentherm include, among others:

- failure to implement our business plan for the combined business;
- unanticipated issues in integrating manufacturing, logistics, information, communications and other systems;
- diversion of management attention from ongoing business concerns to integration matters;
- challenges assimilating management and other personnel from W.E.T., including because of differences in culture, language and background;
- the size of W.E.T.'s operations relative to our existing business;
- unanticipated changes in applicable laws and regulations;
- failure to retain key employees;
- operating risks inherent in the W.E.T. business and our business;
- the impact on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002; and
- unanticipated issues, expenses and liabilities.

We may not accomplish the integration of W.E.T. smoothly, successfully or within the anticipated costs or timeframe. The diversion of the attention of management from our operations to the integration effort and any difficulties encountered in combining operations could prevent us from realizing the full benefits anticipated to result from the W.E.T. acquisition and could adversely affect our business.

Following completion of the acquisition of W.E.T., we have a significant amount of goodwill and other intangible assets on our consolidated financial statements that are subject to impairment testing.

As a result of our acquisition of W.E.T. we now have significant goodwill and other intangible assets. We evaluate goodwill and indefinite life intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill impairment is indicated and indefinite life intangible assets are impaired when their book value exceeds their fair value. The value of goodwill and other intangible assets from the allocation of the purchase price from the W.E.T. acquisition will be derived from our business operating plans and is susceptible to an adverse change in demand, input costs or general changes in our business or industry and could require an impairment charge in the future.

We may incur significant additional integration costs in connection with the acquisition of W.E.T.

We have incurred significant costs in connection with the acquisition of W.E.T. We may, in the future, incur additional costs to maintain employee morale, retain key employees and formulate and implement our integration plans.

We may not be able to generate sufficient cash flows to meet our substantial debt service obligations resulting from the acquisition of W.E.T. and such substantial debt service obligations could adversely affect our business and limit our ability to plan for or respond to changes in our business.

We incurred substantial additional debt in connection with the acquisition of W.E.T. Our ability to make payments on and to refinance our debt obligations and to fund planned capital expenditures depends on our ability to generate cash from our future operations. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may not be able to refinance any of our indebtedness on commercially reasonable terms, or at all.

If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, any of which could impede the implementation of our business strategy or prevent us from entering into transactions that would otherwise benefit our business. Additionally, we may not be able to effect such actions, if necessary, on commercially reasonable terms, or at all.

Our substantial debt obligations could have important consequences to our business. For example:

- we may be more vulnerable to general adverse economic and industry conditions;
- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes, including for working capital, dividends, business development efforts and to finance mergers and acquisitions;
- our ability to borrow more money for operations, working capital or to finance future mergers and acquisitions will be limited;
- limiting our ability to refinance or repay debt obligations when they become due;
- we are exposed to the risk of increased interest rates because a portion of our borrowings, including under our credit facility, are at variable rates of interest; and
- our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited, thereby placing us at a competitive disadvantage compared to our competitors that have less indebtedness.

The covenants to which we are subject under our credit facility restrict our ability to incur additional indebtedness, grant additional liens against our assets, prepay obligations, make investments and enter into various types of agreements. We are additionally prohibited from making general dividends and other payments with respect to our equity interests in cash, excluding any such payments with respect to the Preferred Shares. While not unusual for a financing of this type, the restrictions in our credit facility may prevent us from taking actions that we believe would be in the best interest of our business and may make it difficult for us to execute our business plans.

Holders of the Preferred Shares have rights that may restrict our ability to operate our business.

Under our Articles of Incorporation, we are subject to certain covenants that limit our ability to create new series of preferred stock, other than series junior to the Series C Convertible Preferred Stock (the "Preferred Shares"), and to offer and sell certain types of variable priced securities. We are also limited, with certain exceptions, in our ability to incur additional debt while the Preferred Shares are outstanding. Such restrictions may have an adverse effect on our ability to operate our business while the Preferred Shares are outstanding.

Risks Related to Our Common Stock

Our quarterly results may fluctuate significantly, and the relatively small average daily trading volume of our Common Stock may adversely affect the liquidity of our Common Stock and stock price

Our quarterly operating results may fluctuate significantly in the future due to such factors as acceptance of our product by automotive manufacturers and consumers, timing of our product introductions, availability and pricing of components from third parties, competition, timing of orders, foreign currency exchange rates, technological changes, resources spent on litigation activities and economic conditions generally. Broad market fluctuations in the stock markets can adversely affect the market price of our Common Stock. In addition, failure to meet or exceed analysts' expectations of financial performance may result in immediate and significant price and volume fluctuations in our Common Stock.

Historically, the average daily trading volume of our Common Stock has been relatively low as compared to the total number of outstanding shares of Common Stock. Without a significantly larger number of shares made available for trading by the public, our Common Stock is less liquid than stocks with more trading activity, and as a result, trading prices of our Common Stock may significantly fluctuate and certain institutional investors may be unwilling to invest in such a thinly traded security.

We have anti-takeover defenses that could make it more difficult for a third party to acquire a majority of our outstanding voting stock

Our Board of Directors (our "Board") has the authority to issue up to 4,991,000 shares of Preferred Stock and to determine the price, rights (including conversion rights), preferences and privileges of those shares without any further vote or action by the shareholders; however, 7,000 Preferred Shares were issued as the Preferred Shares. Consequently, only 4,984,000 shares of preferred stock are available for issuance. Consistent with this authority, in January, 2009 our Board adopted a Shareholder Rights Plan (the "Rights Plan") in which one purchase right was distributed as a dividend on each share of Company Common Stock held of record as of the close of business on February 10, 2009 (the "Rights"). If exercisable, each Right will entitle its holder to purchase from the Company one one-thousandth of a share of a newly created Series B Preferred Stock of the Company for $20.00 (the "Purchase Price"). The Rights will become exercisable if any person or group becomes the beneficial owner of 15% or more of the Company's Common Stock or has commenced a tender or exchange offer which, if consummated, would result in any person or group becoming the beneficial owner of 15% or more of the Company's Common Stock. If any person or group becomes the beneficial owner of 15% or more of the Company's Common Stock, each right will entitle its holder, other than the acquiring person, to purchase a number of shares of the Company's or the acquiror's Common Stock having a value of twice the Purchase Price.

The Rights are deemed attached to the certificates representing outstanding shares of Common Stock. The Rights Plan is designed to deter coercive takeover tactics and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's shareholders; however, the existence of the Rights Plan and the rights of holders of any other shares of preferred stock that may be issued in the future, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

The terms of the Preferred Shares, including with respect to redemption, conversion, dividend payments and amortization, may put pressure on the trading price of our common stock.

The Preferred Shares are convertible into shares of our common stock and we may redeem, pay dividends on or amortization amounts on, the Preferred Shares in cash, common stock, or any combination thereof. If our Preferred Shares are converted into common stock or if we redeem, pay dividends or amortization amounts with shares of common stock, the amount of stock we issue will be determined by reference to the average lowest fifteen volume weighted average prices of our common stock during the twenty (20) consecutive trading days ending two days prior to the date on which we determine whether to pay dividends or amortization amounts in shares of our common stock. Sales of our common stock during this twenty-day trading period by us, or permitted hedging activities by other investors, including holders of the Preferred Shares, could negatively affect the trading price of our common stock.

Our issuance of substantial amounts of our common stock to holders of Preferred Shares could adversely affect the value of our common stock.

Issuance by us of a substantial amount of additional shares of our common stock to the holders of Preferred Shares upon conversion of, redemption of or payment of dividends on such Preferred Shares as permitted by our Articles of Incorporation could adversely affect the prevailing market price of our common stock.

We are currently prohibited from making dividend payments on our common stock. Furthermore, we do not anticipate paying dividends on our common stock in the future.

Under the terms of our Articles of Incorporation, so long as any Preferred Shares are outstanding, no dividends or distributions (whether in cash, any securities or other property) are permitted to be made to holders of common stock. Furthermore, our bank credit facility also prohibits payment of dividends on our common stock so long as such facility is outstanding. We have never paid any cash dividends on our Common Stock and do not anticipate paying dividends in the near future.

The repurchase right in the Preferred Shares triggered by a change of control or other fundamental transaction could discourage a potential acquirer.

We may be required to repurchase all of the Preferred Shares in connection with a "change of control" or "fundamental transaction" as such terms are defined in the instruments governing the Preferred Shares. Such repurchase rights could discourage a potential acquirer due to the potentially significant costs associated with repurchasing such securities.

If any holder of Preferred Shares converts its Preferred Shares into our common stock, or we use our common stock in connection with periodic redemptions of or dividend payments on, the Preferred Shares, our common stockholders will experience immediate dilution.

Any holder of the Preferred Shares may, at any time, convert its Preferred Shares into our common stock. If any holder of our Preferred Shares so converts, our common stockholders will experience immediate dilution. In addition, our common stockholders will also experience dilution when and if we issue shares of common stock in connection with periodic redemptions of and dividend payments on the Preferred Shares.

We are required to redeem the Preferred Shares in nine equal quarterly installments beginning on September 1, 2011 and ending on September 1, 2013 by paying cash, issuing shares of our common stock or any combination thereof for $10,000 per Preferred Share plus accumulated and unpaid dividends. If certain conditions are met, we can pay the installment amounts, as well as dividends, on the Preferred Shares, in shares of our common stock.

In the event of a conversion by a holder of Preferred Shares into our common stock, the conversion ratio is computed as the price paid for the Preferred Shares being converted divided by $15.83, and then rounded up to the nearest whole share.

In the event we elect to issue shares of common stock in connection with periodic redemptions of and dividend payments on the Preferred Shares, the conversion ratio is computed as the dollar amount being converted divided by the lower of (A) $15.83 and (B) the "Market Price" as of the date of conversation. The Market Price, for this purpose, is computed as a ten percent (10%) discount to the arithmetic average of the lowest fifteen (15) volume weighted average closing prices of our common stock during the twenty (20) consecutive trading day period ending two (2) trading days prior to the date of determination. Consequently, the number of shares of common stock that may be issued in connection with periodic redemptions of and dividend payments on the Preferred Shares will fluctuate with the closing price of our common stock and will increase if the price of our common stock decreases. The resulting dilution of our existing common stockholders would increase if the price of our common stock decreases.

The price of our common stock may fluctuate significantly.

The price of our common stock on The NASDAQ Global Select Market may fluctuate significantly in response to many factors, including:

- general market and economic conditions;
- actual or anticipated variations in our operating results, funds from operations, cash flows, liquidity or distributions;
- changes in our earnings estimates or those of analysts;
- publication of research reports about us, the automotive industry generally or automotive supplier industry, and recommendations by financial analysts with respect to us or other automotive suppliers;
- adverse market reaction to the amount of our outstanding debt at any time, the amount of our maturing debt in the near and medium term and our ability to refinance such debt and the terms thereof or our plans to incur additional debt in the future;
- the ability of our customers to pay us and meet their other obligations to us under current contract terms and our ability to hold and expand our customer base;
- increases in market interest rates that lead purchasers of our shares of capital stock to demand a higher dividend yield;
- changes in market valuations of similar companies;
- adverse market reaction to any securities we may register or issue or additional debt we incur in the future;
- additions or departures of key management personnel;
- actions by institutional stockholders;
- speculation in the press or investment community;
- continuing high levels of volatility in the capital and credit markets; and
- the realization of any of the other risk factors included in, or incorporated by reference to, this Report on Form 10-K.

Many of the factors listed above are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our financial performance and condition and prospects. It is impossible to provide any assurance that the market price of our common stock will not fall in the future, and it may be difficult for holders to resell shares of our common stock at prices they find attractive, or at all. We expect that the market price of our common stock will continue to fluctuate. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock. The price of our common stock could also be affected by possible sales of our common stock by investors who view the Preferred Shares as a more attractive means of equity participation in us and by hedging or arbitrage activity that may develop involving our common stock.

Our common stock ranks junior to our Preferred Shares.

In the event of our bankruptcy, liquidation or winding-up, any rights that our common stockholders may have will be junior to the rights of the holders of our Preferred Shares and therefore any outstanding Preferred Shares may reduce the amount available to our common stockholders in the event of any such liquidation event. In the event we are unable to continue as a going concern or otherwise liquidate, the holders of the Preferred Shares will have a liquidation preference equal to the greater of (i) the sum of the stated value, accrued and unpaid dividends of and on such holder's Preferred Shares and the amount of all future dividends through the maturity date that would have been received in the absence of liquidation; and (ii) an amount that a holder would have received in liquidation had the Preferred Shares been converted immediately prior to the event of liquidation. In such an event, the Preferred Shares may significantly diminish the amounts, if any, available for distribution to holders of our common stock.

The market price of our common stock may decline as a result of the W.E.T. Acquisition.

The market price of our common stock may decline as a result of our acquisition of W.E.T. if, among other things, we are unable to achieve the expected growth in earnings. The market price of our common stock also may decline if we do not achieve the perceived benefits of the W.E.T. acquisition as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the W.E.T. acquisition on our financial results is not consistent with the expectations of financial or industry analysts.

Additional Risks Related to Our Series C Convertible Preferred Stock

We may not have sufficient earnings and profits in order for distributions on the Preferred Shares to be treated as dividends.

Distributions paid on the Preferred Shares may exceed our current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes. If that occurs, the amount of the distribution that exceeds such earnings and profits will be treated first as a return of capital to the extent of the holder's adjusted tax basis in the preferred stock, and the excess, if any, over such adjusted tax basis, will generally be treated as capital gain. Such treatment, as opposed to dividend treatment, may be unfavorable for corporate holders and certain other holders.

We may not be able to pay amounts due to holders of the Preferred Shares in the event of certain defaults in our payment obligations and in connection with certain other events under the Preferred Shares.

Any failure to pay any amounts due to the holders of the Preferred Shares, as well as certain other triggering events, including, without limitation, our failure to timely deliver shares, our suspension of trading, our failure to keep reserved for issuance an adequate number of shares of common stock to cover conversion of the Preferred Shares, and breaches of certain representations, warranties and covenants that are not timely cured, where a cure period is permitted, would permit the holders of our Preferred Shares to compel our redemption of such Preferred Shares in cash at a price per share containing a significant premium to the stated value of the Preferred Shares, plus an additional make-whole amount per Preferred Share being redeemed. If one of the enumerated triggering events occurs, or if for any other reason we are required to redeem the Preferred Shares in cash prior to maturity, no assurance can be given that we would have the cash or financial resources available to us to make such a payment, and such an acceleration could cause us to be in default under or breach our obligations under our credit facility, have a material adverse effect on our business and financial condition and may impair our ability to operate our business as a going concern.

The Preferred Shares are subordinated to our credit facility.

We have incurred substantial indebtedness to finance our acquisition of W.E.T. The Preferred Shares rank junior and are subordinate to this bank indebtedness and certain other liabilities pursuant to, among other things, a subordination agreement entered into between investors in the Preferred Shares and our lender (the "Subordination Agreement"). Pursuant to the terms of the Subordination Agreement and our credit facility, we are not permitted to make, and the holders of our Preferred Shares are not permitted to accept, cash payments on account of the Preferred Shares unless no "Default" or "Event of Default" then exists under the credit facility or would result from the making of the payment and we are in compliance with the "Fixed Charge Coverage Ratio" under the credit facility. There are no comparable restrictions on our ability to pay obligations on the Preferred Shares through issuance of common shares. In the event of our bankruptcy, liquidation or winding-up, our assets will only be available to pay obligations on the Preferred Shares, including dividends and amortization amounts, after all of our indebtedness and other liabilities have been paid in full.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following table presents the Company's properties currently in use:

Facility	Location	Purpose	Sq Footage	Owned or leased	Monthly Rent	Lease Expiration
Gentherm Headquarters	Farmington Hills, MI U.S.A.	Corporate headquarters	39,100	Leased	$41,000	December 31, 2019
Gentherm Research Facility	Irwindale, CA U.S.A	Research and development	33,000	Leased	$47,000	September 30, 2013
Gentherm Research Facility	Azusa, CA U.S.A.	Research and development	12,200	Leased	$ 8,000	July 31, 2017
Gentherm Materials Research Facility	Azusa, CA U.S.A.	Materials research and development	10,100	Leased	$ 9,000	September 30, 2015
W.E.T. Headquarters	Odelzhausen, Germany	W.E.T. Headquarters	135,245	Owned	$ —	—
W.E.T. Hungary	Pilisszentivan, Hungary	Warehouse and customer service center	298,690	Owned	$ —	—
W.E.T. Ulkraine	Vinogradov, Ukraine	Manufacturing and warehouse	191,050	Owned	$ —	—
W.E.T. Malta	Ta' Xbiex, Malta	Customer service center	2,153	Leased	$ 1,125	March 31, 2013
W.E.T. China	Langfang, China	Manufacturing	279,864	Owned	$ —	—
W.E.T. China	Shen Zhen, China	Manufacturing	60,924	Leased	$34,801	July 19, 2017
W.E.T. Yongsan	Ulsan, South Korea	Warehouse	3,552	Leased	$ 1,716	October 31, 2013
W.E.T. Canada	Windsor, Canada	Customer service center	29,725	Leased	$36,970	February 14, 2020
W.E.T. Texas	Del Rio, TX U.S.A.	Warehouse	42,076	Leased	$15,784	June 15, 2015
W.E.T. Mexico	Acuña, Mexico	Manufacturing	84,734	Leased	$24,003	June 30, 2015
W.E.T. Mexico	Acuña, Mexico	Manufacturing	101,110	Leased	$40,562	December 30, 2022
W.E.T. Comair	Shanghai, China	Customer service center	13,703	Leased	$25,721	October 31, 2015

On December 30, 2011, we amended our corporate headquarters lease to include approximately 19,600 of additional square feet commencing March 15, 2012. A second expansion of approximately 7,400 additional square feet will commence May 1, 2013. The current monthly rent for the corporate headquarters and research and development facility in Irwindale, California includes the rent and an allocation of operating expenses for property taxes and insurance. In addition to the facilities listed above, we also lease office space in Japan, Germany, Korea and China for marketing and sales activities. The combined cost of these three leases is approximately $25,000 per month.

W.E.T. maintains a global operational structure with manufacturing sites close to its key customers. W.E.T.'s European operations are primarily concentrated around its headquarters and customer service center in Odelzhausen, as well as its Hungarian and Ukrainian sites. W.E.T. operates three sites in North America, a customer service and research center located in Windsor, Canada, a warehouse facility located in Del Rio, Texas and a production site located in Acuña, Mexico. In Asia, W.E.T. operates a low-cost production facility including customer service and research and development functions in Langfang, China and maintains representative offices in Seoul, South Korea and Tokyo, Japan. W.E.T.'s China operation was established in 2003 and serves the South Korean, Japanese, Chinese and certain European markets.

ITEM 3. LEGAL PROCEEDINGS

We are subject to litigation from time to time in the ordinary course of our business, however there is no other current material pending litigation to which we are a party and no material legal proceeding was terminated, settled or otherwise resolved during the fourth quarter of the fiscal year ended December 31, 2012.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ Global Select Market under the symbol THRM. Prior to June 12, 2012, our common stock traded on the NASDAQ Global Select Market under the symbol ARGN. The following table sets forth the high and low sale prices for our common stock as reported on the NASDAQ Global Select Market for each quarterly period from January 1, 2011 through December 31, 2012.

	High	Low
2011		
1st Quarter	$15.27	$10.14
2nd Quarter	17.38	13.32
3rd Quarter	18.02	11.96
4th Quarter	16.44	12.05
2012		
1st Quarter	$17.52	$13.98
2nd Quarter	16.37	10.80
3rd Quarter	13.44	10.24
4th Quarter	13.30	11.05

As of March 1, 2013, there were approximately 87 registered holders of record of our common stock (not including beneficial owners holding shares in nominee accounts). A substantially greater number of holders are beneficial owners whose shares are held of record by banks, brokers and other financial institutions. Under the terms of our Articles of Incorporation, so long as any shares of Series C Convertible Preferred Stock are outstanding, no dividends or distributions (whether in cash, any securities or other property) are permitted to be made to holders of common stock. Furthermore, our bank credit facility also prohibits payment of dividends on our common stock so long as such facility is outstanding. We have not paid any cash dividends since formation and we do not expect to pay any cash dividends on our common stock in the foreseeable future.

The following table provides information as of December 31, 2012, with respect to our shares of common stock that may be issued under our existing equity compensation plans:

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Common Shares Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders:			
2011 Plan:	546,000	$12.77	2,304,000
2006 Plan:	1,291,179	$ 7.52	8,578
1997 Plan:	292,750	$ 7.36	—
Total:	2,129,929		2,312,578

A description of the material features of the above plans is incorporated herein by reference to Note 8 of our consolidated financial statements and related financial information indexed on page F-1 of this Report.

Issuer Purchases of Equity Securities During Fourth Quarter 2012

Period	(a) Total Number of Shares Purchased*	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 1, 2012 to October 31, 2012	—	—	—	—
November 1, 2012 to November 30, 2012	—	—	—	—
December 1, 2012 to December 31, 2012	778	$10,000	778	2,332

* Represents repurchases of Series C Convertible Preferred Stock made in accordance with the Company's Articles of Incorporation, which require periodic redemptions.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data have been derived from our audited financial statements, some of which appear under Item 15 of this Report. These selected financial data might not be a good indicator of our expected results for fiscal 2012. You should read the selected financial data together with the financial statements and notes to financial statements from which this information is derived and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this Report.

	Year Ended December 31, (In thousands except per share data)				
	2012	2011(b)	2010	2009	2008
Product revenues	$554,979	$369,588	$112,403	$ 60,925	$ 63,613
Operating income[a]	36,058	17,808	11,357	128	3,934
Net income[a][c]	24,321	11,203	8,799	(228)	3,166
Gain (loss) attributable to non-controlling interest[a]	6,449	1,545	(649)	(484)	—
Net income attributable to Gentherm Incorporated[a]	17,872	9,658	9,448	256	—
Convertible preferred stock dividends	6,711	8,228	—	—	—
Net income attributable to common shareholders[a]	11,161	1,430	—	—	—
Basic earnings per share:					
Common Stock[a]	0.39	0.06	0.44	0.01	0.14
Diluted earnings per share[a]	0.39	0.06	0.42	0.01	0.14

	As of December 31, (In thousands)				
	2012	2011	2010	2009	2008
Working capital[d]	$124,935	$ 65,955	$ 47,239	$ 33,542	$ 30,471
Total assets[a]	439,197	374,877	77,178	60,697	51,426
Long term obligations	84,356	108,279	688	427	392
Series C Convertible Preferred Stock	22,469	50,098	—	—	—
Accumulated deficit[a]	(17,383)	(28,544)	(29,974)	(39,422)	(39,678)

a) Amounts have been impacted by the Company's change in accounting policy for the treatment of external patent development costs. The Company no longer capitalizes external legal and filing fees associated with new patent applications. Instead, these types of external costs are expensed as incurred and classified as research and development expenses in our consolidated statement of operations. See the *Goodwill and Other Intangible Assets* section of Note 2 of our consolidated financial statements and related financial information indexed on page F-1 of this Report for additional information regarding this change in accounting policy.

b) On May 16, 2011, we acquired a majority interest in W.E.T. As a result, the selected financial data for 2011 include W.E.T. for the period from May 16, 2011 to December 31, 2011 only and the selected financial data for 2008 to 2010 do not include W.E.T.

c) Net income for the year ended December 31, 2010 reflects an adjustment in the valuation allowance relating to the Company's Federal Net Operating Loss (NOL) carryforwards resulting in an income tax benefit of $1,375. During 2010, we completed a study related to the 1999 change in control limitation amount and determined that an additional $4,044 of these NOL's were utilizable. See Note 5 of our consolidated financial statements and related financial information indexed on page F-1 of this Report for a more detailed explanation.

d) Represents current assets less current liabilities.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, our financial statements (and notes related thereto) and other more detailed financial information appearing elsewhere in this report. Consequently, you should read the following discussion and analysis of our financial condition and results of operations the "Risk Factors" section of this report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. See also "Forward-Looking Statements" in Item 1A of this report.

Overview

We design, develop, manufacture and market proprietary thermal seat comfort systems and cable systems for sale to automobile and truck original equipment manufacturers ("OEMs"). In 2012, we completed our thirteenth full year of producing and selling our Climate Control Seat™ ("CCS™") products, which provide year-round comfort by providing both heating and cooling to seat occupants.

We also sell a heated and cooled cup holder and a heated and cooled mattress that utilize our proprietary TED technology.

On May 16, 2011, we acquired a majority interest in W.E.T., a German publicly traded company based in Odelzhausen, Germany. W.E.T.'s primary product categories include automotive seat comfort systems and specialized automotive cable systems. The automotive seat comfort systems category includes automotive seat heaters, climate comfort systems (similar to Gentherm's climate controlled seat technology) for automotive seats, automotive steering wheel heater systems and integrated electronic components. The specialized automotive cable systems category includes ready-made wire harnesses and related wiring products.

W.E.T.'s primary customers are also Tier 1 suppliers and automotive OEMs. W.E.T. also offers product solutions to other customer groups, namely customer groups related to seat heating equipment for the automotive aftermarket, ski lifts and sports stadiums and the production of ventilation systems for the automotive and various other industries.

We primarily sell directly to seat manufacturers. Our five largest customers are Johnson Controls, Lear Corporation, Magna, Sanyo and Dymos.

We operate as a Tier II supplier to the auto industry. Inherent in this market are costs and commitments well in advance of the receipt of orders (and resulting revenues) from customers. This is due in part to automotive manufacturers requiring the coordination and testing of proposed new components and sub-systems. Revenues from these expenditures may not be realized for two to three years as the manufacturers tend to group new components and enhancements into annual or every two to three year vehicle model introductions. These customers in turn sell our product, as a component of an entire seat or seating system, to automotive OEMs.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions. These estimates and assumptions include, but are not limited to:

- Warranty reserves,
- Litigation reserves,

- Allowances for doubtful accounts,
- Income taxes,
- Inventory reserves,
- Stock compensation and
- Patents.

Accrued Warranty Costs

Historical Gentherm does not offer our customers explicit warranty terms; however, we do honor warranty claims for defective products. W.E.T. offers customers explicit warranty terms. We have secured errors and omissions insurance which provides certain coverage for defects in our product designs; however, historical Gentherm does not maintain a product recall insurance policy. W.E.T. maintains a product recall insurance policy. Provision for estimated future cost of warranty for product delivered is recorded when revenue is recognized. While we believe our warranty reserve is adequate and that the judgment applied is appropriate, such estimates could differ materially from what will actually transpire in the future. The warranty policy is reviewed by management annually. Based on historical information available to the Company and claims filed to date, the warranty accrual is periodically adjusted to reflect management's best estimate of future claims.

Litigation Reserves

We record estimated future costs related to new or ongoing litigation. These estimates include costs associated with attorney fees and potential claims and assessments less any amounts recoverable under insurance policies.

Allowance for doubtful accounts

We record an allowance for doubtful accounts once exposure to collection risk of an accounts receivable is specifically identified. We analyze the length of time an accounts receivable is outstanding, as well as a customer's payment history to determine the need for and amount of an allowance for doubtful accounts.

Income Taxes

We record income tax expense using the liability method which specifies that deferred tax assets and liabilities be measured each year based on the difference between the financial statement and tax bases of assets and liabilities at the applicable enacted Federal and state tax rates. A valuation allowance is provided for a portion of our net deferred tax assets when we consider it more likely than not that the asset will not be realized. At December 31, 2012 and 2011, a valuation allowance has been provided for an estimated portion of our NOLs generated prior to a 1999 change in control, as defined by the internal revenue code, which limits our ability to utilize those NOLs. If future annual taxable income were to be significantly less than current and projected levels, there is a risk that some of our NOLs not already provided for by the valuation allowance would expire prior to utilization. We do not expect significant differences between our taxable income and our book earnings before income taxes.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Stock Based Compensation

We account for all share-based payments to employees, including grants of employee stock options, as compensation expense based upon the fair value on the date of grant. We determine fair value of such awards using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates certain assumptions, such as risk-free interest rate, expected volatility, expected dividend yield and expected life of options, in order to arrive at a fair value estimate. Expected volatilities are based on the average of the historical volatility of the Company's common stock and that of an index of companies in our industry group. Since the Company has little historical data to help evaluate the expected lives of options, we considered several other factors in developing this assumption including the average holding period of outstanding options, their remaining terms and the cycle of our long range business plan. The risk free interest rate is based upon quoted market yields for United States Treasury debt securities. The expected dividend yield is based upon the Company's history of having never issued a dividend and management's current expectation of future action surrounding dividends. We believe that the assumptions selected by management are reasonable; however, significant changes could materially impact the results of the calculation of fair value.

Patent Costs

Our business strategy largely centers on designing products based upon internally developed and licensed technology. When possible, we protect these technologies with patents. During the fourth quarter 2012, we changed our method of accounting for costs, all of which were external, associated with the application for patents. Prior to the change we capitalized the external legal and filing fees associated with new patent applications in addition to the cost of purchased patents. These costs were then amortized on a straight-line basis over their estimated economic useful lives which ranged from 4 to seventeen years. Under the new method, external legal costs are expensed as incurred and classified as research and development expenses in our consolidated statement of operations. We believe that this change is preferable because it will result in consistent treatment for all costs, that is, under our new method both internal and external costs associated with the application for patents are expensed as incurred. In addition, the change will provide a better comparison with our industry peers. Costs associated with the purchase of patents and patent rights, including those acquired in conjunction with a business combination, continue to be capitalized as before. We periodically review the recoverability and remaining life of our capitalized patents based upon market conditions, competitive technologies and our projected business plans. Change in these conditions could materially impact the carrying value for our capitalized patents.

Results of Operations Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following table presents select operations data for the period as reported, amounts for W.E.T. operations and amounts for Gentherm less the W.E.T. amounts representing the historical portion of Gentherm. These Historical Gentherm financial results, which are non-GAAP measures, are provided to help shareholders understand Gentherm's results of operations in light of the acquisition of W.E.T. These non-GAAP financial measures should be viewed in addition to, and not as an alternative for, Gentherm's reported results prepared in accordance with GAAP.

	Twelve month period ended December 31, 2012 (In Thousands)		
	As Reported	Less: W.E.T.	Historical Gentherm
Product revenues	$554,979	$422,714	$132,265
Cost of sales	413,052	316,471	96,581
Gross margin	141,927	106,243	35,684
Gross margin percent	*25.6%*	*25.1%*	*27.0%*
Operating expenses:			
Net research and development expenses	40,950	30,600	10,350
Selling, general and administrative expenses[1]	64,919	45,089	19,830
Operating income	36,058	30,554	5,504
Earnings before income tax	32,672	29,621	3,051

(1) During the period ending December 31, 2012, historical Gentherm incurred approximately $1,950 in expenses related to the efforts to register a Domination and Profit and Loss Transfer Agreement ("DPLTA"), and Sarbanes-Oxley compliance for W.E.T. within selling, general and administrative expenses. See the Liquidity and Capital Resources section of this report for additional information about the DPLTA.

	Twelve month period ended December 31, 2011 (In Thousands)		
	As Reported	Less: W.E.T.(1)	Historical Gentherm
Product revenues	$369,588	$237,248	$132,340
Cost of sales	274,621	179,374	95,247
Gross margin	94,967	57,874	37,093
Gross margin percent	*25.7%*	*24.4%*	*28.0%*
Operating expenses:			
Net research and development expenses	29,733	18,793	10,940
Acquisition transaction expenses	5,316	468	4,848
Selling, general and administrative expenses	42,110	27,747	14,363
Operating income	17,808	10,866	6,942
Earnings before income tax	15,869	9,050	6,819

(1) On May 16, 2011, Gentherm acquired a majority interest in W.E.T. Balances shown for W.E.T. represent only the portion of the year that occurred on or after the acquisition date.

Product Revenues. Product revenues for 2012 were $554,979,000 compared with product revenues of $369,588,000 for 2011, an increase of $185,391,000, or 50%, reflecting a full twelve months of W.E.T. revenues earned in 2012 compared with seven and a half months of W.E.T. revenues earned in 2011. In addition, the results for 2012 reflect new program launches for CCS, including the Ford Flex, Nissan Pathfinder, Infiniti JX, Hyundai i40 and Kia K9 Cadenza. Certain existing vehicle programs had higher revenue during the period as a result of our customers expanding the availability of our product to additional geographic regions. These vehicles include the Kia Optima which is now also offered in the China and North American markets. Partially offsetting higher product revenues during YTD 2012 is a decline related to the weakening of the Euro against the U.S. dollar which negatively impacted our Euro denominated revenues. Our Euro denominated product revenue for 2012 was €126,602,000 and the average US Dollar/Euro exchange rate for 2012 was 1.2861. If the average exchange rate for YTD 2012 been equal to the average US Dollar/Euro rate for all of 2011 of 1.3921, we would have reported incrementally higher revenue of approximately $13,400,000.

Cost of Sales. Cost of sales increased to $413,052,000 during 2012 from $274,621,000 during 2011. This increase of $138,431,000 or 50%, is due to a full twelve months of W.E.T. cost of sales incurred in 2012 compared with seven and a half months of W.E.T. cost of sales incurred during 2011, offset by higher gross margin percentages. Historical Gentherm's 2012 costs of sales include $1,611,000 to accelerate royalty obligations from a worldwide license agreement. Adding back the effect for this one time charge, historical Gentherm's 2012 gross margin percentage improved slightly compared with 2011.

Net Research and Development Expenses. Net research and development expenses increased to $40,950,000 during 2012 from $29,733,000 during 2011, reflecting a full twelve months of W.E.T. research and development expenses incurred in 2012 compared with seven and a half months of W.E.T. expenses incurred during 2011. The decrease in historical Gentherm net research and development costs is due to an increase in funding reimbursements from U.S. Department of Energy sponsored research and product development.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $64,919,000 during 2012 from $42,110,000 during 2011. This $22,809,000, or 54%, increase is primarily due to a full twelve months of W.E.T. expenses incurred in 2012 compared with seven and a half months of W.E.T. expenses in 2011, and higher selling, general and administrative expenses at historical Gentherm. Historical Gentherm's 2012 expenses increased $5,467,000, or 38%, and included approximately $950,000 in legal expenses related to a Domination and Profit and Loss Transfer Agreement ("DPLTA") for W.E.T., approximately $1,000,000 in expenses related to the Sarbanes-Oxley implementation for W.E.T. and approximately $686,000 in one time fees associated with an investigation of a potential merger. The remaining increase in historical Gentherm's selling, general and administrative expenses is due to higher general legal, audit and travel costs, as well as wages and benefits costs resulting from new employee hiring and merit increases. See the Liquidity and Capital Resources section of this report for additional information about the DPLTA.

Income Tax Expense. We recorded an income tax expense of $8,351,000 during 2012 representing an effective tax rate of 25.6%. Our tax rate differs from the federal statutory rate for a number of factors. Factors increasing our tax expense include state and local taxes, expenses that are not deductible for tax purposes, certain acquisition expenses incurred in conjunction with the W.E.T. acquisition that are not tax deductible, withholding taxes imposed when our subsidiaries pay upstream dividends, and non deductible stock compensation. Factors that decrease our tax expense include research and development tax credits, tax exempt income, which includes a portion of our foreign currency gains, nontaxable gains on derivatives and lower tax rates in certain foreign jurisdictions. Finally, the American Taxpayer Relief Act of 2012 ("the Act") was signed into law but not until January 2, 2013. The Act retroactively restored the research and development credit and certain exemptions under the foreign income tax rules, however, because a change in tax law is accounted for in the period of enactment, the retroactive effect of the Act on the Company's U.S. federal taxes for 2012, a benefit of approximately $1,300,000 will not be recognized until the first quarter of 2013. See Note 5 to our Consolidated Financial Statements for further discussion regarding these differences. During 2011, we recorded an income tax expense of $4,666,000, representing an effective tax of 29.4%. This rate differs from the federal statutory rate due to the above listed factors as well as factors relating to the acquisition of W.E.T.

Results of Operations Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The following table presents select operations data for the period as reported, amounts for W.E.T. operations and amounts for Gentherm less the W.E.T. amounts representing the historical portion of Gentherm. These Historical Gentherm financial results, which are non-GAAP measures, are provided to help shareholders understand Gentherm's results of operations in light of the acquisition of W.E.T. These non-GAAP financial measures should be viewed in addition to, and not as an alternative for, Gentherm's reported results prepared in accordance with GAAP.

	Twelve month period ended December 31, 2011			Twelve month ended December 31, 2010
	As Reported	Less: W.E.T.	Historical Gentherm	
	(In Thousands)			
Product revenues	$369,588	$237,248	$132,340	$112,403
Cost of sales	274,621	179,374	95,247	79,648
Gross margin	$ 94,967	$ 57,874	$ 37,093	$ 32,755
Gross margin percent	*25.7%*	*24.4%*	*28.0%*	*29.1%*
Operating expenses:				
Net research and development expenses	29,733	18,793	10,940	10,436
Acquisition transaction expenses	5,316	468	4,848	—
Selling, general and administrative expenses	42,110	27,747	14,363	10,955
Operating income	17,808	10,866	6,942	11,364
Earnings before income tax	15,869	9,050	6,819	11,501

Product Revenues. Product revenues for 2011 were $369,588,000 compared with product revenues of $112,403,000 for 2010, an increase of $257,185,000, or 229%, primarily reflecting additional revenue for W.E.T. of $237,248,000. The increase of $19,937,000 attributable to historical Gentherm was primarily the result of a much improved automotive marketplace. Unit shipments of CCS were 1,922,000 during 2011 compared with unit shipments of 1,597,000 during 2010, an increase of 325,000 units. The higher product revenues and unit volumes are due to increased shipments on vehicles that were launched during 2010 and, for 2011, include a full year's worth of production activity. These include the Ford F-250, Ford Explorer, Hyundai Veracruz, Kia Sportage, Kia Optima and Kia Sonata. Strong product revenue performance was partially offset by lower sales volumes for the Jaguar XJ and Land Rover Range Rover. Strong demand for our heated and cooled mattress in the first full year of sales, as well as for our heated and cooled cup holder also contributed to the growth in product revenues.

Cost of Sales. Cost of sales increased to $274,621,000 during 2011 from $79,648,000 during 2010. This increase of $194,973,000 or 245%, is primarily attributable to the costs of sales of W.E.T. of $179,374,000. The remaining increase of $15,599,000 attributable to historical Gentherm is due to higher sales volumes and slightly lower gross profit percentages. The gross profit percentage during 2011 was approximately 26% compared with 29% during 2010. This decrease in gross profit was the result of an unfavorable change in product mix and higher raw material costs. Partially offsetting this decrease is a greater coverage of fixed costs at the higher volume levels.

Net Research and Development Expenses. Net research and development expenses increased to $29,773,000 during 2011 from $10,436,000 during 2010, primarily reflecting additional research and development expenses for W.E.T. of $18,793,000. We classify development and prototype costs and related reimbursements as research and development. This is consistent with accounting standards applied in the automotive industry. Depreciation costs for tooling are included in cost of sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $42,110,000 during 2011 from $10,955,000 during 2010. This $31,155,000, or 284%, increase is primarily due to the selling, general and administrative expenses for W.E.T. of $27,747,000, or 89%, of the total increase. The remaining $3,408,000, increase attributable to historical Gentherm is due to full a year's worth of expenses at our China office, an increase in the number of sales and marketing employees at our Korea office, certain costs related to integration activities of W.E.T. and higher bad debt expense related to certain receivable balances. Higher compensation expense from employee merit and headcount increases also contributed to higher 2011 historical Gentherm selling, general and administrative expenses compared with 2010.

Income Tax Expense. We recorded an income tax expense of $4,666,000 during 2011 representing an effective tax rate of 29.4%. Our tax rate differs from the federal statutory rate for a number of factors. Factors increasing our tax expense include state and local taxes, expenses that are not deductible for tax purposes, certain acquisition expenses incurred in conjunction with the W.E.T. Acquisition that are not tax deductible, withholding taxes imposed when our subsidiaries pay upstream dividends, and non deductible stock compensation. Factors that decrease our tax expense include research and development tax credits, tax exempt income, which includes a portion of our foreign currency gains, nontaxable gains on derivatives and lower tax rates in certain foreign jurisdictions. See Note 5 to our Consolidated Financial Statements for further discussion regarding these differences. During 2010, we recorded an income tax expense of $2,609,000. This amount included and adjustment to our deferred tax asset valuation allowance which lowered income tax expense by $1,375,000. This adjustment reflected a change in the amount of Federal Net Operating Losses that are limited due to a 1999 change in control. Our effective tax rate during 2010, prior to this adjustment was 35% on pre-tax income of $11,408,000.

Liquidity and Capital Resources

The following table represents our cash and cash equivalents and short-term investments:

	December 31, 2012	December 31, 2011
	(in Thousands)	
Cash and cash equivalents	$58,152	$23,839
	$58,152	$23,839

We manage our cash, cash equivalents and short-term investments in order to fund operating requirements and preserve liquidity to take advantage of further business opportunities. Cash and cash equivalents increased by $34,313,000 in 2012.

Cash provided by operating activities during 2012 was $36,865,000 and was attributable to net income of $24,321,000, plus non-cash adjustments. Non-cash adjustments included depreciation and amortization of $30,627,000, loss on the sale of property, plant and equipment of $555,000, stock compensation of $1,252,000, deferred income tax expense of $789,000, and other items. Partially offsetting these was a net increase in net operating assets and liabilities of $21,340,000.

As of December 31, 2012, working capital was $124,935,000 as compared to $65,955,000 at December 31, 2011, an increase of $58,980,000, or 89%. Increases in cash and cash equivalents, account receivable, inventory and prepaid expenses of $34,313,000, $19,866,000 $7,412,000 and $3,124,000, respectively, were partially offset by increases in accrued liabilities and current maturities of long-term debt of $7,864,000 and $2,648,000, respectively. The increase in cash and cash equivalents is primarily related to a public offering of 5,290,000 shares of common stock totaling $75,532,000. Account receivable and accrued liabilities increased primarily as a result of a $17,226,000 increase in product revenues during the fourth quarter of 2012 compared with product revenues in the fourth quarter of 2011 and related increase in inventory purchasing to support the higher revenues during 2012. Other partially offsetting factors to our improved working capital were payments on our outstanding term notes and Series C Convertible Preferred Stock. Total payments on outstanding term notes were $22,953,000, including mandatory repayments using proceeds from the sale of W.E.T. treasury shares, and total Series C Convertible Preferred Stock payments were $25,740,000. Working Capital was also impacted by changes in currency exchange rates.

Cash used in investing activities was $35,395,000 during 2012, reflecting purchases of property and equipment totaling $26,793,000, cash paid to acquire new derivative financial instruments of $7,787,000, and cash loaned to an equity investment of $590,000.

Cash provided by financing activities was $32,477,000 during 2012, reflecting the public offering of common stock totaling $75,532,000, (the"2012 Public Offering"), proceeds from exercises of Common Stock options of $774,000, borrowing of debt of $3,326,000 and $1,921,000 in proceeds from non-controlling interests related to the sale of W.E.T.'s outstanding treasury shares. These amounts were partially offset by aforementioned repayments on our outstanding term notes and Series C Convertible Preferred stock totaling $22,953,000 and $25,740,000, respectively.

On March 31, 2011, we issued 7,000 shares of our Series C Convertible Preferred Stock (each a "Preferred Share" and, collectively, the "Preferred Shares") having an initial stated value of $10,000 per Preferred Share, subject to adjustment. We received approximately $64,013,000 in net proceeds from the sale, after deducting placement agent fees and other offering expenses which totaled $5,987,000. We used the net proceeds from this offering to fund, in part, the W.E.T. acquisition.

Holders of the Series C Convertible Preferred Stock are entitled to receive, out of funds legally available, therefore, dividends payable in cash (if permitted under the Bank of America credit facility), our Common Stock (if certain equity conditions are satisfied or waived as of the applicable date), or any combination thereof, at the election of the Company, at the rate of 8% per annum of the stated value, payable quarterly in arrears on September 1, December 1, March 1 and June 1 of each year, commencing September 1, 2011. Dividends on our Series C Convertible Preferred Stock are cumulative from the date of initial issuance.

The Series C Convertible Preferred Stock is to be redeemed in nine equal quarterly installments beginning on September 1, 2011 and ending on September 1, 2013 by paying cash, issuing shares of our Common Stock or any combination thereof for $10,000 per Preferred Share plus accumulated and unpaid dividends. Total Series C Convertible Preferred Stock installments made during the year ended December 31, 2012 is as follows:

	(In Thousands)			
	Installment Payments ($)	**Cash ($)**	**Stock ($)**	**Stock (shares)**
Dividend	$ 3,431	$ 2,400	$1,031	80,169
Principal	31,120	23,340	7,780	600,309
Total	$34,551	$25,740	$8,811	680,478

Holders of the Series C Convertible Preferred Stock may convert their shares at any time into shares of common stock at a conversion price of $15.83, including the conversion of accrued but unpaid dividends per Preferred Share then remaining into shares of common stock, and in addition will be entitled to a make-whole amount that would apply in a conversion (reflecting dividends that would have been payable through maturity if the Series C Convertible Preferred Stock had remained outstanding); provided, however, that under certain conditions where our Bank of America credit facility prohibits payment of the make-whole amount, we will only be obligated to pay such make-whole amount at the time such amount, or portion thereof, would have been due to be paid as a dividend as if the Series C Convertible Preferred Stock at issue had not been converted. Upon a conversion election, if permitted by our Bank of America credit facility, we have the right to elect to pay accrued but unpaid dividends and make-whole amounts in cash.

The Series C Convertible Preferred Stock is subject to mandatory redemption at the election of a holder upon the occurrence of certain triggering events as defined in our articles of incorporation. The redemption price per Preferred Share in these circumstances would be the greater of (i) 125% of the stated value plus accrued dividends, and (ii) the conversion rate then in effect (which rate reflects the number of shares of common stock into which each share of the holder's Series C Convertible Preferred Stock may be converted) multiplied by the highest closing sale price of our common stock during the period beginning immediately prior to the triggering event and ending on the date the holder delivers a notice of redemption, plus in each case the additional make-whole amount that would apply in a conversion (reflecting dividends that would have been payable through maturity if the Preferred Shares had remained outstanding).

On March 30, 2011, we and our subsidiary, Gentherm Europe, entered into a credit agreement with a syndicate of banks led by Bank of America (the "US Bank of America credit facility") and W.E.T. and W.E.T. Automotive Systems Ltd., a Canadian corporation wholly owned by W.E.T., entered into a credit facility with the same syndicate of banks (the "W.E.T. Bank of America credit facility"). We cancelled our then existing credit facility with Comerica Bank. The W.E.T. Term Note proceeds were used to repay then existing W.E.T. senior indebtedness. The US Bank of America credit facility provided two term notes (referred to as the "US Term Note and Europe Term Note") and a revolving line of credit note ("US Revolving Note"). The W.E.T. Bank of America credit facility provided W.E.T. with a term note ("W.E.T. Term Note") and a revolving line of credit note ("W.E.T. Revolving Note").

On March 30, 2012, the Company entered into an amendment to the US Bank of America credit facility. This amendment removed the requirement that previously obligated Gentherm to make prepayments on its outstanding indebtedness equal to the net proceeds received from the sale of Gentherm common stock in excess of the future obligations owed to the holders of Gentherm's Series C Convertible Preferred Stock. This amendment permits Gentherm to retain any such excess amounts for general corporate purposes.

On May 16, 2012, W.E.T. sold all remaining shares of its treasury stock to current shareholders. In accordance with the terms of the W.E.T. Bank of America credit facility, net proceeds from the sale of treasury shares, including approximately $6,353 paid by historical Gentherm, were used to pay down the outstanding indebtedness on the W.E.T. term note. W.E.T. made a payment of $8,237 on the euro denominated tranche of the W.E.T. term note.

On December 17, 2012, Gentherm, Gentherm Europe, W.E.T. and the syndicate of banks led by Bank of America entered into amendments to the US and W.E.T. Bank of America credit facilities. The amendment to the US Bank of America credit facility extended the availability period for draws under the Europe Term Note from January 1, 2013 to June 30, 2014 and increased the amount available under the US Revolving Note from $25,000,000 to $30,000,000. The amendment to the W.E.T. Bank of America credit facility increased the amount available under the W.E.T. Revolving Note from €10,000,000 to €20,000,000.

The US Term Note and Europe Term Note are subject to quarterly principal payments, with total principal amortization of 10% of the original principal amount in the first year and amortization of 12.5%, 15%, 17.5% and 10% of the original principal amount during years two, three, four and five, respectively with all remaining amounts owing under each term facility due and payable in full at the term loan maturity date. The W.E.T. Term Note is subject to quarterly principal payments totaling 20% annually. With the exception of the Europe Term Note, whose availability period for draws was extended by 18 months, principal outstanding under the US Bank of America credit facility and W.E.T. Bank of America credit facility will be due and payable in full on March 30, 2016. Interest is payable at least quarterly. The Company has the option to elect interest rates based on either a Eurocurrency (LIBOR or EUIBOR) rate ("Eurocurrency Rate Loans") (0.20% – 0.40% at December 31, 2012) or a base rate ("Base Rate Loans") plus a margin ("Applicable Rate"), which varies based on the Consolidated Leverage Ratio of the Company, as defined by the US and W.E.T. Bank of America credit agreements. The base rate is equal to the highest of the Federal Funds Rate (0.09% at December 31, 2012) plus 0.5%, Bank of America's prime rate (3.25% at December 31, 2012), or a one month Eurocurrency rate plus 1.0%. The Applicable Rate for the current period was 1.75% for Eurocurrency Rate Loans and 0.75% for Base Rate Loans.

No amounts were outstanding under either the US Revolving Note or the W.E.T. Revolving Note as of December 31, 2012 and $29,550,000 and €20,000,000 were available under each note, respectively. Gentherm also has an outstanding Letter of Credit of $450,000 as of December 31, 2012, which has been deducted from the amount available on the line of credit.

On August 16, 2011, W.E.T. held its annual general assembly meeting during which the W.E.T. shareholders approved the adoption of a Domination and Profit and Loss Transfer Agreement ("DPLTA"). Under the terms of the DPLTA, when the DPLTA is registered, the minority shareholders of W.E.T. will be guaranteed a recurring, annual payment (the "Guaranteed Compensation") of EUR 3.71 per share of W.E.T. held, subject to statutory taxes and deductions, resulting in a net payment of EUR 3.17 per share; however, the minority shareholders of W.E.T. can elect to forego the Guaranteed Compensation and instead tender their shares to Amerigon Europe for a one-time cash payment of EUR 44.95 per share. Registration of the DPLTA was the subject of a court action filed by a minority shareholder of W.E.T. in Germany. On February 22, 2013, that court action was terminated and the DPLTA was registered as part of a settlement arrangement with the minority shareholder. In connection with that settlement, the Company paid approximately $7,500,000 cash and issued 3,300,000 shares of Gentherm common stock to the minority shareholder. In addition, the Company agreed to increase the compensation payable to the other minority shareholders of W.E.T. upon registration of the DPLTA to €85 per share. The Company intends to fund substantially all of the cash payments to be made in connection with this settlement and the DPLTA by drawing on the Europe Term Note, the unused balance of which may only be drawn upon in connection with the registration of the DPLTA.

On September 11, 2012, we borrowed ¥20,000, or $3,159, from Bank of China to fund a plant expansion project in China. The Bank of China loan is due in lump sum on September 10, 2013 with interest calculated at a fixed rate of 6.9%.

The Company must maintain certain financial ratios including a minimum Consolidated Fixed Charge Coverage Ratio and a maximum Leverage Ratio as defined by the Bank of America credit agreement. The loans are secured by all of the Company's assets.

As of December 31, 2012, we were in compliance with all terms as outlined in the credit agreement for each of the US Bank of America credit facility, the W.E.T. Bank of America credit facility and the Bank of China loan.

The following table summarizes the Company's debt at December 31, 2012.

	Interest Rate	Principal Balance
US Term Note	2.06%	$ 29,312
Europe Term Note	1.8%	4,476
W.E.T. Term Note	2.0%	18,852
Bank of China	6.9%	3,172
Capital Leases	5.5%	1,140
Total debt		56,952
Current portion		(17,218)
Long-term debt, less current maturities		$ 39,734

W.E.T. has a capital lease agreement with SAP for an enterprise resource planning system. The term of the lease runs until May of 2013.

The Company has funded its financial needs from inception primarily through net proceeds received through its initial public offering as well as other equity and debt financing activities. Based on its current operating plan, management believes cash and equivalents at December 31, 2012 along with proceeds from future revenues are sufficient to meet operating needs for the foreseeable future.

Recent Accounting Pronouncements

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. In February 2013, the FASB issued ASU No. 2013-02 which amends Topic 220 (Comprehensive Income), and is intended to improve the reporting of reclassifications out of accumulated other comprehensive income into net income. The amendments in ASU No. 2013-02 require an entity to provide information about the effect of amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. ASU No 2013-02 is to be applied prospectively upon adoption and is effective for interim and annual periods beginning after December 15, 2012. While the adoption of ASU No. 2013-02 is not expected to have a material impact on our consolidated financial statements, we expect that it will expand our disclosures related to the reclassification of components of accumulated other comprehensive income to net income.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements (as such term is defined in Item 303(a)(4)(ii) of Regulation S-K (17 CFR 229.303)) that have, or are deemed to be reasonably likely to have, a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

Tabular Disclosure of Contractual Obligations

As of December 31, 2012, the following amounts, aggregated by type of contract obligation, are known to come due in the periods stated:

	Payments due by period (in thousands)				
Contractual Obligations(1)	**Total**	**Less than 1 Yr**	**1-3 Yrs**	**3-5 Yrs**	**More than 5 Yrs**
Long-Term Debt Obligations	$55,812	$16,078	$22,701	$17,033	$ —
Capital Lease Obligations	$ 1,140	$ 1,140	$ —	$ —	$ —
Operating Lease Obligations	$19,660	$ 5,115	$ 7,252	$ 4,513	$2,780

(1) Payments of each contractual obligation do not include an amount payable for interest.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk for changes in interest rates relates primarily to our debt obligations under our Bank of America credit facilities and foreign currency contracts. We have in the past, and may in the future, place our investments in bank certificates of deposits, debt instruments of the U. S. government, and in high-quality corporate issuers.

Historical Gentherm purchases of certain of our components are denominated in Japanese Yen. In order to protect ourselves from changes in the exchange rate between the U.S. Dollar and Japanese Yen we periodically enter into foreign currency forward contracts to purchase the Japanese Yen. As of December 31, 2012 we had no open forward currency contracts to purchase Japanese Yen.

Our subsidiary, W.E.T., is exposed to market risk from changes in foreign currency exchange rates, short term interest rates and price fluctuations of certain material commodities such as copper. Foreign currency exchange risks are attributable to sales to foreign customers not denominated in the seller's functional currency, foreign plant operations, intercompany indebtedness and purchases from foreign suppliers and include exposures to the European Euro, Canadian Dollar, and Mexican Peso. W.E.T. regularly enters into derivative contracts with the objective of managing its financial and operational exposure arising from this risk by offsetting gains and losses on the underlying exposures with gains and losses on the financial instruments used to hedge them. While W.E.T. continuously monitors the hedging program, derivative positions and hedging strategies and maintains documentation as to the hedging objectives, practices and procedures, W.E.T. has not typically designated its derivatives as hedging instruments for accounting purposes.

In March 2008, W.E.T. entered into a 10 year currency related interest rate swap ("CRS") having a notional value of €10,000,000 or $13,203,000 as of December 31, 2012, in order to offset the interest rate risk associated with a debt financing which was repaid prior our acquisition of W.E.T. Under this agreement W.E.T. receives interest equal to the then six month Euro Interbank Offered Rate ("EUIBOR"), 0.43% at December 31, 2012, plus 1.40% and pays interest equal to the six month EUIBOR when the exchange rate between the European Euro ("EUR") and the Swiss Franc ("CHF"), which was 1.21 at December 31, 2012, equals or exceeds 1.46 EUR to the CHF or pays interest equal to the six month EURIBOR plus a premium when this exchange rate is less than 1.46. The premium is calculated as [(1.46 — current EUR/CHF rate)/current EUR/CHF rate] x 100. W.E.T. has entered into offsetting derivative contracts that cancel out the payment due under the CRS through 2012. In 2012, W.E.T. entered into offsetting derivative contracts designed to cancel out the payment due under the CRS through the end of the CRS agreement, in 2018.

In July 2011, the Company entered into a series of interest rate swap contracts and an interest rate cap agreement designated as cash flow hedges in order to hedge the exposure to variable market interest rates on the Company's senior debt. Gains and losses reported in accumulated other comprehensive income will be reclassified to earnings once the Company's senior debt is repaid. Information on the interest rate swap contracts is as follows:

Contract Type	Contract Term	(in thousands) Notional Value	Hedged Instruments	Fixed Rate	Variable Rate	Rate Cap
Swap	June 30, 2014	$ 8,000	US Term Note	1.27%	3 month LIBOR	—
Swap	June 30, 2014	$ 8,000	US Term Note	1.27%	3 month LIBOR	—
Cap	March 31, 2016	€14,250	W.E.T. Term Note	—	3 month EURIBOR	2.75

Information related to the fair values of derivative instruments in our consolidated balance sheet as of December 31, 2012 is as follows (in thousands):

			Asset Derivatives		Liability Derivatives		Net Asset/ (Liabilities)
	Hedge Designation	Fair Value Hierarchy	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	
CRS	Not a hedge	Level 2			Current liabilities	$ (2,631)	
					Non current liabilities	(13,245)	
Total CRS						$(15,876)	$(15,876)
Foreign currency derivatives	Not a hedge	Level 2	Current assets	$ 3	Current liabilities	$ (471)	$ (468)
Foreign currency derivatives	Not a hedge	Level 2	Current assets	$ 157			$ 157
			Non current assets	4,141			$ 4,141
Total foreign currency derivatives				$4,301		$ (471)	$ 3,830
Interest rate swap derivatives	Cash flow hedge	Level 2			Current liabilities	$ (224)	$ (224)

Information related to the fair values of derivative instruments in our consolidated balance sheet as of December 31, 2011 is as follows (in thousands):

			Asset Derivatives		Liability Derivatives		Net Asset/ (Liabilities)
	Hedge Designation	Fair Value Hierarchy	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	
CRS	Not a hedge	Level 2			Current liabilities	$ (2,489)	
					Non current liabilities	(17,189)	
Total CRS		Level 2				$(19,678)	$(19,678)
Foreign currency derivatives	Not a hedge	Level 2	Current assets	$2,675	Current liabilities	$ (2,262)	$ 413
Interest rate swap derivatives	Cash flow hedge	Level 2			Current liabilities	$ (206)	$ (206)
Commodity derivatives	Not a hedge	Level 2			Current liabilities	$ (144)	$ (144)

Information related to the effect of derivative instruments on our consolidated income statements is as follows (in thousands):

	Location	Year Ended December 31, 2012	Year Ended December 31, 2011
Foreign currency derivatives	Cost of sales	$ —	$ (15)
	Revaluation of derivatives	(3,926)	(5,162)
	Foreign currency gain (loss)	1,875	1,613
Total foreign currency derivatives		$(2,051)	$(3,564)
CRS	Revaluation of derivatives	$ 1,491	$(3,411)
Commodity derivatives	Revaluation of derivatives	$ 143	$ (155)
Series C Convertible Preferred Stock embedded derivatives (see Note 7)	Revaluation of derivatives	$ —	$ 2,610
Interest Rate Swap	Interest Expense	$ (57)	$ (84)
	Other Comprehensive Income	(18)	(206)

Interest Rate Sensitivity

The table below provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollar equivalents, which is the Company's reporting currency. The instruments actual cash flows are denominated in both U.S. dollars ($USD) and European Euros (€EUR), as indicated in parentheses.

December 31, 2012

	Expected Maturity Date						
	2013	2014	2015	2016	2017	Total	Fair Value
	(In Thousands except rate information)						
Liabilities							
Long Term Debt:							
Fixed Rate (€EUR)	$1,140	$ —	$ —	$ —	$ —	$ 1,140	$ 1,140
Average Interest Rate	5.50%						
Fixed Rate (¥CNY)	$3,172	$ —	$ —	$ —	$ —	$ 3,172	$ 3,172
Average Interest Rate	6.90%						
Variable Rate ($USD)	$7,625	$8,501	$9,375	$13,657	$ —	$39,158	$39,158
Average Interest Rate	2.06%	2.06%	2.06%	2.06%		2.06%	
Variable Rate (€EUR)	$5,281	$4,267	$ 558	$ 553	$2,823	$13,482	$13,482
Average Interest Rate	1.89%	1.89%	1.89%	1.89%	1.89%	1.89%	
Derivative Financial Instruments:							
Interest Rate Swap ($USD)	$ 76	$ 35	$ —	$ —	$ —	$ 111	$ 111
Average Interest Rate	0.32%	0.40%				0.35%	
Interest Rate Swap ($USD)	$ 77	$ 35	$ —	$ —	$ —	$ 112	$ 112
Average Interest Rate	0.32%	0.39%				0.34%	
Interest Rate Cap (€EUR)	$ —	$ —	$ —	$ —	$ 3	$ 3	$ 3
Average Interest Rate					2.75%	2.75%	

Exchange Rate Sensitivity

The table below provides information about the Company's derivative financial instruments, other financial instruments by functional currency and presents such information in U.S. dollar equivalents. The table summarizes information on instruments and transactions and are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements, €EUR denominated debt obligations and Chinese Yuan (¥ CNY) denominated debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

December 31, 2012

Anticipated Transactions And Related Derivatives	Expected Maturity or Transaction Date 2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(In Thousands except rate information)							
Euro functional currency								
Forward Exchange Agreements:								
(Receive USD$/Pay EUR€)								
Total Contract Amount (€)	€ 4,327	€ 1,663					€ 5,990	€ (210)
Average Contract Rate	1.3867	1.3226					1.3728	
(Receive HUF/Pay EUR€)								
Total Contract Amount (€)	€ 2,235						€ 2,235	€ (31)
Average Contract Rate	288.53						288.53	
(Receive CHF/Pay EUR)								
Total Contract Amount (€)	€ 12,336	€12,336	€12,335	€12,437	€12,302	€6,151	€ 67,897	€3,233
Average Contract Rate	1.20	1.20	1.20	1.20	1.20	1.20	1.20	
(Receive KRW/Pay EUR€)								
Total Contract Amount (€)	€ 4,536						€ 4,536	€ (115)
Average Contract Rate	1,455.02						1,455.02	
$US functional currency								
Forward Exchange Agreements:								
(Receive USD$/Pay CAD$)								
Total Contract Amount ($)	$ 2,681						$ 2,681	$ —
Average Contract Rate	0.9960						0.9960	
(Receive USD$/Pay MXN)								
Total Contract Amount ($)	$ 4,129						$ 4,129	$ 124
Average Contract Rate	13.0795						13.0795	

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Supplementary Financial Information — Selected Quarterly Financial Data

Unaudited Quarterly Financial Data
For the Years Ended December 31, 2012 and 2011
(In thousands, except per share data)

	For the three months ended,			
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Product revenues	$129,526	$136,153	$141,058	$148,242
Gross margin[1]	32,504	34,268	36,855	38,300
Operating income[1]	8,450	8,601	10,038	8,969
Net income[1]	6,097	6,845	5,673	5,706
Gain attributable to non-controlling interest	(1,387)	(1,432)	(1,672)	(1,958)
Net income attributable to Gentherm Incorporated[1]	4,710	5,413	4,001	3,748
Convertible preferred stock dividends	(2,165)	(1,840)	(1,516)	(1,190)
Net income attributable to common shareholders[1]	2,545	3,573	2,485	2,558
Basic earnings per share[1]	$ 0.10	$ 0.12	$ 0.08	$ 0.09
Diluted earnings per share[1]	$ 0.10	$ 0.12	$ 0.08	$ 0.09

	For the three months ended,			
	March 31, 2011	June 30, 2011(2)	September 30, 2011	December 31, 2011(1)
Product revenues	$35,796	$77,137	$125,639	$131,016
Gross margin[1]	10,511	19,274	30,899	34,283
Operating income[1]	474	3,758	5,634	7,942
Net income (loss)[1]	(919)	648	1,404	10,070
Loss (gain) attributable to non-controlling interest	—	523	(348)	(1,720)
Net income (loss) attributable to Gentherm Incorporated[1]	(919)	1,171	1,056	8,350
Convertible preferred stock dividends	—	(2,923)	(2,815)	(2,490)
Net income (loss) attributable to common shareholders[1]	(919)	(1,752)	(1,759)	5,860
Basic earnings per share[1]	$ (0.04)	$ (0.08)	$ (0.08)	$ 0.25
Diluted earnings per share[1]	$ (0.04)	$ (0.08)	$ (0.08)	$ 0.24

(1) Amounts have been impacted by the Company's change in accounting policy for the treatment of external patent development costs. The Company no longer capitalizes external legal and filing fees associated with new patent applications. Instead, these types of external costs are expensed as incurred and classified as research and development expenses in our consolidated statement of operations.

(2) During the second quarter of 2011, the Company recorded a gain on a derivative financial instrument of $2,610, net of tax of $971. In the fourth quarter, the Company realized the gain was not taxable and no taxes should have been recorded. The tax impact was reversed in the fourth quarter. Had this adjustment been recorded in the second quarter instead of the fourth quarter, our basic and diluted earnings per share would have been a loss of $0.04 in the second quarter and income of $0.21 and $0.20, respectively in the fourth quarter. Management of the Company concluded the effect of the fourth quarter adjustment was not material to the Company's second and fourth quarter 2011 financial statements.

The sum of the quarterly amounts shown above may not be the same as the annual totals shown in our consolidated financial statements or elsewhere in this report due to rounding.

The audited consolidated financial statements and related financial information required to be filed hereunder are indexed on page F-1 of this report and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Our management has evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures and of our internal control over financial reporting, both as of December 31, 2012. Based on their evaluation, our principal executive and principal financial officers have concluded that these controls and procedures are effective as of December 31, 2012. There was no change in our internal control over financial reporting identified in connection with such evaluation that occurred during our fourth fiscal quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Disclosure controls and procedures and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management's Report On Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management concluded that, as of December 31, 2012, the Company's internal control over financial reporting is effective at the reasonable assurance level based on those criteria.

The material weakness identified in Management's 2011 assessment associated with accounting for significant, non-routine transactions has been addressed and remediated by management through the establishment of an Internal Audit Department and hiring of key personnel, including a Director of Internal Audit, a Financial Reporting Manager, a Vice-President of Human Resources and a General Counsel. In addition, management has expanded the list of subsidiaries that are compliant with the rules promulgated by Section 404 of the 2002 Sarbanes-Oxley Act to include W.E.T. Automotive Systems AG. Management has also implemented new procedures for handling significant, non-routine transactions. There were no such significant, non-routine transactions executed in during the twelve months ending December 31, 2012.

Our independent registered public accounting firm, Grant Thornton LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in their report included under Item 15.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Board of Directors

All directors are elected annually and serve a one-year term until the next annual meeting. Our current directors are as follows:

Name	Age	Biographical Information	Director Since
Lewis Booth	64	Retired in 2012 as Executive Vice President and Chief Financial Officer (CFO) for Ford Motor Company. Prior to his appointment to CFO, Mr. Booth held the positions of Chairman and CEO of Ford of Europe as well as President of Ford's Asia Pacific and Africa Operations. He serves on the Board of Directors of Rolls-Royce Holdings, where he is the Chairman of the Audit Committee, and Mondelez International, where he is a member of the Audit Committee. He also serves as a director of University of Liverpool in America Inc. Mr. Booth, a qualified chartered management accountant, received his Bachelor's degree from Liverpool University.	2013
Francois J. Castaing	67	Retired in 2000 as technical advisor to the Chairman of DaimlerChrysler Corporation. Prior to his retirement, Mr. Castaing spent thirteen years with Chrysler Corporation in senior vice-presidential positions. From 1980 to 1987, Mr. Castaing was Vice President of Engineering and Group Vice President Product and Quality of American Motors, until Chrysler acquired that company. Mr. Castaing began his career with Renault as Technical Director for Renault Motorsport Programs. He serves on the board of FIRST: For Inspiration and Recognition of Science and Technology, a non-for-profit foundation. Mr. Castaing is a director of publicly-traded TRW Automotive Holdings Corp.	2001
Daniel R. Coker	60	President and Chief Executive Officer of Gentherm since 2003. Mr. Coker joined Gentherm in 1996 as Vice President of Sales and Marketing. Prior to joining Gentherm, Mr. Coker worked with Arvin, Inc. from 1986 through 1995 as Vice President and General Manager of North American Operations. Mr. Coker received his Bachelor's degree from Tennessee Technological University.	2007

Sophie Desormière	46	Currently the Group Vice-President-Strategic Marketing and Sales at Solvay, a Belgium-based company and a developer of specialty chemicals. Previously, Ms. Desormière spent 17 years in increasingly responsible positions at Valeo, an independent industrial group focused on the design, production and sale of components, integrated systems and modules for the automotive industry, including Research & Development Product Line Director, Branch Marketing Innovation Director, Group Product Marketing Director and Comfort Enhancement Domain Director. Ms. Desormière is a graduate of the Ecole Nationale Supérieure de Chimie de Paris, the Institut de Formation du Caoutchouc and the Program for Management Development at Harvard Business School.	2012
John M. Devine	68	Retired Executive Chairman from 2008 to mid-2011 of Dana Holding Corporation, a publicly traded supplier to the global automotive, commercial vehicle and off-highway markets. Retired in 2006 as Vice Chairman and Chief Financial Officer of General Motors Corporation, positions he held from 2001 to 2006. Prior to joining General Motors, Mr. Devine served as Chairman and Chief Executive Officer of Fluid Ventures, LLC, an Internet start-up investment company. Previously, Mr. Devine spent 32 years at Ford Motor Company, where he last served as Executive Vice President and Chief Financial Officer. Mr. Devine holds a B.S. in economics from Duquesne University and an M.B.A. in business administration from the University of Michigan.	2008
James D. Donlon III	66	Mr. Donlon spent 40 years in the automotive industry, a majority of that time in financial positions with DaimlerChrysler Corp., including as Senior Vice-President and Controller of the Chrysler Group, and Ford Motor Company. Mr. Donlon also worked as Chief Financial Officer of Next Autoworks Company and Executive Vice-President and CFO of ArvinMeritor Corporation. Mr. Donlon received an M.B.A. from the University of Southern California Graduate School of Business and a bachelors degree in business administration from California State University of Fresno. Mr. Donlon also earned an honorary doctorate of laws from Walsh College in Troy, MI.	2012

Maurice E.P. Gunderson	61	Managing Member of the consulting firm Shingebiss, LLC. Previously, Mr. Gunderson spent 15 years as the co-founder and Managing Director of Nth Power, a venture capital firm specializing in investments emerging from the global restructuring of the energy industry and four years at CMEA Capital, a San Francisco based venture capital firm. Mr. Gunderson received a B.A. and M.S. in mechanical engineering from Oregon State University and an M.B.A. from Stanford University. Mr. Gunderson is a director of the following privately-held companies: Contour Energy, Inc., Scion-Sprays Ltd., Runway Capital Management, Radiant Capital Management and DPGC, Inc.	2007
Oscar B. Marx, III	74	Chairman of the Board of Directors since 1999 and Interim Chief Executive Officer of the Company from October 2001 through March 2003. Mr. Marx served as President and CEO of TMW Enterprises, Inc., a private investment firm located in Troy, Michigan, from 1995 to 2001. In 1994, Mr. Marx was President and Chief Executive Officer of Electro-Wire Products (predecessor to TMW Enterprises, Inc.), a major supplier of electrical distribution systems to the automotive industry. After 32 years of service, Mr. Marx retired from Ford Motor Company in 1994 as Vice President of its Automotive Components Group (currently known as Visteon Corporation).	1999
Carlos Mazzorin	71	Retired Magna International, Inc and Ford Motor Company senior executive. Until his retirement in 2010, Mr. Mazzorin served as President and Chief Operating Officer of Magna Electronics, Inc. When Mr. Mazzorin's concluded his 30 years of service at Ford in 2002, he was Group Vice President of South America and Asia Pacific and Global Purchasing. Mr. Mazzorin currently serves on the Board of Directors of privately-held Bombardier Recreational Products and Management Engineers Consulting. Mr. Mazzorin also serves on the International Advisory Board of Komatsu Ltd. in Japan.	2011

Executive Officers of the Registrant

Reference is made to the information disclosed in Part I of this Report under the heading "Executive Officers of the Registrant", which information is incorporated here by reference.

Qualifications of Directors

Below is a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that each of our directors should serve as a director of the Company. We believe that our directors, as a whole, have an appropriate balance of knowledge, experience, skills and expertise required for our Board of Directors. We believe that our directors have a broad range of personal characteristics, including leadership, management, technological and financial experience, and the ability to act with integrity using sound judgment. We also believe that our directors provide leadership to management and are willing to commit the requisite time for preparation and attendance at Board and committee meetings.

Mr. Booth served as the Executive Vice President and Chief Financial Officer of Ford Motor Company from 2008 to 2012. As Ford CFO, Mr. Booth was responsible for all of the company's financial operations, including the Controller's office, Treasury and investor relations. Mr. Booth's 34-year decorated career at Ford illustrates his financial expertise and knowledge of manufacturing, operations and the investment community. His strategic expertise in the worldwide automotive industry is very important to Gentherm as we continue to expand globally.

Mr. Castaing's distinguished career in the automotive industry has given him extensive experience in our most important customer market. During his tenure at some of the world's largest automobile manufacturers, Mr. Castaing developed leadership, strategic planning and organizational skills that benefit the Company. In addition, his technical background allows him to understand the Company's operations and assist in problem solving.

Mr. Coker has served as our President and Chief Executive Officer since 2003 after first joining Gentherm as Vice President of Sales and Marketing in 1996. As a result, Mr. Coker has extensive knowledge of the day to day operations of our business. Mr. Coker's engineering background allows him to fully understand and manage our business. His experience as our highest ranked officer, coupled with the managerial positions he previously held in other automotive-related companies, has given Mr. Coker industry insight, leadership skills and executive management skills key to our Company's performance.

Ms. Desormière has broad experience in product planning, product development and market analysis. Her background in these areas will help the Company develop long-term product strategies. In addition, the skills Ms. Desormière has developed while working at global companies with significant European operations will be quite important as the Company works to harness synergies created by the acquisition of a majority interest in W.E.T. Automotive Systems AG.

Mr. Donlon possesses significant automotive financial experience, including skills in managing the global finances of large enterprises. As our Company has grown internationally, the financial operations have become much more complex and we will benefit from Mr. Donlon's experience in this area. Mr. Donlon also has valuable entrepreneurial experience, most recently at Next Autoworks Company, which will be quite important to the Company as it continues to develop new products in new markets.

Mr. Devine has held senior executive positions at both General Motors and Ford Motor Company in the area of finance. Having served at various times as the Chief Financial Officer of both automakers, he has extensive expertise in the areas of finance, strategic planning and management. Mr. Devine's finance background makes him an important member of our Audit Committee. His extensive experience in the automotive industry, including his recent experience as Chief Executive Officer of a major automotive supplier, makes him an important part of our Board.

Mr. Gunderson has significant financial and managerial experience stemming from his background as a venture capitalist. He has significant experience investing in growth industries, similar to the Company's investment in new thermoelectric technologies. Mr. Gunderson sits as a director for several energy and materials-related companies and brings important leadership and governance skills to the Board. He also has an engineering background which helps him better understand the Company's business and operations.

Mr. Marx, our Chairman of the Board, previously served as our Interim Chief Executive Officer. As a result, he is very familiar with the Company's business. Mr. Marx's experience as a senior executive at other automotive-related companies, including Ford Motor Company, give him relevant industry, managerial and strategic planning expertise key to our Company's success. He also has financial experience and skills that make him a valuable member of our Audit Committee.

Mr. Mazzorin has over 40 years of experience working in progressively responsible supply chain and operations management positions within the automotive industry. He served as President and Chief Operating Officer of Magna Mirrors from 2002 to 2007 and Magna Electronics from 2007 to 2010. Mr. Mazzorin brings critical supply-chain management skills to the Board.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten-percent shareholders are required by Securities and Exchange Commission regulation to furnish us with copies of all Section 16(a) reports they file. Based solely on review of the copies of such reports furnished to us during or with respect to 2012, or written representations that no filings on Form 5 were required, we believe that during 2012 all Section 16(a) filing requirements applicable to our officers, directors and greater than ten-percent beneficial owners were complied with, except as follows: Form 4s for May, 2012 annual grants of shares of common stock were filed late for each of our non-executive board members, Francois Castaing, Sophie Desormière, James Donlon, John Devine, Maurice Gunderson, Oscar B. Marx and Carlos Mazzorin, and Form 3s were filed late with respect to Sophie Desormière and James Donlon, in part due to difficulties obtaining filing codes for newly appointed directors; James Mertes filed a Form 4 late with respect to options exercised in September, 2012; and Kenneth Phillips filed a Form 3 late and a Form 4 late with respect to restricted stock and stock option grants in September, 2012, in part due to difficulties obtaining filing codes for the newly appointed officer.

Code of Ethics

The Board of Directors has adopted a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the Company, including the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Such code may be viewed on the Company's website, www.gentherm.com under the link "About Us"; a copy may also be obtained free of charge by delivering written request to: Kenneth J. Phillips, Secretary of Gentherm Incorporated, 21680 Haggerty Road, Suite 101, Northville, Michigan 48167.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or a waiver from, a provision in our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code definition enumerated in Securities and Exchange Commission, Regulation S-K, Item 406(b) by posting such information on our website at www. gentherm.com within four business days following the date of the amendment or waiver.

Director Nominations by Security Holders

There have been no material changes in the procedures by which security holders may recommend nominees to the Company's Board of Directors since the date of filing of the Company's definitive proxy statement filed with the Securities and Exchange Commission in connection with our 2012 Annual Meeting of Stockholders. Security holders wishing to send nominations or other communications directly to the Board of Directors or to a specific member of the Board of Directors are asked to send such communications via U.S. Mail to the attention of Kenneth J. Phillips, Secretary of Gentherm Incorporated, 21680 Haggerty Road, Suite 101,

Northville, Michigan 48167. Security holders sending such communications should clearly mark the item as intended for delivery to the Board of Directors or to a specific member of the Board of Directors of Gentherm. Mr. Phillips has been instructed by the Board of Directors to screen each communication so received only for the limited purposes of ascertaining (1) whether such communication is indeed from a security holder and (2) whether such communication relates to Gentherm. Mr. Phillips will promptly forward copies of all such communications that pass his limited screening to each member of the Board of Directors, in the case of communications to the entire Board of Directors, or to the particular member addressee. Delivery by Mr. Phillips will be completed by mail, facsimile or e-mail, as Mr. Phillips determines is appropriate.

Audit Committee Information

An Audit Committee has been established by the Board of Directors in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee is currently comprised of directors Booth, Castaing, Donlon and Devine.

Audit Committee Financial Experts

The Board of Directors has reviewed the experience, qualifications and skills of each member of the Audit Committee and determined that Mr. Devine, (who meets the Nasdaq heightened standard of independence for audit committee purposes and who is currently the Chairman of the Audit Committee) is an "audit committee financial expert," as such term is used in Item 407 of Regulation S-K promulgated under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Mr. Devine's experience that qualifies him as an audit committee financial expert includes his previous experience as the Vice Chairman and Chief Financial Officer of General Motors and as the Executive Vice President and Chief Financial Officer of Ford Motor Company.

The Board of Directors has also determined that Mr. Booth is an "audit committee financial expert," as such term is used in Item 407 of Regulation S-K promulgated under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Mr. Booth's experience that qualifies him as an audit committee financial expert includes his previous experience as the Executive Vice President and Chief Financial Officer (CFO) for Ford Motor Company.

ITEM 11. EXECUTIVE COMPENSATION

Compensation Committee

The Company's Compensation Committee is responsible for evaluating the Chief Executive Officer's and all other executive officers' performance, including with respect to established goals and objectives, and making recommendations to the Board of Directors concerning all direct and indirect compensation, benefits and perquisites (cash and non-cash) for the executive officers based on such evaluation. The Company's Compensation Committee is currently comprised of three Independent Directors (as defined in Item 13 below), Ms. Desormière and Messrs. Gunderson and Mazzorin. The Compensation Committee held 4 meetings during 2012.

The compensation of the executive officers of our majority-owned subsidiary, W.E.T., is set by written agreement previously entered into by and between W.E.T. and such executive officers. The Compensation Committee has no influence on the compensation of such individuals. Furthermore, during 2012 as W.E.T. was operated as a separate entity from Gentherm, decisions concerning compensation of W.E.T.-employed executive officers were made by the W.E.T. Supervisory Board and not by the Board of Directors of Gentherm.

The Board of Directors has adopted a written charter for the Compensation Committee, a current copy of which is available on the Company's website at www.gentherm.com under the link "About Us"; a copy may also be obtained free of charge by delivering written request to: Kenneth J. Phillips, Secretary of Gentherm Incorporated, 21680 Haggerty Road, Suite 101, Northville, Michigan 48167.

The Compensation Committee may delegate any of its responsibilities to subcommittees as the Compensation Committee deems appropriate. The Committee has the authority to retain independent compensation consultants to assist in the evaluation of compensation, and has the sole authority to retain and terminate such firms and to approve their fees and other retention terms. The Compensation Committee also has authority to retain other advisors. Compensation consultants were retained by the Compensation Committee in January, 2012 for the purpose of supplying compensation survey data for use in setting 2012 base compensation, but not for the purpose of determining or recommending the amount or form of compensation for our directors or executive officers and no additional services, unrelated to the purpose of such consultation, were provided by any such consultants or advisors to the Company.

Proposals regarding compensation of executive officers and Board directors (including recommending bonus formulas and plans, performance measures, compensation and award levels, and payout amounts) are generally made by management after review by the Chairman of the Board. The Company's Vice President of Human Resources generally prepares materials and agendas for Compensation Committee meetings, attends the meetings and keeps the minutes of the meetings, but is excused from the meetings when his presence is deemed inappropriate by the Compensation Committee. The Chief Executive Officer is also invited to attend Committee meetings but is not present during voting or deliberations regarding his compensation.

In evaluating proposals regarding compensation, the Compensation Committee relies primarily on its members' review of information from various publications and hired consultants, their extensive experience with compensation practices in other businesses, information included in proxy statements of similar companies with comparable market capitalization and comparable revenues, and its members' subjective review of the reasonableness and fairness of proposed compensation in light of all relevant circumstances.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or was a former or current officer or employee of the Company or any of its subsidiaries. No member of the Compensation Committee has or had any relationship requiring disclosure by us pursuant to Securities and Exchange Commission rules regarding disclosure of related party transactions.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth below under the caption "Compensation Discussion and Analysis" with our management. Based on this review and discussion, our Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

By the Compensation Committee

Sophie Desormière
Maurice Gunderson
Carlos Mazzorin

Compensation Discussion and Analysis

General Compensation Objectives. The Compensation Committee's overall compensation objectives applicable to our executive officers are to provide a compensation package intended to attract, motivate and retain qualified executives and to provide them with incentives to achieve our annual goals and increase shareholder value. The Compensation Committee reviews these objectives each year and has affirmed this philosophy. The Compensation Committee implements these objectives through salaries, bonuses, equity incentives, a 401(k) plan, a defined benefit plan for our President and Chief Executive Officer and miscellaneous personal benefits. Our objectives and reasons for selecting each of these elements are described below.

Our compensation philosophy is to emphasize compensation that provides executives with incentives to achieve our annual budgeted goals and increase shareholder value. To that end, as described below, we have adopted a bonus plan that is tied directly to achieving particular results, and we award equity incentives designed for executive retention and to provide executives with incentives to increase shareholder value. Each is intended to represent a potentially significant portion of our executives' total compensation. Generally, the annual bonuses we pay are based on a varying percentage of an executive's salary and, as a result, changes in an executive's salary generally change the amount of his or her annual bonus. Equity incentives are generally determined based on the executive's position rather than his or her salary.

Comparability. Based on reviews of information from various publications and hired consultants, their extensive experience with compensation practices in other businesses, information included in proxy statements of similar companies with comparable market capitalization and comparable revenues, and its members' subjective review of the reasonableness and fairness of proposed compensation in light of all relevant circumstances, the Compensation Committee has determined that the salaries paid to the Company's executives are in line with the compensation offered by other similarly-situated companies and that the bonus compensation is reasonable. The Compensation Committee has also determined that the total compensation, including equity compensation, paid to the Company's executive officers is reasonable and fair based on a peer group analysis prepared by external consultants and independent information available. The list of companies which we consider to be comparable for purposes of the above analysis, and for which our independent consultants have recently provided benchmark data, are CTS Corp, Drew Industries, Inc., Gentex Corp., Littlefuse, Inc., Measurement Specialties, Inc., Methode Electornics, Inc., Modine Manufacturing, Inc., Pulse Electronics Corp., Stoneridge, Inc. and Superior Industries International. We believe such companies are generally comparable to our Company in terms of revenue, market capitalization and industry.

Salaries. The Compensation Committee's policy is to provide salaries that it believes are necessary to attract and retain qualified executives. In determining its recommendations for executive officer salaries, the Compensation Committee generally relies on the recommendations of its President and Chief Executive Officer and on the Compensation Committee's review of salaries paid to similar officers at comparable companies as described above under "Comparability". The Compensation Committee also considers individual performance, the executive officer's position and experience, the Company's financial resources, the executive officer's existing salary and the salaries of our other officers and employees. On an annual basis, executive salaries are reviewed by the Compensation Committee. Salary increases for executive officers are generally granted after this review. Historically, such increases have been between 3% and 5% and represented a combination of a cost of living / inflation adjustment and a merit raise. For 2013, the Compensation Committee concluded that a market rate adjustment in salary based on the peer group analysis described above is not required and, rather, a regular salary increase, based on the criteria stated above and consistent with the range stated above, was appropriate.

Bonuses. The Compensation Committee's policy is to make a meaningful portion of an executive's compensation contingent on achieving performance targets for the year. For three years ending December 31, 2012, the Compensation Committee concluded to adopt a bonus plan (the "Bonus Plan") that focused on achievement of personal goals. All of our executive officers participated in the Bonus Plan.

The Bonus Plan is designed to encourage Company employees to operate as entrepreneurial stakeholders and reward them for bringing value to the Company by meeting or exceeding financial and operational objectives. To be eligible to receive an incentive award under the Bonus Plan, an employee must be employed on the bonus payment date. For 2012, 2011 and 2010, the Bonus Plan was divided into two distinct reporting periods, the first half of the year and the second half of the year. Upon achievement of the applicable criteria for each half, eligible employees were entitled to receive bonuses of a pre-determined amount. The achievement or failure to achieve the applicable criteria for one half of the year was not used to determine whether the criteria for the other half of the year had been achieved.

The Compensation Committee, working with management, establishes individual performance objectives for each individual participating in the Bonus Plan. The objectives are broad-ranging and, depending upon the individual's position, included items such as eliminating or reducing specific expenditures, completing engineering objectives, developing new business, streamlining operations, completing other specific projects and other similar types of objectives. None of the individual performance objectives pertain to company-wide financial performance targets. All individual performance targets are subjective and the Bonus Plan gives the Compensation Committee the right to determine if the pre-determined objectives have been met.

For 2012, the Compensation Committee determined that all of named executive officers achieved their individual, subjective performance objectives, at least to some degree, and recommended to the Board of Directors that bonuses be paid to each of them. The Board of Directors adopted such recommendation.

The Compensation Committee does not have a formal written policy regarding adjustment of bonus payments if the relevant performance measures or underlying facts upon which they are based are restated or otherwise adjusted in a manner that would materially increase or reduce the size of the incentive payment, but the Compensation Committee concluded that, for 2012, no such restatement or adjustment occurred.

Equity Incentives. The Compensation Committee uses the award of stock options or restricted stock to executive officers to retain them and provide a long-term incentive to increase shareholder value. The Compensation Committee's policy is that these equity incentives should be a significant portion of an executive's potential compensation because increasing shareholder value is management's primary objective. Whenever stock options are awarded, the Company's policy is to fix the exercise price of the options at the fair market value of the underlying shares on the date of grant. Therefore, such options only provide compensation if the price of the underlying shares increases. As of December 31, 2012, there remained 8,578 shares and 2,304,000 shares available for grant under the 2006 and 2011 Equity Incentive Plans, respectively. No shares remain available for grant under the 1993 Stock Option Plan or the 1997 Stock Incentive Plan. The Committee does not have a policy of timing option grants in coordination with the release of material non-public information. The Committee generally considers equity incentive grants on an annual basis and at varying times throughout the year, generally based upon recommendations from the Board of Directors that additional equity incentives are appropriate.

The Compensation Committee's policy has been to grant options that vest over a specific period (generally three or four years) to provide an incentive for the recipient to remain with us, to provide a long-term incentive and to lessen the accounting charge for such options (which is generally amortized over the vesting period). We do not have any stock ownership requirements for executive officers, excluding the Chief Executive Officer who is bound by the same stock ownership requirement as our directors; however, each of our executives has a significant number of exercisable options. During 2011, we adopted a stock ownership requirement for directors which is described further below under "Compensation of Directors." As noted above, this policy also applies to our Chief Executive Officer.

The vesting of all of our option and restricted share awards may, at the discretion of the Board of Directors, accelerate upon a change in control to provide a greater incentive for all optionees to complete change in control transactions that benefit shareholders by allowing them to participate in the benefits of the transaction regardless of whether their employment will continue. Unvested options and restricted share awards do not automatically accelerate upon a change in control. The vested portion of options granted to executives and directors generally remain exercisable after termination of employment until their original expiration date, subject to the discretion of the Committee. The Committee's policy is to provide new executives with stock options to attract them to us. The number of options awarded is based on negotiations with new executives, management's recommendations and the Committee's subjective judgment primarily after reviewing the number of options granted to our other executives.

Defined Benefit Plan. During 2008, the Compensation Committee recommended a new defined benefit plan benefiting the Company's President and Chief Executive Officer, Daniel R. Coker. Such plan was subsequently approved by the Independent Directors. The defined benefit plan is intended to entice the Company's President and Chief Executive Officer, Daniel R. Coker to maintain employment with the Company for a considerable period of time. Stability and competence at the executive level was a key factor in our decision to recommend such plan. The plan, more fully described in Note 14 of our consolidated financial statements and related financial information indexed on page F-1 of this Report, includes a vesting period that began on April 1, 2011 and continues for six years. The considerable period of time between adoption of the plan and its full vesting is consistent with our compensation goals of retaining a qualified President and Chief Executive Officer. The plan provides for fifteen annual benefit payments of $300,000 each beginning January 1, 2018. Based on our review of the benefits offered to President and Chief Executive Officers of other similarly-situated companies, and based on our desire to retain the services of Mr. Coker, we believe that the defined benefit plan is fair and reasonable. Other than the defined benefit plan described above, Gentherm does not maintain any post-retirement medical benefits, non-qualified deferred compensation plans or retirement or pension plans, other than our 401(k) Plan, which is available to all of our employees.

401(k) Plan. We have adopted a 401(k) plan to provide all eligible employees a means to accumulate retirement savings on a tax-advantaged basis, and our executive officers are eligible to participate in this plan on the same basis as other participants. Participants may defer specified portions of their compensation and (1) we match 50% percent of employee contributions up to a contribution by us equal to 2% percent of the employee's compensation and (2) we may, but are not required to, make additional discretionary contributions. The Compensation Committee has not made any discretionary contribution to the 401(k) Plan since its inception.

Vacation Pay. All Company employees are subject to the same vacation pay policy. The number of days of vacation time available to each employee is based on the number of years such employee has worked for the Company. Employees are encouraged to take all of their available vacation time each year, but may carryover any unused vacation time indefinitely. To the extent that an employee has more than 40 hours of accumulated vacation time at any time, he or she may elect to receive a lump sum payment for any portion of such excess hours at his or her then-current rate of pay. In addition, upon an employee's termination of employment with the Company, he or she will receive a lump sum payment for all unused vacation time at his or her then-current rate of pay. Employees that have accumulated vacation in excess of 240 hours on June 30 or December 31 of any year are paid a mandatory lump sum payment equal to such excess at his or her then-current rate of pay.

Employment and Change in Control Agreements. The Company's policy, as approved by the Compensation Committee is to not execute formal employment agreements with our executive officers. The Compensation Committee believes that it has been able to attract qualified executives without the need to negotiate and enter into formal agreements. Notwithstanding the foregoing, it is customary in Germany for executive officers to enter into employment contracts and the executive officers of W.E.T. have each entered into written employment agreements with W.E.T ("Service Agreements"). Copies of the Service Agreements were filed as exhibits to our Current Report on Form 8-K dated August 4, 2011. The Service Agreements provide that W.E.T. executive officers will receive a base salary, an annual performance-based bonus calculated pursuant to objective measurements set forth in the applicable Service Agreement and a discretionary bonus determined by the W.E.T. Supervisory Board. The Service Agreements also provide for automobile allowances, reimbursement of expenses, paid vacation time, pension contributions, death and disability insurance coverage and severance. The Compensation Committee was not in a position to influence the terms of the Service Agreements at the time of their execution and plays no role in determining whether the W.E.T. executive officers have achieved their bonus targets or should receive a discretionary bonus.

Perquisites. We provide certain of our executive officers with use of a company-owned automobile. Our most important product is the system that heats and cools automobile seats and we believe it is important that our executive officers not only thoroughly understand our product but also present themselves to others as users of our product. We allocate the costs of such automobiles between business and personal use and report the personal use portion as additional compensation paid to the applicable employee. The Company also provides club memberships to our President and Chief Executive Officer. These memberships are used for entertaining current and potential customers and suppliers and other business associates of the Company. They are also used as meeting locations. We allocate the costs of such club memberships between business and personal use and report the personal use portion as additional compensation paid to our President and Chief Executive Officer.

Restricted Stock. For 2012, the Compensation Committee elected to grant restricted stock to certain members of Gentherm's senior management who participate in an advisory board that oversees the W.E.T. investment. In 2011, the Compensation Committee elected to grant a special, one-time, payment of restricted stock to selected executives for the extraordinary work performed to consummate the acquisition of W.E.T. The allocation of such grant among such executive officers was determined based on the relative impact each such officer had in bringing the acquisition of W.E.T. to completion.

Section 162(m) Policy. The Compensation Committee reserves the right to pay compensation to Company executives in amounts it deems appropriate regardless of whether such compensation is deductible for federal income tax purposes. The Committee believes providing the compensation it deems appropriate is more important to the Company than the potential loss of related compensation deductions, especially in light of the Company's net operating loss carryforwards, the non-cash nature of deductions available upon the exercise of stock options, and the current levels of its base salaries and bonuses. To date, Section 162(m) has not prevented us from deducting compensation paid to our executive officers.

Summary Compensation Table

The following table sets forth compensation information for 2012, 2011 and 2010 for the following "Named Executive Officers": (1) our Chief Executive Officer (CEO), (2) our Chief Financial Officer (CFO) and (3) our three most highly compensated executive officers other than our CEO and our CFO who were serving as executive officers at the end of 2012. In light of W.E.T.'s significant contribution to Gentherm's consolidated revenues and earnings, W.E.T. executive officers are treated as executive officers for purposes of this Form 10-K, but are employees of W.E.T.

Name and Principal Position	Year	Salary ($)(a)	Option Awards ($)(b)	Restricted Share Awards ($)(c)	Non-Equity Incentive Plan Compensation ($)(d)	Changes in Non-qualified Deferred Compen-sation Earnings ($)(e)(f)	All Other Compen-sation ($)(g)	Total ($)
Daniel R. Coker, ...	2012	$510,000	$ —	$285,750	$470,000	$317,000	$ 56,328	$1,639,078
President and Chief	2011	340,000	373,200	252,000	275,000	263,000	42,567	1,545,767
Executive Officer	2010	308,672	—	—	300,000	228,000	21,592	858,264
Caspar Baumhauer, ...	2012	$594,096	$ —	$ —	$834,431	$ 33,669	$101,107	$1,563,303
W.E.T. Chief Executive Officer[h]	2011	433,200		—	589,536	—	16,595	1,039,331
Frithjof Oldorff, ... W.E.T. Chief Operating Officer[i]	2012	$382,135	$ —	$ —	$540,151	$ —	$ 15,775	$ 938,061
Thomas Liedl, ... W.E.T. Chief Financial Officer[j]	2012	$369,095	$ —	$ —	$534,210	$ 5,942	$ 22,294	$ 931,541
Barry G. Steele, ...	2012	$257,252	$ —	$222,250	$150,000	$ —	$ 25,732	$ 655,234
Vice President of	2011	214,376	186,600	201,600	135,000	—	13,472	751,048
Finance, Chief Financial Officer and Treasurer	2010	204,168	—	—	135,000	—	19,853	359,021

(a) During 2010, 2011 and 2012, none of the Named Executive Officers earned a non-equity bonus that was not based on the achievement of a pre-established performance target. Bonuses earned that were tied to pre-established performance targets are reported under the column entitled "Non-Equity Incentive Plan Compensation."

(b) The dollar amount shown is based on the grant date fair market value of the options awarded during the applicable year as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. For a full description of all of the assumptions made in the valuation of option awards, see Note 8 of our consolidated financial statements and related financial information indexed on page F-1 of this Report.

(c) The dollar amount shown is based on the grant date price of Gentherm's common stock.

(d) See "Compensation Discussion and Analysis — Bonuses" for a description of non-equity incentive plan compensation for executive officers under our incentive bonus plan. The amounts shown for 2010 were awarded to the applicable executive based on 2010 service; however a portion of such amounts was not paid until 2011. The amounts shown for 2011 were awarded to the applicable executive based on 2011 service; however a portion of such amounts was not paid until 2012. The amounts shown for 2012 were awarded to the applicable executive based on 2012 service; however a portion of such amounts was not paid until 2013.

(e) On August 8, 2008, the Company established The Executive Nonqualified Defined Benefit Plan of Gentherm Incorporated (the "Defined Benefit Plan") with an effective date of April 1, 2008. Daniel Coker, the Company's President and Chief Executive Officer, is expected to be the only participant in the Defined Benefit Plan which will, if fully vested, provide for fifteen annual retirement benefit payments of $300,000 each beginning January 1, 2018. Mr. Coker will become entitled to receive such retirement benefit payments, or a portion thereof, through his continuous service to the Company as follows: Mr. Coker will become proportionally vested in the benefit over a six year period starting on April 1, 2011. The Company has also established a corporate-owned life insurance policy ("COLI") on the life of Oscar Marx III, the Chairman of the Company's Board of Directors. The COLI is held by a trust established for payment of benefits under the Defined Benefit Plan. We have accounted for the Defined Benefit Plan in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 715, which requires that the Company record a projected benefit obligation representing the present value of future plan benefits when earned by the participant. As of December 31, 2012, the recorded projected benefit obligation was $1,633,000. For a full description of all of the assumptions made in the valuation of the projected benefit obligation under the Defined Benefit Plan, see Note 14 of our consolidated financial statements and related financial information indexed on page F-1 of this Report.

(f) The amount shown for Mr. Baumhauer represents his allocated share of the current year service cost recognized on the defined benefit plan W.E.T. has established for retired and current members of its executive management team based on the plan's defined benefit obligation as December 31, 2012.

(g) See "Compensation Discussion and Analysis — Perquisites" and "Compensation Discussion and Analysis — Vacation Pay" for a description of other compensation paid to executive officers. The amounts shown include payments by the Company for (i) unused vacation time off, (ii) 401(k) matching contributions paid by the Company for the benefit of the Named Executive Officer, (iii) automobiles used by the Named Executive Officers, (iv) club memberships used by Mr. Coker, (v) amounts paid upon vesting of restricted stock to enable employees to make his estimated tax payments on the compensation income associated with such vesting event, and (vi) an additional retirement contribution paid to Mr. Baumhauer in accordance with his Service Agreement with W.E.T. With respect to (iii) and (iv), the Company has only disclosed the portion of such items determined to be related to the Named Executive Officer's personal use.

(h) Amounts were paid in Euros and converted to U.S. Dollars based on the average exchange rate as the end of December 31, 2012 and 2011, respectively. For 2011, the amounts shown as having been paid to Mr. Baumhauer reflect amounts earned after May 16, 2011. Mr. Baumhauer's total compensation for 2011 was EUR 1,190,000 or $1,656,574. Mr. Baumhauer's 2012 and 2011 compensation was paid pursuant to the terms of his Service Agreement with W.E.T.

(i) Paid pursuant to the terms of Mr. Oldorff's Service Agreement with W.E.T. in Euros and converted to U.S. Dollars based on the average exchange rate as of December 31, 2012.

(j) Paid pursuant to the terms of Mr. Liedl's Service Agreement with W.E.T. in Euros and converted to U.S. Dollars based on the average exchange rate as of December 31, 2012.

Grants of Plan Based Awards

The following table sets forth information concerning each grant of an award made during 2012 to each of our Named Executive Officers.

Name	Grant Date	Payouts Under Non-Equity Incentive Plan Awards ($)(a)	Restricted Stock Awards (#)	Grant Date Fair Value of Stock and Option Awards ($)
Daniel R. Coker	December 21, 2012		22,500	$285,750
		$470,000		
Caspar Baumhauer[b]		$834,431	—	—
Frithjof Oldorff[b]		$540,151	—	—
Thomas Liedl[b]		$534,210	—	—
Barry G. Steele	December 21, 2012		17,500	$222,250
		$150,000		

(a) See "Compensation Discussion and Analysis — Bonuses" for a description of incentive plan compensation for executive officers under our incentive bonus plan. For the purposes of this table, the cash amount shown under "Payouts Under Non-Equity Incentive Plan Awards" is the actual cash bonus the named executive officer received for his performance for 2012. The Compensation Committee did not modify or waive any of the criteria applied to determine if the incentive plan award show above was earned. For an explanation of the amount of salary and non-equity incentive plan awards in proportion to total compensation, see "Compensation Discussion and Analysis — General Compensation Objectives".
(b) Amounts paid in Euros and converted to U.S. Dollars based on the exchange rate as of December 31, 2012.

Outstanding Equity Awards at Fiscal Year End

The following tables set forth information concerning unexercised options and unvested restricted stock for each of the Named Executive Officers as of December 31, 2012.

		Option Awards			
		Number of Securities Underlying Unexercised Options (#)			
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date
Daniel R. Coker	3/11/2009(b)	50,000	—	$ 2.62	3/11/2019
	9/2/2011(c)	20,000	60,000	12.60	9/2/2018
Caspar Baumhauer		—	—	—	—
Frithjof Oldorff		—	—	—	—
Thomas Liedl		—	—	—	—
Barry G. Steele	12/29/2006(c)	24,000	—	9.66	12/29/2016
	7/23/2008(a)	25,900	—	8.02	7/23/2018
	9/2/2011(c)	10,000	30,000	12.60	9/2/2018

(a) The option is subject to a vesting schedule in which the underlying shares are available for purchase in three equal installments on June 30, 2009, June 30, 2010 and June 30, 2011.
(b) The option is subject to a vesting schedule in which the underlying shares are available for purchase in three equal installments on the first, second and third anniversary of the grant date.
(c) The option is subject to a vesting schedule in which the underlying shares are available for purchase in four equal installments on the first, second, third and fourth anniversary of the grant date.

	Stock Awards	
Name	Number of Shares of Stock that Have Not Vested(a)	Market Value of Shares of Stock that Have Not Vested(b)
Daniel R. Coker	27,500	$365,750
Caspar Baumhauer	—	—
Frithjof Oldorff	—	—
Thomas Liedl	—	—
Barry G. Steele	21,500	$285,950

(a) Of Mr. Coker's currently unvested restricted shares of stock, 5,000 shares will vest at May, 2, 2013. The remaining 22,500 shares will vest 50% on December 21, 2013 and 50% on December 21, 2014. Of Mr. Steele's currently unvested restricted shares of stock, 4,000 shares will vest at May 2, 2013. The remaining 17,500 shares will vest 50% on December 21, 2013 and 50% on December 21, 2014. The vesting of all restricted stock is conditioned upon the executive officer's continued employment with the Company.
(b) Market value is based on the closing price of the Company's common stock as of December 31, 2012.

Employment Agreements

The Named Executive Officers that are party to an employment agreement are Caspar Baumhauer, Frithjof Oldorff and Thomas Liedl. A description of their employment agreement is found above under *"Compensation Discussion and Analysis — Employment and Change in Control Agreements"*.

Option Exercises and Stock Vested

The following table represents (1) options that were exercised in 2012 by Named Executive Officers of the Company and (2) restricted stock held by Named Executive Officers of the Company that vested during 2012:

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized On Exercise ($)(a)**	**Number of Shares Acquired on Vesting (#)(b)**	**Value Realized On Vesting ($)(c)**
Daniel R. Coker	—	—	5,000	$73,350
Caspar Baumhauer	—	—	—	—
Frithjof Oldorff	—	—	—	—
Thomas Liedl	—	—	—	—
Barry G. Steele	16,667(d)	160,463	4,000	58,680
	9,100(e)	39,159		

(a) The "Value Realized on Exercise" is equal to the difference between the market price of the underlying Common Stock on the date of exercise and the exercise price of the options.
(b) The shares listed became vested on May 2, 2012.
(c) The "Value Realized on Vesting" is equal to the number of shares that vested multiplied by the market value of such shares of Common Stock on the date of vesting.
(d) These options were exercised on August 6, 2012 at an exercise price of $2.62 per share.
(e) These options were exercised on September 20, 2012 at an exercise price of $8.02 per share.

Pension Benefits

The following table sets forth information concerning the Company's defined benefit plan:

Name	**Plan Name**	**Number of Years of Credited Service (#)(a)**	**Present Value of Accumulated Benefit ($)(b)**	**Payments During Last Fiscal Year ($)**
Daniel R. Coker	The Executive Nonqualified Defined Benefit Plan of Gentherm Incorporated	2	$1,633,000	$—

(a) Mr. Coker will become entitled to receive benefits under The Executive Nonqualified Defined Benefit Plan of Gentherm Incorporated (the "Defined Benefit Plan") through his continuous service to the Company as follows: Mr. Coker will become proportionally vested in the benefit over a six year period starting on April 1, 2011. If fully vested, the Defined Benefit Plan provides for fifteen annual retirement benefit payments to Mr. Coker of $300,000 each beginning January 1, 2018.
(b) Amount represents the present value of future benefits under the Defined Benefit Plan through December 31, 2012. For a full description of all of the assumptions made in the valuation of the projected benefit obligation under the Defined Benefit Plan, see Note 14 of our consolidated financial statements and related financial information indexed on page F-1 of this Report.

Potential Payments Upon Termination or Change in Controls

Under the terms of the Company's 2011 and 2006 Equity Incentive Plans, 1997 Stock Incentive Plan and 1993 Stock Option Plan, the occurrence of a "change in control" of the Company, as such term is defined in each plan, may result under certain circumstances in immediate vesting of the unvested options or the immediate termination of restrictions with respect to restricted stock issued under each plan. Under the terms of each plan, the Board of Directors, acting as the committee administering each plan, has full discretion in determining the consequences of such change in control. None of the Company's plans provides for automatic vesting of unvested options or automatic termination of restrictions with respect to restricted stock.

Under the terms of the W.E.T. executive officers' service agreements, upon termination of employment, an officer is entitled to receive salary, continued use of an automobile and a final bonus based on the remaining service period as of the effective termination date. Assuming such events occurred effective December 31, 2012, Mr. Baumhauer s would receive one and a half times his annual salary, continued use of an automobile for one and a half years and a final bonus; Mr. Oldorff would receive his annual salary, continued use of an automobile for one year and a final bonus; Mr. Liedl s would receive one and three quarters times his annual salary, continued use of an automobile for one and three quarters of a year and a final bonus.

Upon a change in control, assuming the Board of Directors was to exercise its discretion and determine that all restrictions with respect to restricted stock awards would terminate and all unvested stock options would vest, the Named Executive Officers would receive the following benefits, assuming such event occurred effective December 31, 2012:

	Restricted Shares	Securities Underlying Unvested Options		
Name	**Number of Securities**	**Number of Securities**	**Option Exercise Price**	**Estimated Value of Payments upon a Change in Control(a)**
Daniel R. Coker		60,000	$12.60	$ 42,000
	27,500			365,750
Caspar Baumhauer	—	—	—	—
Frithjof Oldorff	—	—	—	—
Thomas Liedl	—	—	—	—
Barry G. Steele		30,000	12.60	21,000
	21,500			285,950

(a) The values shown for each Named Executive Officer are based on the following assumption: that the benefit of acceleration of the vesting of options equals the difference between the closing sales price of our common shares on December 31, 2012 and the exercise price of the unvested options multiplied by the number of common shares underlying the unvested options held by the executive at December 31, 2012; provided, however, that negative amounts are treated as having zero value.

Compensation of Directors

For 2012, non-employee directors received the following compensation as consideration for their service in their capacity as directors, in addition to reimbursement for out-of-pocket expenses incurred in attending Board of Directors and committee meetings:

- an annual fee of $50,000 ($75,000 for the Chairman of the Board);
- an annual fee of $5,000 ($10,000 for the committee chairman) for Audit or Compensation Committee members
- an annual fee of $1,000 ($5,000 for the committee chairman) for Nominating Committee members
- $50,000 in restricted stock shall be granted as of the date of the annual Stockholders' Meeting. The replacement of stock options, which were historically granted to our directors, with restricted stock

awards was implemented during 2012 in a two-step process. First, directors received restricted stock on the first day of business in 2012, January 3, 2012 with a value of 5/12 of $50,000 or $20,833 and, second, directors received restricted stock on the day of the annual meeting of stockholders(or, with respect to new directors, on the date they first became directors) valued at $50,000. All of the restricted stock will vest on the first anniversary of the date of grant, subject to the applicable Director's continued service or retirement under the terms of the Company's incentive equity plan.

Employee directors do not receive any additional compensation in recognition for their service as a director of the Company.

The following table sets forth information concerning the compensation paid to our non-employee directors during 2012:

Name(a)	Fees Earned or Paid in Cash ($)	Restricted Stock Awards ($)(b)	Total ($)
Lewis Booth	$ —	$ —	$ —
Francois J. Castaing	56,000	70,833	126,833
Sophie Desormière	56,000	50,000	106,000
John M. Devine	61,000	70,833	131,833
James D. Donlon, III	56,000	50,000	106,000
Maurice E.P. Gunderson	61,000	70,833	131,833
Oscar B. Marx, III	80,000	70,833	150,833
Carlos Mazzorin	56,000	70,833	126,833

(a) Director Daniel R. Coker is an executive officer in the Summary Compensation Table above and, because he was an executive officer during 2012, he receives no additional compensation for his service as a director.

(b) Except for Mr. Booth, Ms. Desormière and Mr. Donlon, the restricted stock award amounts include the January 3, 2012 award, valued at 5/12 of $50,000 or $20,833, in accordance with the two-step transition from stock options to restricted stock awards described above. The remaining amounts represent restrict stock awards granted on May 10, 2012, the day of the annual meeting of shareholders, valued at $50,000. Mr. Booth received no compensation in 2012 because his appointment to director was not effective until January 1, 2013.

The Board of Directors believes that the above compensation plan for non-employee directors is appropriate based on the significant increase in the Company's complexity in the past two years and the corresponding increase in time and effort required by members of the board.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plans

See Item 5 for information with respect to compensation plans under which equity securities of the registrant are authorized for issuance.

Beneficial Ownership of Significant Shareholders

The table below sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 1, 2013 (except that, as noted below, certain information is based on Schedule 13G reports filed by the beneficial owner as of a date prior to such date) by each person known to us to be a beneficial owner of more than 5% of the outstanding Common Stock. Beneficial ownership includes any shares which a person has the right to acquire within 60 days after the date of calculation, including shares that may be purchased by the exercise of stock options or the exercise of warrants to purchase stock. The "percent of class" calculation for each person is based on this inclusive definition of beneficial ownership. Except as expressly noted, each person listed has sole voting power and investment power with respect to all shares of capital stock listed as beneficially owned by such person.

	Common Stock	
Beneficial Owner	**Amount and Nature of Beneficial Ownership**	**Percent of Class(b)**
Deutsche Balaton AG Ziegelhäuser 1 Landstraß 69120 Heidelberg Germany	3,301,500(a)	9.96%

(a) The information in the table above with respect to this Beneficial Owner, and the information in this footnote, is taken from written representation obtained from the Beneficial Owner in connection with a Registration Statement filed by the Company on Form S-3 on February 22, 2013. VV Beteiligungen Aktiengesellschaft ("VVB") owns a majority interest in Deutsche Balaton AG ("DB"). Delphi Unternehmensberatung Aktiengesellschaft ("DU") owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU. Wilhelm Konrad Thomas Zours is the sole member of the board of management of VVB and DU. Of the 3,301,500 shares reported in the table above, 3,300,500 shares are held directly by DB and 1,000 shares are held by an indirect, majority-owned subsidiary of DB, Heidelberger Beteiligungsholding Aktiengesellschaft ("HB"). Each of VVB, DU and Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by DB and have disclaimed beneficial ownership of such shares. DB may be deemed to have beneficial ownership with respect to the shares held by HB and has disclaimed beneficial ownership of such shares.

(b) In accordance with Rule 13d-3(1), percent of class is determined without consideration of additional shares of common stock that would be issued if the outstanding shares of the Company's Series C Convertible Preferred Stock were to be converted for, or redeemed in exchange for, shares of common stock, except with respect to the listed party (however, the listed party does not own any shares of the Company's Series C Convertible Preferred Stock).

Beneficial Ownership of Directors and Executive Officers

The table below sets forth certain information regarding the beneficial ownership of the Company's common stock as of March 1, 2013 by each director, each Named Executive Officer (see Item 11 for description of individuals included in this group), and all of the directors and executive officers as a group. Beneficial ownership includes any shares which a person has the right to acquire within 60 days after the date of calculation, including shares that may be purchased by the exercise of stock options. The "percent of class" calculation for each person is based on this inclusive definition of beneficial ownership. Each person listed has sole voting power and investment power with respect to all shares of Common Stock listed as beneficially owned by such person.

	Common Stock		
	Amount and Nature of Beneficial Ownership		
Directors and Executive Officers	**Shares(a)**	**Stock Options(b)**	**Percent of Class(c)**
Lewis Booth (Director)	1,567	—	—
Francois J. Castaing (Director)	5,040	40,000	*
Sophie Desormière (Director)	3,554	—	*
John M. Devine (Director)	5,040	40,000	*
James D. Donlon III (Director)	3,554	—	*
Maurice E.P. Gunderson (Director)	5,040	50,000	*
Oscar B. Marx, III (Director)	578,302	50,000	1.9%
Carlos Mazzorin (Director)	5,040	10,000	*
Daniel R. Coker (Director, President and CEO)	42,309	70,000	*
Caspar Baumhauer (CEO of W.E.T. Automotive Systems AG)	—	—	—
Frithjof Oldorff (COO of W.E.T. Automotive Systems AG)	—	—	—
Thomas Liedl (CFO of W.E.T. Automotive Systems AG)	—	—	—
Barry G. Steele (Vice President of Finance, Chief Financial Officer and Treasurer)	39,701	59,900	*
All executive officers and directors as a group (18 persons), including the above individuals	817,545	532,900	4.0%

* Less than 1%.

(a) Includes non-vested restricted shares as follows: Lewis Booth, 1,567 shares; Francois Castaing, 3,554 shares; Sophie Desormière, 3,554 shares; John Devine, 3,554 shares; James Donlon, 3,554 shares; Maurice Gunderson, 3,554 shares; Oscar B Marx, 3,554 shares; Carlos Mazzorin, 3,554 shares; Daniel Coker, 27,500 shares, Barry Steele 21,500 shares; and all executive officers and directors as a group, 134,878 shares.

(b) In accordance with the rules of the Securities and Exchange Commission, the amounts listed include the number of shares of common stock purchasable pursuant to options that are either currently exercisable or exercisable within 60 days of March 1, 2013.

(c) In accordance with Rule 13d-3(1), percent of class is determined without consideration of additional shares of common stock that would be issued if the outstanding shares of the Company's Series C Convertible Preferred Stock were to be converted for, or redeemed in exchange for, shares of common stock, except with respect to each listed party (however, none of the listed parties own any shares of the Company's Series C Convertible Preferred Stock).

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Review, Approval or Ratification of Transactions with Related Persons

Our Board of Directors has adopted, by written board resolution, a policy with respect to proposed related party transactions. In general, it is Gentherm's policy to submit all proposed related party transactions (those that may require disclosure under Regulation S-K, Item 404) to the Independent Directors (defined below under the heading "Director Independence") for approval. Only those related party transactions approved by the Independent Directors will be consummated. The policy instructs the Independent Directors only to approve those transactions that are on terms comparable to, or more beneficial to us than, those that could be obtained in arm's length dealings with an unrelated third party. If an Independent Director has any interest in a related party transaction presented to the Independent Directors for approval, such director is required to abstain from the vote to approve or not approve the transaction. Examples of related party transactions covered by our policy are transactions in which any of the following individuals has or will have a direct or indirect material interest: any of our directors or executive officers, any person who is known to us to be the beneficial owner of more than five percent of our Common Stock, and any immediate family member of one of our directors or executive officers or person known to us to be the beneficial owner of more than five percent of our Common Stock. Transactions that involve all salaried employees generally are not covered by our approval policy. Our policy also requires that all related party transactions be disclosed in our filings with the SEC to the extent required by the SEC's rules, and that they be disclosed to the full Board of Directors.

Transactions with Related Persons During 2012

During 2009, the following transaction was specifically approved by the Independent Directors pursuant to the above-described related party transaction approval policy but was exempt from disclosure under Regulation S-K, Item 404 because it did not meet the dollar threshold set forth therein: Director Oscar B. Marx's son, John Marx, was hired as an employee of the Company in a sales position. The Independent Directors, excluding Oscar B. Marx, reviewed and approved the engagement of John Marx and the promotion of John Marx during 2012 to Vice President of Business Planning and Advanced Product Commercialization. The Independent Directors have also reviewed and approved the compensation paid to John Marx each calendar year since 2009. In 2012, total compensation paid to John Marx was approximately $340,000 in cash compensation and 17,500 shares of restricted stock awards. The employment arrangement with John Marx is hereby disclosed as a transaction with a related person under Regulation S-K, Item 404.

There were no other transactions with related persons during 2012.

Director Independence

Upon consideration of the criteria and requirements regarding director independence set forth in rules promulgated by Nasdaq, the Board of Directors has determined that a majority of the members of the Board of Directors are "Independent Directors" as such term is defined in Nasdaq listing requirements. Specifically, the Board of Directors has determined that Ms. Desormière and Messrs. Booth, Castaing, Devine, Donlon, Gunderson, and Mazzorin each meet such criteria and requirements. The foregoing directors are sometimes referred to herein as the "Independent Directors."

Under Nasdaq listing requirements, listed companies must have audit committees comprised of at least three members who meet a heightened standard of independence. Upon consideration of the criteria and requirements regarding such heightened standard of independence, the Board of Directors has determined that all three current members of the Audit Committee, Messrs. Booth, Castaing, Devine and Donlon, currently meet such criteria and requirements and are "independent" for such purposes.

The Company's Nominating Committee is comprised of all of the Independent Directors and the Company's Compensation Committee is comprised of Ms. Desormière and Messrs. Gunderson and Mazzorin, all of whom are "independent directors" as such term is defined in Nasdaq listing requirements.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

It is the Audit Committee's policy and practice to review and approve in advance all services, audit and non-audit, to be rendered by the Company's independent auditor. The Audit Committee does not delegate this responsibility or any other committee function to Company management. Fees billed by Grant Thornton LLP for 2012 and 2011 (in thousands), all which were approved by the Audit Committee in accordance with its established policies and procedures, were as follows:

	2012	2011
Audit Fees	$1,007	$ 705
Audit-Related Fees	120	183
Tax Fees	—	35
All Other Fees	162	454
	$1,289	$1,377

The Company's independent auditor does not generally provide tax compliance, tax advice and tax planning services to the Company. A separate firm has been engaged by the Company to provide such services. The Other Fees paid to our independent auditor during 2012 relate to an investigation of a potential merger and during 2011 relate to due diligence in connection with the acquisition of W.E.T.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. Financial Statements.

The following financial statements of the Company and report of independent accountants are included in Item 15 of this Annual Report:

2. Financial Statement Schedule.

The following Schedule to Financial Statements is included herein:

Schedule II — Valuation and Qualifying Accounts.

3. Exhibits.

The exhibits to this Report are as follows:

Exhibit Number	Description
3.1	Restated Articles of Incorporation (19)
3.2	Amended and Restated Bylaws of the Company (21)
4.1	Rights Agreement dated January 26, 2009 by and between the Company and Computershare Trust Company, N.A., as Rights Agent (9)
4.2	Amendment to Rights Agreement, dated as of March 30, 2011, by and between the Company and Computershare Trust Company, N.A. (11)
10.1*	1993 Stock Option Plan (1)
10.2.1*	Amended and Restated 1997 Stock Incentive Plan (2)
10.2.2*	First Amendment to Amended and Restated 1997 Stock Incentive Plan (5)
10.2.3*	Second Amendment to Amended and Restated 1997 Stock Incentive Plan (5)
10.3.1*	2006 Equity Incentive Plan (4)
10.3.2*	Amendment to 2006 Equity Incentive Plan (6)
10.3.3*	Second Amendment to 2006 Equity Incentive Plan (7)
10.3.4*	Third Amendment to 2006 Equity Incentive Plan (10)
10.3.5*	Fourth Amendment to 2006 Equity Incentive Plan (11)
10.3.6*	Fifth Amendment to 2006 Equity Incentive Plan (16)
10.3.7*	2011 Equity Incentive Plan (12)

Exhibit Number	Description
10.3.8*	First Amendment to 2011 Equity Incentive Plan (16)
10.3.9*	Second Amendment to 2011 Equity Incentive Plan (18)
10.4	Revenue Sharing Agreement between BSST LLC and Dr. Lon E. Bell dated September 4, 2000 (3)
10.4.1	First Amendment to Revenue Sharing Agreement between the Company and Dr. Lon E. Bell dated December 31, 2010 (13)
10.5*	The Executive Nonqualified Defined Benefit Plan of Gentherm Incorporated effective as of April 1, 2008 (8)
10.6	Securities Purchase Agreement dated as of March 30, 2011 by and among the Company and certain institutional investors in the Series C Convertible Preferred Stock (11)
10.7.1	Credit Agreement, dated as of March 30, 2011, by and among the Company, Gentherm Europe GmbH, the financial institutions which are now or which hereafter become a party thereto and Bank of America, N.A., as Swing Line Lender and L/C Issuer, and as administrative agent for the lenders (11)
10.7.2	First Amendment to Credit Agreement, dated as of April 4, 2011, by and among the Company, Gentherm Europe GmbH, the financial institutions which are now or which hereafter become a party thereto and Bank of America, N.A., as Swing Line Lender and L/C Issuer, and as administrative agent for the lenders (15)
10.7.3	Second Amendment to Credit Agreement, dated as of August 12, 2011, by and among the Company, Gentherm Europe GmbH, the financial institutions which are now or which hereafter become a party thereto and Bank of America, N.A., as Swing Line Lender and L/C Issuer, and as administrative agent for the lenders (15)
10.7.4	Third Amendment to Credit Agreement, dated as of October 28, 2011, by and among the Company, Gentherm Europe GmbH, the financial institutions which are now or which hereafter become a party thereto and Bank of America, N.A., as Swing Line Lender and L/C Issuer, and as administrative agent for the lenders (16)
10.7.5	Fourth Amendment to Credit Agreement, dated as of March 12, 2012, by and among the Company, Amerigon Europe GmbH, the financial institutions which are now or which hereafter become a party thereto and Bank of America, N.A., as Swing Line Lender and L/C Issuer, and as administrative agent for the lenders (18)
10.7.6	Fifth Amendment to Credit Agreement, dated as of December 17, 2012, by and among the Company, Amerigon Europe GmbH, the financial institutions which are now or which hereafter become a party thereto and Bank of America, N.A., as Swing Line Lender and L/C Issuer, and as administrative agent for the lenders (20)
10.7.7	Pledge and Security Agreement, dated as of March 30, 2011, by and among the Company, BSST LLC, ZT Plus, LLC, Gentherm Europe GmbH and Bank of America, N.A. (11)
10.7.8	Parent Guaranty, dated as of March 30, 2011, by the Company and Gentherm Europe GmbH executed in favor of Banc of America Securities Limited, in its capacity as administrative agent (11)
10.7.9	Subordination Agreement by and among the Company, Bank of America, N.A., Kingsbrook Opportunities Master Fund LP, and other buyers parties thereto (11)
10.8	Credit Agreement, dated as of March 30, 2011, among W.E.T. Automotive Systems AG, W.E.T. Automotive Systems Ltd., Banc of America Securities Limited, et al. (14)
10.8.1	First Amendment to Credit Agreement, dated as of May 31, 2011, among W.E.T. Automotive Systems AG, W.E.T. Automotive Systems Ltd., Banc of America Securities Limited, et al. (15)

Exhibit Number	Description
10.8.2	Second Amendment to Credit Agreement, dated as of October 11, 2011, among W.E.T. Automotive Systems AG, W.E.T. Automotive Systems Ltd., Banc of America Securities Limited, et al. (15)
10.8.3	Third Amendment to Credit Agreement, dated as of November 14, 2011, among W.E.T. Automotive Systems AG, W.E.T. Automotive Systems Ltd., Banc of America Securities Limited, et al. (17)
10.8.4	Fourth Amendment to Credit Agreement, dated as of March 23, 2012, among W.E.T. Automotive Systems AG, W.E.T. Automotive Systems Ltd., Banc of America Securities Limited, et al. (17)
10.8.5	Fifth Amendment to Credit Agreement, dated as of December 17, 2012, among W.E.T. Automotive Systems AG, W.E.T. Automotive Systems Ltd., Banc of America Securities Limited, et al. (20)
10.9.1	Service Agreement, dated as of July 4, 2011, between W.E.T. Automotive Systems AG and Mr. Frithjof Oldorff, which consolidates the original agreement and first and second amendments thereto (14)
10.9.2	Third Amendment to Service Agreement between W.E.T. Automotive Systems AG and Mr. Frithjof Oldorff.
10.10*	Service Agreement, dated as of July 4, 2011, between W.E.T. Automotive Systems AG and Mr. Thomas Liedl (14)
10.11*	Service Agreement, dated as of July 4, 2011, between W.E.T. Automotive Systems AG and Mr. Caspar Baumhauer (14)
10.12	Registration Rights Agreement, dated as of February 15, 2013, by and between Gentherm Incorporated and Deutsche Balaton AG (22)
10.13	Balaton Rights Agreement, dated as of February 15, 2013, by and between Deutsche Balaton AG and Gentherm Incorporated (22)
18	Letter re change in accounting principle from Grant Thornton LLP
21	List of Subsidiaries
23.1	Consent of Grant Thornton LLP
31.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)/15d-14(a)
31.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)/15d-14(a)
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

---

* Indicates management contract or compensatory plan or arrangement.

(1) Previously filed as an exhibit to the Company's Registration Statement on Form SB-2, as amended, File No. 33-61702-LA, and incorporated by reference.

(2) Previously filed as an exhibit to the Company's Definitive Proxy Statement on Schedule 14A with respect to the Company's 2001 Annual Meeting of Stockholders and incorporated herein by reference.

(3) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001 and incorporated herein by reference.

(4) Previously filed as an exhibit to the Company's Definitive Proxy Statement on Schedule 14A with respect to the Company's 2006 Annual Meeting of Stockholders and incorporated herein by reference.

(5) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed May 23, 2005 and incorporated herein by reference.

(6) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2006 and incorporated herein by reference.

(7) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed March 20, 2007 and incorporated herein by reference.

(8) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed August 11, 2008 and incorporated herein by reference.

(9) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed January 27, 2009 and incorporated herein by reference.

(10) Previously filed as an exhibit to the Company's Definitive Proxy Statement on Schedule 14A with respect to the Company's 2009 Annual Meeting of Stockholders and incorporated herein by reference.

(11) Previously filed as an exhibit to the Company's Current Report on Form 8 filed on March 31, 2011 and incorporated herein by reference

(12) Previously filed as an exhibit to the Company's Definitive Proxy Statement on Schedule 14A with respect to the Company's 2011 Annual Meeting of Stockholders and incorporated herein by reference.

(13) Previously filed as an exhibit to the Company's Annual Report on Form 10-K filed February 17, 2011 and incorporated herein by reference.

(14) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed August 4, 2011 and incorporated herein by reference.

(15) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed November 1, 2011 and incorporated herein by reference.

(16) Previously filed as an exhibit to the Company's Annual Report on Form 10-K filed March 15, 2012 and incorporated herein by reference.

(17) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed April 4, 2012 and incorporated herein by reference.

(18) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed May 11, 2012 and incorporated herein by reference.

(19) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q filed November 5, 2012 and incorporated herein by reference.

(20) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed December 21, 2012 and incorporated herein by reference.

(21) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed January 2, 2013 and incorporated herein by reference.

(22) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed February 21, 2013 and incorporated herein by reference.

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO FINANCIAL STATEMENTS

GENTHERM INCORPORATED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31, 2012	December 31, 2011
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 58,152	$ 23,839
Accounts receivable, less allowance of $2,474 and $1,937, respectively	102,261	82,395
Inventory	53,756	46,344
Derivative financial instruments	160	2,675
Deferred income tax assets	15,006	12,732
Prepaid expenses and other assets	12,809	9,685
Total current assets	242,144	177,670
Property and equipment, net	55,010	44,794
Goodwill	24,729	24,245
Other intangible assets, net of accumulated amortization of $28,575 and $14,137, respectively	95,870	103,806
Deferred financing costs	1,880	2,441
Deferred income tax assets	5,361	13,147
Derivative financial instruments	4,141	—
Other non-current assets	10,062	8,774
Total assets	$439,197	$374,877
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 42,508	$ 42,533
Accrued liabilities	54,157	46,293
Current maturities of long-term debt	17,218	14,570
Derivative financial instruments	3,326	5,101
Deferred tax liabilities	—	3,218
Total current liabilities	117,209	111,715
Pension benefit obligation	5,009	3,872
Other Liabilities	4,540	1,862
Long-term debt, less current maturities	39,734	61,677
Derivative financial instruments	13,245	17,189
Deferred tax liabilities	21,828	23,679
Total liabilities	201,565	219,994
Commitments and contingencies		
Series C Convertible Preferred Stock	22,469	50,098
Shareholders' equity:		
Common Stock:		
No par value; 55,000,000 shares authorized, 29,818,225 and 23,515,571 issued and outstanding at December 31, 2012 and 2011, respectively	166,309	80,502
Paid-in capital	24,120	23,387
Accumulated other comprehensive income	(11,231)	(14,754)
Accumulated deficit	(17,383)	(28,544)
Total Gentherm Incorporated shareholders' equity	161,815	60,591
Non-controlling interest	53,348	44,194
Total shareholders' equity	215,163	104,785
Total liabilities and shareholders' equity	$439,197	$374,877

The accompanying notes are an integral part of these financial statements

GENTHERM INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Product revenues	$554,979	$369,588	$112,403
Cost of sales	413,052	274,621	79,648
Gross margin	141,927	94,967	32,755
Operating costs and expenses:			
Research and development expenses	43,189	30,665	12,712
Reimbursed research and development expenses	(2,239)	(932)	(2,269)
Net research and development expenses	40,950	29,733	10,443
Acquisition transaction expenses	—	5,316	—
Selling, general and administrative expenses	64,919	42,110	10,955
Total operating costs and expenses	105,869	77,159	21,398
Operating income	36,058	17,808	11,357
Interest income (expense)	(4,136)	(3,511)	25
Debt retirement expense	—	(1,160)	—
Revaluation of derivatives	(2,292)	(6,118)	—
Foreign currency gain	2,201	9,207	—
Loss from equity investment	(82)	(243)	(119)
Other income (loss)	923	(114)	145
Earnings before income tax	32,672	15,869	11,408
Income tax expense	8,351	4,666	2,609
Net income	24,321	11,203	8,799
(Income) loss attributable to non-controlling interest	(6,449)	(1,545)	649
Net income attributable to Gentherm, Inc.	17,872	9,658	9,448
Convertible preferred stock dividends	(6,711)	(8,228)	—
Net income attributable to common shareholders	$ 11,161	$ 1,430	$ 9,448
Basic earnings per share	$ 0.39	$ 0.06	$ 0.44
Diluted earnings per share	$ 0.39	$ 0.06	$ 0.42
Weighted average number of shares — basic	28,353	22,606	21,717
Weighted average number of shares — diluted	28,862	23,455	22,496

The accompanying notes are an integral part of these financial statements

GENTHERM INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Net Income	$24,321	$ 11,203	$8,799
Other comprehensive income (loss), net of tax:			
Net loss on pension benefit obligation	(1,032)	(86)	(60)
Foreign currency translation adjustments	5,346	(19,203)	94
Unrealized loss on interest rate derivative securities	(18)	(206)	—
Tax effect	301	—	—
Other comprehensive income (loss), net of tax:	$ 4,597	$(19,495)	$ 34
Comprehensive income (loss):	28,918	(8,292)	8,833
Less: comprehensive income (loss) attributable to the non-controlling interest	7,523	(3,103)	(649)
Comprehensive income (loss) attributable to Gentherm Incorporated:	$21,395	$ (5,189)	$9,482

The accompanying notes are an integral part of these financial statements

GENTHERM INCORPORATED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)

	Common Stock		Paid-in Capital	Accumulated Deficit	Loss on Pension Benefit Obligation	Currency Translation Adjustment	Currency Hedge Adjustment	Total Gentherm Equity	Non-Controlling Interest	Total
	Shares	Amount								
Balance at December 31, 2009	21,486	$ 61,971	$23,986	$(39,422)	$ (24)	$ 83	$ —	$ 46,594	$ (484)	$ 46,110
Exercise of Common Stock options for cash	548	3,160	(722)	—	—	—	—	2,438	—	2,438
Common Stock issued to employees and consultants	3	17	—	—	—	—	—	17	—	17
Stock option compensation	—	—	1,275	—	—	—	—	1,275	—	1,275
Purchase of non-controlling interest	—	—	(4,513)	—	—	—	—	(4,513)	1,133	(3,380)
Net loss on pension benefit obligation	—	—	—	—	(60)	—	—	(60)	—	(60)
Currency translation	—	—	—	—	—	94	—	94	—	94
Net income	—	—	—	9,448	—	—		9,448	(649)	8,799
Balance at December 31, 2010	22,037	$ 65,148	$20,026	$(29,974)	$ (84)	$ 177	$ —	$ 55,293	$ —	$ 55,293
Exercise of Common Stock options for cash	572	4,663	(1,317)	—	—	—	—	3,346	—	3,346
Tax benefit from Exercises of Common Stock options	—	—	3,275	—	—	—	—	3,275	—	3,275
Common Stock issued to employees and consultants	40	669	—	—	—	—	—	669	—	669
Stock option compensation	—	—	1,403	—	—	—	—	1,403	—	1,403
Convertible preferred stock dividends	—	—	—	(8,228)	—	—	—	(8,228)	—	(8,228)
Preferred stock principal paid in common stock	672	7,780	—	—	—	—	—	7,780	—	7,780
Preferred stock dividend paid in common stock	194	2,242	—	—	—	—	—	2,242	—	2,242
Purchase of W.E.T. Automotive AG	—	—	—	—	—	—	—	—	46,122	46,122
Proceeds from subsidiary issuance of equity shares	—	—	—	—	—	—	—	—	1,175	1,175
Net loss on pension benefit obligation	—	—	—	—	(86)	—	—	(86)	—	(86)
Currency translation	—	—	—	—	—	(14,555)	—	(14,555)	(4,648)	(19,203)
Currency hedge	—	—	—	—	—	—	(206)	(206)	—	(206)
Net income	—	—	—	9,658	—	—		9,658	1,545	11,203
Balance at December 31, 2011	23,515	$ 80,502	$23,387	$(28,544)	$ (170)	$(14,378)	$(206)	$ 60,591	$44,194	$104,785
Public stock offering	5,290	75,532	—	—	—	—	—	75,532	—	75,532
Exercise of Common Stock options for cash	177	1,035	(261)	—	—	—	—	774	—	774
Tax benefit from Exercises of Common Stock options			171					171	—	171
Common Stock issued to Board of Directors and employees	155	429	—	—	—	—	—	429	—	429
Stock option compensation	—	—	823	—	—	—	—	823	—	823
Convertible preferred stock dividends	—	—	—	(6,711)	—	—	—	(6,711)	—	(6,711)
Preferred stock principal paid in common stock	601	7,780	—	—	—	—	—	7,780	—	7,780
Preferred stock dividend paid in common stock	80	1,031	—	—	—	—	—	1,031	—	1,031
Proceeds from subsidiary issuance of equity shares	—	—	—	—	—	—	—	—	1,921	1,921
Distribution paid to non-controlling interest	—	—	—	—	—	—	—	—	(290)	(290)
Net loss on pension benefit obligation	—	—	—	—	(1,032)	—	—	(1,032)	—	(1,032)
Currency translation	—	—	—	—	—	4,272	—	4,272	1,074	5,346
Tax effect	—	—	—	—	—	301	—	301	—	301
Currency hedge	—	—	—	—	—	—	(18)	(18)	—	(18)
Net income	—	—	—	17,872	—	—	—	17,872	6,449	24,321
Balance at December 31, 2012	29,818	$166,309	$24,120	$(17,383)	$(1,202)	$ (9,805)	$(224)	$161,815	$53,348	$215,163

The accompanying notes are an integral part of these financial statements

GENTHERM INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Operating Activities:			
Net income	$ 24,321	$ 11,203	$ 8,799
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	30,627	23,282	1,298
Deferred income tax expense (benefit)	789	(599)	1,563
Loss on revaluation of derivatives	167	6,118	—
Debt extinguishment expenses	—	960	—
Stock compensation	1,252	2,073	1,275
Loss on sale of property, plant & equipment	555	35	—
Provision for doubtful accounts	533	1,241	253
Defined benefit plan expense	50	266	251
Excess tax benefit from equity awards	(171)	(3,257)	—
(Gain) Loss from equity investment	82	243	22
Changes in operating assets and liabilities:			
Accounts receivable	(18,367)	(12,639)	(4,615)
Inventory	(5,847)	(4,624)	(4,285)
Prepaid expenses and other assets	(3,228)	1,937	(255)
Accounts payable	1,788	4,722	5,053
Accrued liabilities	4,314	3,266	2,094
Net cash provided by operating activities	36,865	34,227	11,453
Investing Activities:			
Purchases of derivative financial instruments	(7,787)	—	—
Purchases of short-term investments	—	—	(11,612)
Sales and maturities of short-term investments	—	9,761	8,555
Purchase of non-controlling interest	—	—	(3,380)
Investment in subsidiary, net of cash acquired	—	(113,432)	(1,500)
Equity investment	—	(491)	97
Loan to equity investment	(590)	(860)	—
Cash invested in corporate owned life insurance	(265)	(266)	(266)
Purchase of property and equipment	(26,793)	(10,636)	(957)
Patent Costs	—	(37)	(17)
Proceeds from the sale of property and equipment	40	—	—
Net cash used in investing activities	(35,395)	(115,961)	(9,080)
Financing Activities:			
Distribution paid to non-controlling interest	(290)	—	—
Cash paid for financing costs	(264)	(4,493)	—
Borrowing of Debt	3,326	138,168	—
Repayments of Debt	(22,953)	(110,775)	—
Proceeds from public offering of common stock	75,532	—	—
Proceeds from the sale of Series C Convertible Preferred Stock	—	61,403	—
Proceeds from the sale of embedded derivatives	—	2,610	—
Excess tax benefit from equity awards	171	3,257	—
Proceeds from sale of W.E.T. equity to non-controlling interest	1,921	1,175	—
Redemption of Series C Preferred Stock	(25,740)	(7,780)	—
Series C Preferred Stock Holders dividend	—	(1,362)	—
Proceeds from the exercise of Common Stock options	774	3,345	—
Proceeds from sale of common stock, net of cash expenses	—	—	2,438
Net cash used in financing activities	32,477	85,548	2,438
Foreign currency effect on cash and cash equivalents	366	(6,559)	96
Net (decrease) increase in cash and cash equivalents	34,313	(2,745)	4,907
Cash and cash equivalents at beginning of period	23,839	26,584	21,677
Cash and cash equivalents at end of period	$ 58,152	$ 23,839	$ 26,584
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 3,545	$ 3,963	$ 52
Cash paid for taxes	$ 8,445	$ 5,322	$ 182
Supplemental disclosure of non-cash transactions:			
Issuance of Common Stock for Series C Preferred Stock redemption	$ 7,780	$ 7,780	$ —
Issuance of Common Stock for Series C Preferred Stock dividend	$ 1,031	$ 2,242	$ —
Common stock issued to directors and employees	$ 429	$ 669	$ 17

The accompanying notes are an integral part of these financial statements

GENTHERM INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

Note 1 — The Company

Gentherm Incorporated is a leading supplier of thermal seat comfort and cable systems to the global automotive industry. Unless the context otherwise requires, the terms "Company", "we", "us" and "our" used herein refer to Gentherm Incorporated. The term "historical Gentherm" used herein excludes W.E.T. Automotive Systems AG ("W.E.T."), a subsidiary of Gentherm, Inc. See Note 3 regarding the acquisition of W.E.T. The Company performs design, development and manufacturing functions in locations aligned with our major customers' product strategies in order to continue to grow and expand our business around the globe. We are working to expand application of our existing technologies into new markets and products and to develop and refine new technologies to make our existing products more efficient.

Historical Gentherm's primary business is the sale of the Climate Control SeatTM ("CCS™ or "CCS") products to automobile and light truck original equipment manufacturers or their tier one suppliers. CCS provides year-round comfort to automotive seat occupants through both heating and cooling functions.

Since the initial introduction of CCS we have introduced new designs that incorporated improvements in electrical efficiency, size, weight, noise and versatility. These include our Micro Thermal Module™ ("MTM™" or "MTM") technology, our CCS II configuration, and a heated and ventilated only variant of the CCS ("HV"). The HV relies on the use of ambient cabin air to provide cooling comfort instead of a thermo electric device ("TED"), like that found on our MTM and CCS II products. Further improvements in engineering design are currently in development and are expected to be introduced on future vehicle models.

The Company has also introduced an automotive heated and cooled cup holder and a heated and cooled suite of luxury mattresses to its product portfolio based on technology similar to that of the CCS system. The cup holder has been designed to be packaged in multiple configurations to accommodate different console environments. In addition to requiring low power consumption, it has proven automotive grade ruggedness, high reliability and drink retention features.

The Company is also engaged in a program to improve the efficiency of TEDs and to develop, market and distribute new products based on this technology. Included in this initiative is the development and testing of new materials that show increased thermoelectric efficiency.

On October 1, 2010 we formed Gentherm Europe, GmbH ("Gentherm Europe") and opened a technical support office in Augsburg, Germany, to provide design initiatives, product development, application engineering and prototype builds in support of European sales.

As described in Note 3, the Company acquired a majority interest in W.E.T., a German publicly-traded company based in Odelzhausen, Germany on May 16, 2011. W.E.T. was established in 1968 and currently employs over 6,000 individuals at 14 locations. W.E.T.'s customers include passenger car OEMs, commercial vehicle OEMs and Tier 1 seat manufacturers.

W.E.T.'s major product categories include automotive seat comfort systems and specialized automotive cable systems. The automotive seat comfort systems category includes automotive seat heaters, climate comfort systems (similar to Gentherm's climate controlled seat technology) for automotive seats, automotive steering wheel heater systems and integrated electronic components. The specialized automotive cable systems category includes ready-made wire harnesses and related wiring products. W.E.T. has been a manufacturer in the seat comfort segment since 1973.

Note 1 — The Company (Continued)

While W.E.T.'s primary focus is on automotive original equipment markets, W.E.T. also offers product solutions to other customer groups, namely customer groups related to seat heating equipment for the automotive aftermarket, ski lifts and sports stadiums. These operations complement W.E.T.'s automotive seat comfort products, particularly in seat climate comfort systems in which ventilation systems are an integral part of the final product. Furthermore, W.E.T.'s customer base for other products extends beyond the automotive industry to the telecommunications and information technology industries.

W.E.T. maintains a global operational structure with manufacturing sites close to its key customers. W.E.T.'s European operations are primarily concentrated around its headquarters and customer service center in Odelzhausen, as well as its Hungarian and Ukrainian sites. W.E.T. operates four sites in North America, a customer service and research center located in Windsor, Canada, a warehouse facility located in Del Rio, Texas and two production sites located in Acuña, Mexico. In Asia, W.E.T. operates a low-cost production facility including customer service and research and development functions in Langfang, China and maintains representative offices in Seoul, South Korea and Tokyo, Japan. W.E.T.'s China operation was established in 2003 and serves the South Korean, Japanese, Chinese and certain European markets.

Note 2 — Summary of Significant Accounting Policies and Basis of Presentation

Consolidation

The consolidated financial statements at December 31, 2011 and 2012, reflect the consolidated financial position and consolidated operating results of the Company, W.E.T., Gentherm Europe GmbH and Gentherm Asia Pacific Inc. The consolidated financial statement at December 31, 2010 reflect the consolidated financial position and consolidated operating results of the Company, Gentherm Europe GmbH and Gentherm Asia Pacific Inc. Intercompany accounts have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of less than 90 days to be cash equivalents. Cash balances in individual banks may exceed the federally insured limit by the Federal Deposit Insurance Corporation (the "FDIC"). From December 31, 2010 to December 31, 2012, the FDIC provided temporary unlimited deposit insurance. As of January 1, 2013, substantially all of the Company's cash was uninsured.

Disclosures About Fair Value of Financial Instruments

The carrying amounts of all financial instruments, comprising cash and cash equivalents, short-term investments, accounts receivable and debt approximate fair value because of the short maturities of these instruments.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (Continued)

Accrued Warranty Costs

The Company recognizes an estimated cost associated with its standard warranty on its products at the time of sale. The amount recognized is based on estimates of future failure rates and current claim cost experience. The following is a reconciliation of the changes in accrued warranty costs for the reporting period:

	December 31,	
	2012	2011
Balance at beginning of year	$8,487	$1,261
Assumed warranty from W.E.T. at acquisition	—	6,979
Warranty claims paid	(347)	(81)
Expense	215	551
Adjustment due to currency translation	233	(223)
Balance at end of year	$8,588	$8,487

Concentration of Credit Risk

Financial instruments, which subject the Company to concentration of credit risk, consist primarily of cash equivalents, short-term investments and accounts receivable. Cash equivalents consist of money market funds managed by major financial services companies. The credit risk for these cash equivalents is considered limited. The Company maintains an allowance for uncollectible accounts receivable based upon expected collectability and does not require collateral. As of December 31, 2012 JCI, Lear and Magna comprised 26%, 18% and 7% respectively, of the Company's accounts receivable balance. As of December 31, 2011 Lear, JCI and Magna comprised 23%, 23%, and 8% respectively, of the Company's accounts receivable balance. These accounts are currently in good standing.

Allowance for doubtful accounts

We record an allowance for doubtful accounts once exposure to collection risk of an accounts receivable is specifically identified. We analyze the length of time an accounts receivable is outstanding, as well as a customer's payment history to determine the need for and amount of an allowance for doubtful accounts.

Inventory

The Company's inventory is valued at the lower of cost (the first-in, first-out basis) or market. W.E.T.'s raw materials, consumables and commodities are measured at cost of purchase and unfinished and finished goods are measured at cost of production, using the weighted average method. If the net realizable value expected on the reporting date is below costs, a write-down is recorded to adjust inventory to its net realizable value. The Company provides a reserve for obsolete and slow moving inventories based upon estimates of future sales and product redesign. The following is a reconciliation of the changes in the inventory reserve (in thousands):

	December 31,	
	2012	2011
Balance at beginning of year	$1,127	$ 572
Expense	1,307	532
Inventory write off	(215)	(10)
Adjustment due to currency translation	(34)	33
Balance at end of year	$2,185	$1,127

Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (Continued)

Property and Equipment

Property and equipment, including additions and improvements, are recorded at cost less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred. When property or equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Gains or losses from retirements and disposals are recorded as operating income or expense.

Depreciation and amortization are computed using the straight-line method. The estimated useful lives of the Company's property and equipment are as follows:

Asset Category	Useful Life
Plant and Equipment	2 to 20 years
Computer equipment and software	1 to 10 years
Leasehold improvements	Shorter of estimated life or term of lease
Production tooling	Estimated life of tool (2 to 5 years)
Buildings	5 to 50 years
Capital Leases	Shorter of useful life or term of lease
Furniture, fixtures and fittings	1 to 15 years

The Company recognized depreciation expense of $14,298, $8,954 and $1,148 for the three years ending December 31, 2012, 2011 and 2010, respectively.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets recorded in conjunction with the acquisition of W.E.T. were based on the Company's estimate of fair value, as of the date of acquisition. The fair value and corresponding useful lives for acquired intangible assets were determined with the assistance of an independent third-party valuation firm and are listed below as follows:

Asset Category	Useful Life
Customer relationships	10-15 years
Order Backlog	0.5 years
Technology	8-9 years
Production Development Costs	4 years

Our business strategy largely centers on designing products based upon internally developed and licensed technology. When possible, we protect these technologies with patents. During the fourth quarter 2012, we changed our method of accounting for costs, all of which were external, associated with the application for patents. Prior to the change we capitalized the external legal and filing fees associated with new patent applications in addition to the cost of purchased patents. These costs were then amortized on a straight-line basis over their estimated economic useful lives which ranged from 4 to seventeen years. Under the new method, external legal costs are expensed as incurred and classified as research and development expenses in our consolidated statement of operations. We believe that this change is preferable because it will result in consistent treatment for all costs, that is, under our new method both internal and external costs associated with the application for patents are expensed as incurred. In addition, the change will provide a better comparison with our industry peers. Costs associated with the purchase of patents and patent rights, including those acquired in conjunction with a business combination, will continue to be capitalized as before. The change reduced operating

Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (Continued)

income by $1,007, $1,073 and $774 for the three years ending December 31, 2012, 2011 and 2010, respectively. Basic and fully diluted earnings per share was reduced by $0.02, $0.03 and $0.02 for the three year ending December 31, 2012, 2011 and 2010, respectively.

We periodically review the recoverability and remaining life of our capitalized patents based upon market conditions, competitive technologies and our projected business plans. Change in these conditions could materially impact the carrying value for our capitalized patents.

On September 14 2012, W.E.T. purchased the rights and ownership of certain intellectual property from Johnson Controls for $7,000. The purchased intellectual property, used in the development and manufacturing of W.E.T.'s active cool seat comfort technology, has a useful life of seven years. Amortization of the purchased intellectual property will be recognized on a straight-line basis, of which approximately $285 was amortized during 2012.

A total of $2,522 in capitalized patent costs was amortized in 2012.

An estimate of total intangible asset amortization by year, including the aforementioned Johnson Control patents and those obtained through the acquisition of W.E.T., is as follows:

2013	15,917
2014	15,066
2015	13,618
2016	12,444
2017	11,296
Thereafter	27,363

Gentherm also has $166 of indefinite-lived trademark assets included in other intangible assets on our consolidated balance sheet as of December 31, 2012.

Impairments of Long-Lived Assets, Other Intangible Assets and Goodwill

Whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable, the Company will compare the carrying amount of the asset to the recoverable amount of the asset. The recoverable amount is defined as the greater of the asset's fair value less costs to sell or its value in use. An impairment loss is recognized if the carrying amount of an asset exceeds the recoverable or fair value amount. An assessment of fair value could utilize quoted market prices, fair value appraisals, management forecasts or discounted cash flow analyses. No such triggering events occurred during the periods ended December 31, 2012, 2011 and 2010, respectively.

On an annual basis and at interim periods when circumstances require, the Company tests the recoverability of its goodwill. The goodwill test utilizes a two-step analysis, whereby the Company compares the carrying value of each identified reporting unit to its fair value. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. The Company recognizes an impairment charge for the amount by which the carrying amount of goodwill exceeds its fair value. The fair values of the reporting units are estimated using the net present value of

Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (Continued)

discounted cash flows, excluding any financing costs or dividends, generated by each reporting unit. The Company's discounted cash flows are based upon reasonable and appropriate assumptions, which are weighted for their likely probability of occurrence, about the underlying business activities of the company's reporting units. An impairment of goodwill from the acquisition of W.E.T. did not occur during the periods ending December 31, 2012 and 2011, respectively.

Product Revenues

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have been transferred to the buyer, the price can be measured reliably, recovery of consideration is probable and costs incurred or to be incurred from the transaction can be reasonably estimated. The Company sells its products under purchase order contracts issued by its customers. These contracts involve the sale of goods at fixed prices and provide for related transfer of ownership risk to the customer upon shipment from the Company's warehouse location or in some cases upon receipt of the goods at the customers facility. Payment terms of these contracts range from 30 to 120 days from the date of shipment. The Company does not extend cash discounts for early payment.

Litigation Reserves

We record estimated future costs related to new or ongoing litigation. Recognition of litigation reserves are recorded when there is a current obligation from a past event, a claim is likely, and the amount of the obligation can be reliably measured. These estimates include costs associated with attorney fees and potential claims and assessments less any amounts recoverable under insurance policies.

Tooling

The Company incurs costs related to tooling used in the manufacture of products sold to its customers. In some cases, the Company enters into contracts with its customers whereby the Company incurs the costs to design, develop and purchase tooling and is then reimbursed by the customer under a reimbursement contract. Tooling costs that will be reimbursed by customers are included in prepaid expenses and other current assets at the lower of accumulated cost or the customer reimbursable amount. Approximately $1,878 and $1,140 of reimbursable tooling was capitalized within prepaid expenses and other current assets as of December 31, 2012 and 2011, respectively. Company-owned tooling is included in property and equipment and depreciated over its expected useful life, generally two to five years. Management periodically evaluates the recoverability of tooling costs, based on estimated future cash flows, and makes provisions, where appropriate, for tooling costs that will not be recovered.

Research and Development Expenses

Research and development activities are expensed as incurred. The Company groups development and prototype costs and related reimbursements in research and development. The Company recognizes amounts due as reimbursements for expenses as these expenses are incurred.

Income Taxes

We record income tax expense using the liability method which specifies that deferred tax assets and liabilities be measured each year based on the difference between the financial statement and tax bases of assets

Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (Continued)

and liabilities at the applicable enacted Federal and State tax rates. A valuation allowance is provided for net deferred tax assets when management considers it more likely than not that the asset will not be realized. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. We recognize interest and penalties related to income tax matters in income tax expense.

Derivative financial instruments — hedge accounting

The Company accounts for some of its derivative financial instruments as cash flow hedges as defined in Financial Accounting Standards Board Accounting Standards Codification Topic 815. Since these derivatives are designated as hedging instruments for future anticipated cash flows, the effective portion of the gain or loss resulting from the valuation at the balance sheet date is recognized as a separate item within equity. The ineffective portion of the gain or loss is recognized in the income statement. These hedging transactions and the respective correlations meet the requirements for hedge accounting. The gains or losses recognized in equity are posted in the income statement when the hedged items are realized. Discounts or premiums for hedged contracts are recognized within earnings for the period, until maturity.

Net Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of Common Stock. The Company's diluted earnings per common share give effect to all potential shares of Common Stock outstanding during a period that are not anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used in determining the number of shares assumed to be purchased from the conversion of Common Stock equivalents.

Stock Based Compensation

Share-based payments to employees, including grants of employee stock options are recognized in the financial statements as compensation expense based upon the fair value on the date of grant. The Company's stock option compensation expense and related deferred tax benefit were $823 and $301, respectively, for the year ended December 31, 2012, $1,403 and $427, respectively, for the year ended December 31, 2011, and $1,275 and $259, respectively, for the year ended December 31, 2010.

Non-Controlling Interests

Effective January 1, 2009 we adopted ASC 810 "Consolidation", which establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the retained interest in a gain or loss when a subsidiary is deconsolidated. ASC 810 requires that a non-controlling interest, previously referred to as a minority interest, be reported as part of equity in the Consolidated Financial Statements and that losses be allocated to the non-controlling interest even when such allocation might result in a deficit balance, reducing the losses attributable to the controlling interest. Non-controlling interest reported in the Consolidated Statements of Operations and Consolidated Statements of Shareholders' Equity for the periods ended December 31, 2012 and 2011 represent the 24.08% and 24.12%, respectively of W.E.T.'s outstanding voting stock not acquired in share purchases.

Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (Continued)

At the first annual meeting of shareholders of W.E.T. following our acquisition, held on August 16, 2011, the shareholders of W.E.T. approved an arrangement by which Gentherm Europe will take management control of W.E.T. and will directly receive W.E.T.'s annual profits and absorb W.E.T.'s annual losses, subject to certain conditions and obligations of Gentherm Europe. Such an arrangement (a "Domination and Profit and Loss Transfer") is somewhat unique to German law and is subject to the terms and conditions applicable thereto under German law. Due to litigation filed in opposition to the Domination and Profit and Loss Transfer, registration of the Domination and Profit and Loss Transfer did not occur until February 22, 2013.

Under the Domination and Profit and Loss Transfer arrangement: (1) Gentherm Europe will absorb all annual losses incurred by W.E.T., (2) for as long as the Domination and Profit and Loss Transfer remains in effect, the minority shareholders of W.E.T. will be guaranteed a recurring, annual payment (the "Guaranteed Compensation") of EUR 3.71 per share, subject to statutory taxes and deductions, resulting in a net payment of EUR 3.17 per share, and (3) the minority shareholders of W.E.T. can elect to forego the Guaranteed Compensation and instead tender their shares to Gentherm Europe (the "Tender Option") for a one-time cash payment of EUR 44.95 per share provided that the Tender Option can only be exercised during the two month period after the registration of the Domination and Profit and Loss Transfer is completed, and further provided that Gentherm has agreed to increase this payment to EUR 85.00 per share in connection with the settlement of the litigation in opposition to the Domination and Profit and Loss Transfer. The Domination and Profit and Loss Transfer has an indefinite term, but can be terminated by Gentherm Europe or W.E.T. anytime after five years from the effective date.

For the period ended December 31, 2010, a 15% percent non-controlling interest in Gentherm's former subsidiary BSST, now Advanced Technology, was held by former BSST President and CEO Dr. Lon Bell.

Subsequent Events

On February 15, 2013, historical Gentherm acquired 442,253 shares in W.E.T., representing approximately 14% of the total outstanding shares in W.E.T., through a transaction agreement with W.E.T.'s largest minority shareholder. The Company paid 3,300,000 shares of Gentherm common stock and cash payments of €5,408, or $7,247, for these shares. We have since acquired an additional 300,651 shares in W.E.T., pushing our total ownership interest in W.E.T. to approximately 99%. These additional shares were purchased at a price €85 per share for a total of €25,556, or $34,245. Gentherm borrowed an additional $43,429 from the US Bank of America credit facility in connection with the purchase of these shares.

Note 3 — W.E.T. Acquisition

As described in Note 1, W.E.T develops, manufactures and distributes thermal comfort systems, interior equipment and specialized cable systems used in automobile seats and other automotive and electronic applications in the automotive industry.

On May 16, 2011, the Company completed the previously announced acquisition of W.E.T. through our wholly-owned subsidiary, Gentherm Europe. A total of 2,316,175 shares, representing 76.19 percent of the outstanding voting stock of W.E.T., were tendered to Gentherm in response to Gentherm's tender offer of €40 per share. An additional 2,903 shares were tendered at the same price on May 26, 2011 pursuant to an additional acceptance period of the tender offer bringing the total percentage acquired to 76.28. The total

Note 3 — W.E.T. Acquisition (Continued)

purchase price for the acquisition was €92,763, or $130,889, in cash plus the assumption of €36,322, or $51,570, in debt obligations less €12,372, or $17,457, in cash acquired. In August 2011, W.E.T. sold 16,305 of W.E.T. AG treasury shares to an independent third party buyer at a price of €50 per share, or approximately $67.97 per share.

On May 16, 2012, W.E.T. AG sold all 143,683 remaining treasury shares to existing shareholders, on a pro-rata basis, for €44.95 per share. Shares that were not purchased were offered to the other shareholders that exceeded their pro-rata allocation to purchase treasury shares. Gentherm purchased 110,325 W.E.T. AG treasury shares for approximately $6,400. During 2012, Gentherm acquired an additional 2,660 shares of W.E.T on the open market. As of December 31, 2012, Gentherm's total percentage ownership in W.E.T. AG was 76 percent.

Prior to the acquisition, Gentherm and W.E.T. were engaged in lawsuits concerning intellectual property. These lawsuits were settled upon consummation of the acquisition. No gain or loss for the lawsuit was recorded in conjunction with the W.E.T. acquisition.

Goodwill

We recorded goodwill from the acquisition of W.E.T. Automotive Systems AG. It is estimated that none of the goodwill recognized will be deductible for income tax purposes. A roll forward of goodwill from the acquisition date May 16, 2011 to December 31, 2012 is as follows:

May 16, 2011	$24,922
Purchase price allocation adjustment	1,506
Exchange rate impact	(2,183)
December 31, 2011	$24,245
Exchange rate impact	(484)
December 31, 2012	$24,729

Note 3 — W.E.T. Acquisition (Continued)

Purchase Price Allocation

The purchase price of approximately $130,889, net of cash acquired of $17,457, has been allocated to the values of assets acquired and liabilities assumed as of May 16, 2011. The allocation is as follows:

Accounts receivable	$ 57,470
Inventory	38,560
Derivative financial instruments	5,862
Deferred income tax assets	20,523
Assets held for sale	10,462
Order backlog	3,073
Prepaid expenses and other assets	8,870
Property and equipment	37,520
Customer relationships	82,823
Technology	23,092
Product development costs	17,859
Goodwill	26,428
Other non-current assets	1,524
Assumed liabilities	(122,942)
Non-controlling interest	(46,122)
Assumed debt obligations	(51,570)
Net assets acquired	113,432
Cash acquired	17,457
Purchase price	$ 130,889

The gross contractual amount due of accounts receivable is $59,438 of which $1,968 is expected to be uncollectible.

Note 4 — Details of Certain Financial Statement Components

	December 31, 2012	December 31, 2011
Inventory:		
Raw materials, net of reserve	$ 28,279	$ 29,073
Work in process, net of reserve	2,461	2,497
Finished goods, net of reserve	23,016	14,774
	$ 53,756	$ 46,344
Property and equipment:		
Buildings, plant and equipment	$ 49,259	$ 39,408
Automobiles	398	347
Production tooling	8,393	6,050
Leasehold improvements	3,390	2,658
Computer equipment and software	11,293	8,849
Construction in progress	6,909	1,350
	79,642	58,662
Less: Accumulated depreciation*	(24,632)	(13,868)
	$ 55,010	$ 44,794
Other intangible assets:		
Customer relationships	$ 77,499	$ 75,980
Order backlog	—	2,819
Technology	30,283	22,807
Product development costs	16,663	16,337
	$124,445	$117,943
Less: Accumulated amortization	(28,575)	(14,137)
	$ 95,870	$103,806
Accrued liabilities:		
Tax accruals	$ 8,309	$ 8,843
Accrued warranty	8,588	8,487
Accrued employee liabilities	11,183	7,991
Liabilities from discounts and rebates	3,977	7,392
Other accrued liabilities	22,100	13,580
	$ 54,157	$ 46,293

* Includes accumulated amortization of capital lease obligations.

Note 5 — Income Taxes

The deferred tax assets and deferred tax liabilities and related valuation allowance were comprised of the following:

	December 31,	
	2012	2011
Deferred tax assets:		
Derivative financial instruments	$ 5,765	$ 6,350
Net operating losses	2,929	7,786
Research and development credits	2,916	6,346
Depreciation	2,251	1,951
Valuation reserves and accrued liabilities	3,062	2,305
Foreign tax credit	1,775	—
Stock compensation	1,316	1,021
Inventory	723	438
Patents	654	715
Defined benefit obligation	585	410
Other credits	429	890
Capital lease obligations	370	993
Other	288	926
	23,063	30,131
Valuation allowance	(2,199)	(3,702)
Deferred tax liabilities:		
Intangible assets	(18,948)	(23,680)
Unrealized foreign currency exchange gains	(2,069)	(2,165)
Undistributed profits of subsidiary	(359)	(518)
Accounts receivable	(4)	(335)
Property and equipment	(220)	(202)
Other	(725)	(547)
	(22,325)	(27,447)
Net deferred tax asset (liability)	$ (1,461)	$ (1,018)

Note 5 — Income Taxes (Continued)

Reconciliations between the statutory Federal income tax rate of 34% and the effective rate of income tax expense for each of the three years in the period ended December 31, 2012 are as follows:

	Year Ended December 31,		
	2012	2011	2010
Statutory Federal income tax rate	34.0%	34.0%	34.0%
Increase (Decrease) resulting from:			
U.S. Taxes on foreign income, net of taxes paid credit	4.5%	—	—
NOL's recognized upon change in tax law	(2.9%)	—	—
Domestic and foreign state and local tax, net of federal benefit	3.7%	7.2%	2.7%
Nondeductible expenses	1.6%	2.8%	0.7%
Nondeductible acquisition transaction expenses	—	5.0%	—
Withholding taxes	—	1.7%	—
Nondeductible stock option compensation	—	0.5%	2.5%
Research and development credits	(5.3%)	(6.9%)	(3.6%)
Effect of different tax rates of foreign jurisdictions	(10.5%)	(3.2%)	—
Nontaxable derivative gains	—	(5.2%)	—
Other tax exempt income	(0.5%)	(8.5%)	—
Reverse valuation allowance on Federal NOLs	—	—	(13.5%)
Other	1.0%	2.0%	—
Effective rate	25.6%	29.4%	22.8%

The Company has Net Operating Loss ("NOL") carryforwards as follows:

Jurisdiction	Amount as of December 31, 2012	Years of Expiration
U.S. Federal income tax	$10,165	2012 - 2023
State income taxes	$ 4,002	2014 - 2016

All of the U.S. Federal NOLs were incurred prior to the June 8, 1999 Preferred Financing, which qualified as a change in ownership under Section 382 of the Internal Revenue Code ("IRC"). Due to this change in ownership, the NOL accumulated prior to the change in control can only be utilized against current earnings up to a maximum annual limitation of approximately $591. As a result of the annual limitation, approximately, $6,025 remaining of these carryforwards are expected to expire before ultimately becoming available to reduce future tax liabilities in addition to $13,324 in NOL's generated prior to the change in control which have already expired without being utilized. Consequently, the related valuation allowance decreased by $1,503 during 2012. During 2010, we completed a study related to the 1999 change in control limitation amount and determined that an additional $4,044 NOL's subject to the limitation were utilizable during 2010. We reversed the portion of the valuation allowance related to this adjustment totaling $1,375. A second change in control took place on September 22, 2006 when an accumulation of trades of the Company's Common Stock by certain of the Company's large shareholders exceeded a three year cumulative amount of 50% of the Company's total Common Stock outstanding. The resulting annual change in control limitation of approximately $8,135 did not have an impact on the utilization of the amounts of the NOLs subject to this limitation.

Since our NOLs offset our current federal tax liability, we do not recognize for book purposes deductions allowed for stock option exercises in excess of that recorded for book purposes. As such, our deferred tax asset for

Note 5 — Income Taxes (Continued)

book purposes related to NOLs is less than the actual NOL available. During 2011, our taxable income exceeded the remaining amount of NOLs recorded for book purposes representing a benefit attributable to deductions taken for tax purposes on stock option exercises. We recorded this benefit which totaled $171 and $3,275 for 2012 and 2011, respectively, directly to paid-in capital.

The earning before for income taxes and our tax provision are comprised of the following:

	Year Ended December 31,		
	2012	2011	2010
Income before income taxes:			
Domestic	$ 3,735	$12,223	$10,823
Foreign	28,937	3,646	585
Total income before income taxes	$32,672	$15,869	$11,408

	Year Ended December 31,		
	2012	2011	2010
Current income tax expense:			
Federal	$ 511	$ 213	$ 298
State and local	(311)	(242)	638
Foreign	7,362	5,294	110
Total current income tax expense	$ 7,562	$ 5,265	$1,046
Deferred income tax expense (benefit):			
Federal	$ 1,834	$ 2,378	$1,847
State and local	348	182	(284)
Foreign	(1,393)	(3,159)	—
Total deferred income tax expense	$ 789	$ (599)	$1,563
Total tax expense	$ 8,351	$ 4,666	$2,609

The Company's earnings outside the US are permanently reinvested. With respect to the German operations all amounts are permanently reinvested other than the earnings of certain jurisdictions for which deferred income taxes have been provided. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested basis differences is not practicable.

The American Taxpayer Relief Act of 2012 ("the Act") was signed into law on January 2, 2013. The Act retroactively restored the research and development credit and certain exemptions under the foreign income tax rules. Because a change in tax law is accounted for in the period of enactment, the retroactive effect of the Act on the Company's U.S. federal taxes for 2012, a benefit of approximately $1.3 million will be recognized in 2013.

The Company is subject to U.S. federal income tax as well as income tax in multiple foreign and state jurisdictions. During 2010, the Internal Revenue Service ("IRS") completed a review of our 2007 and 2008 Federal Income Tax Returns. Our 2010 and 2011 Federal tax returns are currently under audit. No state tax returns are currently under examination.

Note 5 — Income Taxes (Continued)

The reconciliation of the beginning and ending amount of unrecognized tax benefits that would favorably affect the effective income tax rate in the future periods is as follows:

	Year Ended December 31,	
	2012	2011
Balance at beginning of year	$1,678	$ 500
Additions based on tax position related to current year	67	63
Additions based on tax positions related to prior year	413	—
Amount acquired with W.E.T Acquisition	—	1,216
Effect of foreign currency translation	33	(101)
Balance at end of year	$2,191	$1,678

Note 6 — Debt

On March 30, 2011, we and our subsidiary, Gentherm Europe, entered into a credit agreement with a syndicate of banks led by Bank of America (the "US Bank of America credit facility") and W.E.T. and W.E.T. Automotive Systems Ltd., a Canadian corporation wholly owned by W.E.T., entered into a credit facility with the same syndicate of banks (the "W.E.T. Bank of America credit facility"). We cancelled our then existing credit facility with Comerica Bank. The W.E.T. Term Note proceeds were used to repay then existing W.E.T. senior indebtedness.

The US Bank of America credit facility provided two term notes (referred to as the "US Term Note and Europe Term Note") and a revolving line of credit note ("US Revolving Note"). The W.E.T. Bank of America credit facility provided W.E.T. with a term note ("W.E.T. Term Note") and a revolving line of credit note ("W.E.T. Revolving Note").

On March 30, 2012, the Company entered into the fourth amendment to the US Bank of America credit facility. This amendment removed the requirement that previously obligated Gentherm to make prepayments on its outstanding indebtedness equal to the net proceeds received from the sale of Gentherm common stock in excess of the future obligations owed to the holders of Gentherm's Series C Convertible Preferred Stock. This amendment permits Gentherm to retain any such excess amounts for general corporate purposes.

On May 16, 2012, W.E.T. sold all remaining shares of its treasury stock to current shareholders. In accordance with the terms of the W.E.T. Bank of America credit facility, net proceeds from the sale of treasury shares, including approximately $6,353 paid by historical Gentherm, were used to pay down the outstanding indebtedness on the W.E.T. term note. W.E.T. made a payment of $8,237 on the euro denominated tranche of the W.E.T. term note.

On December 17, 2012, Gentherm, Gentherm Europe, W.E.T. and the syndicate of banks led by Bank of America entered into amendments of the US Bank of America the W.E.T. Bank of America credit facilities. The US Bank of America credit facility amendment extended both the availability period for draws and the start of the repayment period under the Europe Term Note from January 1, 2013 to June 30, 2014, as well as increased the amount available under the US Revolving Note from $25,000 to $30,000. The W.E.T. Bank of America credit facility amendment increased the amount available under the W.E.T. Revolving Note from €10,000 to €20,000.

Note 6 — Debt (Continued)

The US Term Note and Europe Term Note are subject to quarterly principal payments, with total principal amortization of 10% of the original principal amount in the first year and amortization of 12.5%, 15%, 17.5% and 10% of the original principal amount during years two, three, four and five, respectively with all remaining amounts owing under each term facility due and payable in full at the term loan maturity date. The W.E.T. Term Note is subject to quarterly principal payments totaling 20% annually. With the exception of the Europe Term Note, whose availability period for draws has been extended by 18 months, principal outstanding under the US Term Note and US Revolving Note and W.E.T. Bank of America credit facility will be due and payable in full on March 30, 2016. The Europe Term Note will be due and paid in full on September 30, 2018. Interest is payable at least quarterly. The Company has the option to elect interest rates based on either a Eurocurrency (LIBOR or EUIBOR) rate ("Eurocurrency Rate Loans") (0.20% – 0.40% at December 31, 2012) or a base rate ("Base Rate Loans") plus a margin ("Applicable Rate"), which varies based on the Consolidated Leverage Ratio of the Company, as defined by the US and W.E.T. Bank of America credit agreements. The base rate is equal to the highest of the Federal Funds Rate (0.09% at December 31, 2012) plus 0.5%, Bank of America's prime rate (3.25% at December 31, 2012), or a one month Eurocurrency rate plus 1.0%. The Applicable Rate for the current period was 1.75% for Eurocurrency Rate Loans and 0.75% for Base Rate Loans.

No amounts were outstanding under either the US Revolving Note or the W.E.T. Revolving Note as of December 31, 2012 and $29,550 and €20,000 were available under each note, respectively. Gentherm also has an outstanding Letter of Credit of $450,000 as of December 31, 2012.

On September 11, 2012, we borrowed ¥20,000, or $3,159, from Bank of China to fund a plant expansion project in China. The Bank of China loan is due in lump sum on September 10, 2013 with interest calculated at a fixed rate of 6.9%.

The Company must maintain certain financial ratios including a minimum Consolidated Fixed Charge Coverage Ratio and a maximum Leverage Ratio as defined by the Bank of America credit agreement. The loans are secured by all of the Company's assets.

As of December 31, 2012, we were in compliance with all terms as outlined in the credit agreement for each of the US Bank of America credit facility, the W.E.T. Bank of America credit facility and the Bank of China loan.

The following table summarizes the Company's debt at December 31, 2012.

	Interest Rate	Principal Balance
US Term Note	2.06%	$ 29,312
Europe Term Note	1.8%	4,476
W.E.T. Term Note	2.0%	18,852
Bank of China	6.9%	3,172
Capital Leases	5.5%	1,140
Total debt		56,952
Current portion		(17,218)
Long-term debt, less current maturities		$ 39,734

Note 6 — Debt (Continued)

The following table summarizes the Company's debt at December 31, 2011.

	Interest Rate	Principal Balance
US Term Note	3.58%	$ 33,250
Europe Term Note	4.32%	4,389
W.E.T. Term Note	4.09%	34,903
Capital Leases	5.5%	3,705
Total debt		76,247
Current portion		(14,570)
Long-term debt, less current maturities		$ 61,677

The scheduled principal maturities of our debt as of December 31, 2012 are as follows:

Year	US Term Note	Europe Term Note	W.E.T. Term Note	Bank of China	Capital Leases	Total
2013	$ 4,812	$ —	$ 8,094	$3,172	$1,140	$17,218
2014	5,687	542	6,538	—	—	12,767
2015	6,563	558	2,813	—	—	9,934
2016	12,250	3,376	1,407	—	—	17,033
Total	$29,312	$4,476	$18,852	$3,172	$1,140	$56,952

W.E.T. has a capital lease agreement with SAP for an enterprise resource planning system. The term of the lease runs until May of 2013.

Note 7 — Series C Convertible Preferred Stock

On March 31, 2011, we issued 7,000 shares of our Series C Convertible Preferred Stock (each a "Preferred Share" and, collectively, the "Preferred Shares") having an initial stated value of $10,000 per Preferred Share, subject to adjustment. We received approximately $64,013 in net proceeds from the sale, after deducting placement agent fees and other offering expenses which totaled $5,987. We used the net proceeds from this offering to fund, in part, the W.E.T. acquisition.

If the W.E.T. acquisition had not been completed prior to July 1, 2011, we would have redeemed all of the Series C Convertible Preferred Stock then outstanding, at a redemption price equal to 102.5% ("No Acquisition Redemption Premium") of the aggregate stated value of the Series C Convertible Preferred Stock, plus accumulated and unpaid dividends up to, but not including, the redemption date. We would have also then issued certain warrants ("No Acquisition Warrants"). The No Acquisition Redemption Premium and No Acquisition Warrants represent embedded liability derivatives and have been bifurcated for recording purposes. The estimated fair value recorded of the No Acquisition Redemption Premium and the No Acquisition Warrants as of the March 30, 2011 issue date were $700 and $1,910, respectively. Since the W.E.T. acquisition was completed by July 1, 2011, the No Acquisition Redemption Premium expired and the No Acquisition Warrants will not be issued and therefore the fair value was equal to zero at June 30, 2011.

Note 7 — Series C Convertible Preferred Stock (Continued)

The liquidation preference with respect to each share of Series C Convertible Preferred Stock is the greater of (i) the sum of the stated value, accrued and unpaid dividends and the amount of all future dividends through the maturity date that would have been received in the absence of liquidation; and (ii) an amount that a holder would have received in liquidation had the Series C Convertible Preferred Stock been converted immediately prior to the event of liquidation.

Holders of the Series C Convertible Preferred Stock are entitled to receive, out of funds legally available therefore, dividends payable in cash (if permitted under the US Bank of America credit facility), our Common Stock (if certain equity conditions are satisfied or waived as of the applicable date), or any combination thereof, at the election of the Company, at the rate of 8% per annum of the stated value, payable quarterly in arrears on September 1, December 1, March 1 and June 1 of each year, commencing September 1, 2011. Dividends on our Series C Convertible Preferred Stock are cumulative from the date of initial issuance.

The Series C Convertible Preferred Stock is to be redeemed in nine equal quarterly installments beginning on September 1, 2011 and ending on September 1, 2013 (each, an "Amortization Date") by paying cash, issuing shares of our Common Stock or any combination thereof for $10,000 per Preferred Share plus accumulated and unpaid dividends. Total Series C Convertible Preferred Stock installments made during the twelve month period ended December 31, 2012 is as follows:

	Installment Payment	Cash	Stock ($)	Stock (shares)
Dividend	$ 3,431	$ 2,400	$ 1,031	80,169
Principal	31,120	23,340	7,780	600,309
Total	$34,551	$25,740	$ 8,811	680,478

Total Series C Convertible Preferred Stock installments made during the twelve month period ended December 31, 2011 is as follows:

	Installment Payment	Cash	Stock ($)	Stock (shares)
Dividend	$ 3,604	$ 1,362	$ 2,242	193,838
Principal	15,560	7,780	7,780	672,593
Total	$19,164	$ 9,142	$10,022	866,431

We may, at our option, elect to pay the quarterly amortization amount on each Amortization Date if certain conditions are satisfied or waived as of the relevant notice date through the relevant Amortization Date, in shares of common stock, in cash (if permitted under the Bank of America credit facility), or in any combination of shares and cash. To the extent that we pay all or any portion of a quarterly amortization amount in shares of common stock, if the equity conditions are satisfied or waived as of the applicable notice date through the applicable Amortization Date, we will deliver on the applicable Amortization Date a number of shares of common stock equal to (i) the applicable quarterly installment amount being paid in shares of common stock divided by the lower of (A) the conversion price for the Series C Convertible Preferred Stock and (B) the Market Price (as defined below) determined as of the applicable Amortization Date less (ii) any Pre-Installment Shares (as defined below) with respect to such installment. If we pay all or any portion of a quarterly amortization

Note 7 — Series C Convertible Preferred Stock (Continued)

amount in shares of common stock, we will be required to deliver a number of shares of common stock to the holders of the Series C Convertible Preferred Stock twenty three (23) trading days prior to the applicable Amortization Date equal to the portion of applicable quarterly amortization amount determined by us to be paid in shares of common stock divided by the lower of (A) the conversion price for the Series C Convertible Preferred Stock and (B) the Market Price determined as of the trading day prior to such date (such shares "Pre-Installment Shares").

The "Market Price" means a ten percent (10%) discount to the arithmetic average of the lowest fifteen (15) volume weighted average prices of the common stock during the twenty (20) consecutive trading day period ending two (2) trading days prior to each applicable date of determination.

Holders of the Series C Convertible Preferred Stock may convert their shares at any time into shares of common stock at a conversion price of $15.83, including the conversion of accrued but unpaid dividends per Preferred Share then remaining into shares of common stock, and in addition will be entitled to a make-whole amount that would apply in a conversion (reflecting dividends that would have been payable through maturity if the Series C Convertible Preferred Stock had remained outstanding); provided, however, that under certain conditions where our Bank of America credit facility prohibits payment of the make-whole amount, we will only be obligated to pay such make-whole amount at the time such amount, or portion thereof, would have been due to be paid as a dividend as if the Series C Convertible Preferred Stock at issue had not been converted.

The Series C Convertible Preferred Stock is subject to mandatory redemption at the election of a holder upon the occurrence of certain triggering events as defined in our articles of incorporation. The redemption price per Preferred Share in these circumstances would be the greater of (i) 125% of the stated value plus accrued dividends, and (ii) the conversion rate then in effect (which rate reflects the number of shares of common stock into which each share of the holder's Series C Convertible Preferred Stock may be converted) multiplied by the highest closing sale price of our common stock during the period beginning immediately prior to the triggering event and ending on the date the holder delivers a notice of redemption, plus in each case the additional make-whole amount that would apply in a conversion (reflecting dividends that would have been payable through maturity if the Preferred Shares had remained outstanding).

Holders of Series C Convertible Preferred Stock do not have any voting rights except as specifically provided in our articles of incorporation or as otherwise required by law.

With respect to dividend rights and rights upon liquidation, winding up or dissolution, our Series C Convertible Preferred Stock will be:

- junior to all of our existing and future indebtedness;
- junior to each other class or series of our capital stock other than (i) our common stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to the Preferred Shares and (ii) any other class or series of our capital stock, the terms of which provide that such class or series will rank on parity with the Preferred Shares;
- on parity with any class or series of our capital stock the terms of which provide that such class or series will rank on parity with the Preferred Shares;
- senior to our common stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to the Preferred Shares; and

Note 7 — Series C Convertible Preferred Stock (Continued)

- effectively junior to all of our subsidiaries' (i) existing and future liabilities and (ii) capital stock held by others.

Pursuant to the terms of the Series C Convertible Preferred Stock, we will not, without the prior written consent of holders of the Series C Convertible Preferred Stock, incur indebtedness in excess of (i) $150 million (with any amount thereunder in Euro converted to U.S. Dollars at the exchange rate on the date of initial issuance of the Preferred Shares) under the Bank of America credit facility and (ii) the aggregate amount of additional indebtedness permitted under the Bank of America credit facility.

The following table summarizes the Series C Preferred Stock activity during the two year period ended December 31, 2012:

	Shares	Amount
Series C Preferred Stock issued March 31, 2011	7,000	$ 61,403
Preferred stock principal paid in cash	(778)	(7,780)
Preferred stock principal paid in common stock	(778)	(7,780)
Preferred stock accretion of fees and embedded derivative	—	4,255
Balance at December 31, 2011	5,444	$ 50,098
Preferred stock principal paid in cash	(2,334)	(23,340)
Preferred stock principal paid in common stock	(778)	(7,780)
Preferred stock accretion of fees and embedded derivative	—	3,491
Balance at December 31, 2012	2,332	$ 22,469

Note 8 — Accounting for Stock Based Compensation

On May 10, 2012, the shareholders of the Company approved to amend the Gentherm Incorporated 2011 Equity Incentive Plan (the "2011 Plan") to authorize an additional 2,000,000 shares of common stock to be available for issuance under this plan. The 2011 Plan permits the granting of various awards including stock options (including both nonqualified options and incentive options), stock appreciation rights, restricted stock and restricted stock units, performance shares and certain other awards to key employees, outside directors and consultants and advisors of the Company. In addition to the 2011 Plan, the Company issued options under the Amended and Restated 2006 Stock Incentive Plan (the "2006 Plan"), the Amended and Restated 1997 Stock Incentive Plan (the "1997 Plan") and the 1993 Stock Option Plan (the "1993 Plan" and, together with the 2011 Plan, the 2006 Plan and the 1997 Plan, the "Plans"). As of December 31, 2012 the Company had an aggregate of 2,304,000 shares of common stock available to issue under the 2011 Plan, 8,578 shares of common stock available to issue under the 2006 Plan and no shares available to issue under the 1993 Plan or the 1997 Plan.

The 2006 Plan expires in May 2016. The 1997 plan and the 1993 Plan each expired in April 2007 and April 2003, respectively; however, certain options issued under such plans have not expired. The Plans are administered by the Board of Directors. The selection of participants, allotment of shares, determination of price and other conditions are determined by the Board of Directors at its sole discretion, in order to attract and retain personnel instrumental to the success of the Company. Stock options granted under the Plans have lives for a period of up to ten years from the date of grant at an exercise price which is not less than the fair market value of the Common Stock on the date of the grant.

Note 8 — Accounting for Stock Based Compensation (Continued)

Options are generally granted with various vesting periods generally ranging between three to five years for employees and one year for directors. Option vesting may be accelerated at the discretion of the Board of Directors.

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. This model incorporates certain assumptions for inputs including a risk-free interest rate, expected dividend yield of the underlying common stock, expected option life and expected volatility in the market value of the underlying common stock. The following assumptions were used for options issued in the following periods:

	2012	2011	2010
Expected volatility	47%	49 - 55%	48%
Weighted average expected volatility	47%	55%	48%
Expected lives	3 yrs.	3 - 5 yrs.	5 yrs.
Risk-free interest rate	0.43%	0.37 - 0.94%	2.69%
Expected dividend yield	none	none	none

Expected volatilities are based on the historical volatility of the Company's common stock and that of an index of companies in our industry group. Since the Company has little historical data to help evaluate the expected lives of options, we considered several other factors in developing this assumption including the average holding period of outstanding options, their remaining terms and the cycle of our long range business plan. The risk-free interest rate is based upon quoted market yields for United States Treasury debt securities. The expected dividend yield is based upon the Company's history of having never issued a dividend and management's current expectation of future action surrounding dividends. Based on our historical experience, we do not expect any of the options granted to be forfeited.

GENTHERM INCORPORATED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8 — Accounting for Stock Based Compensation (Continued)

The following table summarizes stock option activity during the three year period ended December 31, 2012:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2009	2,508,828	$ 5.71		
Granted	198,343	9.29		
Exercised	(548,331)	4.46		
Forfeited	(26,334)	9.26		
Outstanding at December 31, 2010	2,132,506	$ 6.34	7.06	$ 8,444
Granted	609,642	12.31		
Exercised	(571,964)	5.88		
Forfeited	(6,359)	5.66		
Outstanding at December 31, 2011	2,163,825	$ 8.12	6.74	$15,408
Granted	160,000	12.88		
Exercised	(176,896)	4.46		
Forfeited	(17,000)	4.05		
Outstanding at December 31, 2012	2,129,929	$ 8.82	6.99	$ 5,640
Exercisable at December 31, 2010	1,257,858	$ 7.20	6.20	$ 3,902
Exercisable at December 31, 2011	1,222,959	$ 7.23	6.07	$ 9,831
Exercisable at December 31, 2012	1,520,720	$ 7.57	6.20	$ 5,966

The weighted-average grant-date fair value of options granted during the year ended December 31, 2012, 2011 and 2010 was $4.13, $4.78 and $4.30, respectively. The total intrinsic value of options exercised during the year ended December 31, 2012, 2011 and 2010 was $1,663, $4,876 and $3,404, respectively.

Total unrecognized compensation cost related to nonvested options and restricted stock outstanding under all of the Company's option plans was $3,690 and $4,319 as of December 31, 2012 and 2011, respectively. That cost is expected to be recognized over a weighted average period of two years. Compensation expense for the year ended December 31, 2012, 2011 and 2010 was $823, $1,403 and $1,275, respectively.

On a cumulative basis, options exercised under all of the Company's option plans have had intrinsic value on the date of exercise in excess of their estimated fair value of approximately $11,583.

Note 9 — Earnings per share

The Company's diluted earnings per share give effect to all potential common shares outstanding during a period that do not have an anti-dilutive impact to the calculation. In computing the diluted earnings per share, the treasury stock method is used in determining the number of shares assumed to be purchased from the conversion of Common Stock equivalents. The following summarizes the shares included in the dilutive shares as disclosed in the statements of operations:

	Year ended December 31,		
	2012	2011	2010
Weighted average number of shares for calculation of basic EPS — Common Stock	28,352,864	22,605,518	21,716,775
Stock options under Plans	509,599	849,104	779,472
Weighted average number of shares for calculation of diluted EPS — Common Stock	28,862,463	23,454,622	22,496,247

The accompanying table represents Common Stock issuable upon the exercise of certain stock options and Series C Convertible Preferred Stock that have been excluded from the diluted earnings calculation because the effect of their inclusion would be anti-dilutive.

	Year ended December 31,		
	2012	2011	2010
Stock options outstanding for the 1993, 1997, 2006 and 2011 Stock Options Plans	149,000	84,000	155,826
Series C Convertible Preferred Stock	1,531,891	3,714,518	—
	1,680,891	3,798,518	155,826

Note 10 — Licenses

In 1992, the Company obtained the worldwide license to manufacture and sell technology for a CCS product to individual automotive OEMs. Under the terms of the license agreement, royalties are payable based on cumulative net sales and do not require minimum payments.

On November 9, 2012, Gentherm entered into an agreement to accelerate the royalty obligations under the original license agreement, which would otherwise have ended May, 2014. Gentherm made the first payment of $816 within ten days following execution the agreement and a second payment of approximately $1,611 is to be made on or about May 1, 2013. As of December 31, 2012, the remaining liability is included within accrued liabilities on our consolidated balance sheet.

The Company has recorded royalty expense under this license agreement of $3,079, $1,698 and $1,631 in 2012, 2011 and 2010, respectively. These royalties are recorded as cost of sales.

Note 11 — Commitments and contingencies

The Company leases its corporate offices in Farmington Hills, Michigan. The lease agreement, amended December 30, 2011, expires on December 31, 2019. The Company records rent expense on a straight-line basis equal to the average rent payment during the term of the lease. The lease agreement includes two planned space expansions, the first occurred in the first quarter of 2012 and the second will occur during the second quarter of 2013.

The Company leases a materials research facility in Azusa, California for use in the advanced TED material program. During 2012, Gentherm exercised an option to extend the Azusa building lease by an additional thirty six month period commencing on the expiration of the original lease term, September 30, 2012.

The Company leases a technical research facility in Irwindale, California. The Irwindale lease agreement expires on September 30, 2013.

The Company entered into a new lease agreement for a technical research facility in Azusa, California commencing July 1, 2012 and is scheduled to end July 31, 2017. The purpose for leasing this facility, which is less than half the size of the existing Irwindale facility, is to consolidate research and development activities expected remain in California into a smaller, more efficient space.

W.E.T. maintains a global operational structure with manufacturing sites close to its key customers. W.E.T. leases four facilities in North America, a customer service and research center located in Windsor, Canada that expires on February 14, 2020, a warehouse facility located in Del Rio, Texas that expires on June 15, 2015, and two production sites located in Acuña, Mexico that expire on June 30, 2015 and December 30, 2022. In Asia, W.E.T. leases a warehouse in Ulsan, South Korea that expires on October 31, 2013, a customer service center in Shanghai, China that expires on October 31, 2015 and a newly leased manufacturing facility in Shen Zhen, China that expires on July 19, 2017. W.E.T. also leases a small office in Ta'Xbiex, Malta that expires on March 31 2013 for corporate shared service activities.

The Company also leases certain equipment, such as copy machines, and automobiles under operating leases which expire at various times over the next five years.

Rent expense under all of the Company's operating leases was $5,996, $3,243 and $1,300 for 2012, 2011 and 2010, respectively.

The schedule of future minimum lease payments under all operating leases is as follows:

Year	
2013	$ 6,309
2014	3,970
2015	3,282
2016	2,840
2017	1,673
2018 or later	2,234
Total	$20,308

Note 11 — Commitments and contingencies (Continued)

As discussed in Note 2, W.E.T. purchased the rights and ownership of certain intellectual property from Johnson Controls for $7,000. W.E.T. is required to make nine quarterly installment payments to Johnson Controls beginning September 30, 2012. W.E.T. expects to make the following payments to Johnson Controls over the next two years:

Year	
2013	$1,627
2014	1,298
Total	$2,925

As of December 31, 2012, installment payments expected to be made next year are included in accrued liabilities and payments expected to be made in 2014 are included in other liabilities.

We are subject to litigation from time to time in the ordinary course of our business, however there is no current material pending litigation to which we are a party and no material legal proceeding was terminated, settled or otherwise resolved during the fiscal year ended December 31, 2012, other than the litigation related to the Domination and Profit and Loss Transfer described in Note 3.

Note 12 — Shareholder Rights Plan

The Company's Board of Directors has the authority to issue up to 4,991,000 shares of Preferred Stock and to determine the price, rights (including conversion rights), preferences and privileges of those shares without any further vote or action by the shareholders. Consistent with this authority, in January, 2009 our Board adopted a Shareholder Rights Plan (the "Rights Plan") in which one purchase right was distributed as a dividend on each share of common stock held of record as of the close of business on February 10, 2009 (the "Rights"). If exercisable, each Right will entitle its holder to purchase from the Company one one-thousandth of a share of a newly created Series B Preferred Stock of the Company for $20.00 (the "Purchase Price"). The Rights will become exercisable if any person or group becomes the beneficial owner of 15% or more of the Company's common stock or has commenced a tender or exchange offer which, if consummated, would result in any person or group becoming the beneficial owner of 15% or more of the Company's common stock. If any person or group becomes the beneficial owner of 15% or more of the Company's common stock, each right will entitle its holder, other than the acquiring person, to purchase a number of shares of the Company's or the acquiror's common stock having a value of twice the Purchase Price. The Rights are deemed attached to the certificates representing outstanding shares of common stock.

Note 13 — Segment Reporting

Segment information is used by management for making operating decisions and assessing the performance of the Company. Essentially, management evaluates the performance of its segments based primarily on operating income. Such accounting policies are the same as those described in Note 2.

The Company's reportable segments are as follows:

- *Climate Control Seats (CCS)* — variable temperature seat climate control system designed to improve the temperature comfort of automobile passengers produced by historical Gentherm. This segment also includes the heated and cooled cup holder and heated and cooled mattress divisions to which results individually are not currently significant.

Note 13 — Segment Reporting (Continued)

- *Advanced Technology (formerly BSST)* — a division engaged in research and development efforts to improve the efficiency of thermoelectric devices and to develop, market and distribute products based on this technology.
- *W.E.T.* — The W.E.T. acquisition is being evaluated currently as an individual segment until such time as Gentherm is able to fully evaluate and implement its future integration plans and strategy.

The tables below present segment information about the reported product revenues and operating income of the Company for years ended December 31, 2012, 2011 and 2010. Asset information by segment is not reported since the Company does not manage assets at a segment level at this time.

	CCS	Advanced Technology	W.E.T.	Reconciling Items	Consolidated Total
2012:					
Product revenues	$132,265	$ —	$422,714	$ —	$554,979
Depreciation and amortization	1,215	478	27,747	1,187	30,627
Operating income (loss)	11,479	(6,571)	50,980	(19,830)	36,058
2011:					
Product revenues	$131,732	$ 608	$237,248	$ —	$369,588
Depreciation and amortization	1,032	560	20,900	790	23,282
Operating income (loss)	33,025	(6,872)	10,866	(19,211)	17,808
2010:					
Product revenues	$111,669	$ 734	$ —	$ —	$112,403
Depreciation and amortization	514	524	—	260	1,298
Operating income (loss)	28,817	(6,505)	—	(10,955)	11,357

The Advanced Technology operating loss is net of reimbursement for developmental expense of $2,239, $932 and $2,269 for the years ended 2012, 2011 and 2010, respectively. Reconciling items include selling, general and administrative costs of $19,830, $13,895 and $10,955, respectively, for years ended December 31, 2012, 2011 and 2010 and costs associated with the acquisition of W.E.T. of $5,316 for the year ended December 31, 2011.

Revenue (based on shipment destination) by geographic area is as follows:

	2012	%	2011	%	2010	%
United States	$233,737	42%	$134,010	36%	$ 41,907	37%
Germany	67,132	12%	40,833	11%	705	1%
China	55,674	10%	31,193	9%	1,178	1%
Korea	42,878	8%	37,913	10%	18,691	16%
Japan	35,279	6%	25,295	7%	21,058	19%
Canada	17,582	3%	12,305	3%	4,246	4%
Czech Republic	15,361	3%	11,722	3%	—	— %
Mexico	14,988	3%	21,529	6%	15,970	14%
United Kingdom	13,194	2%	10,686	3%	8,595	8%
Other	59,154	11%	44,102	12%	53	— %
Total Foreign	321,242	58%	235,578	64%	70,496	63%
	$554,979	100%	$369,588	100%	$112,403	100%

Note 13 — Segment Reporting (Continued)

In 2012, two domestic (Johnson Controls and Lear) and one foreign (Bosch) represented 22%, 18% and 10%, respectively, of the Company's total revenues. In 2011, two domestic (Johnson Controls and Lear) and one foreign (Bosch) represented 20%, 20% and 9%, respectively, of the Company's total revenues. In 2010, three domestic customers (Lear, Bridgewater and Johnson Controls) represented 34%, 15% and 13%, respectively, of the Company's product revenues.

Note 14 — Executive Nonqualified Defined Benefit Plan

On August 8, 2008 the Company established The Executive Nonqualified Defined Benefit Plan of Gentherm Incorporated (the "Plan"), an unfunded executive pension plan, with an effective date of April 1, 2008. Daniel Coker, the Company's President and Chief Executive Officer, is expected to be the only participant in the Plan which will, if fully vested, provide for fifteen annual retirement benefit payments of $300,000 each beginning January 1, 2018. Mr. Coker will become entitled to receive such retirement benefit payments, or a portion thereof, through his continuous service to the Company as follows: Mr. Coker will become proportionally vested in the benefit over a six year period starting on April 1, 2011.

The Company records a projected benefit obligation representing the present value of future plan benefits when earned by the participant. The following table sets forth the benefit obligation, amounts recognized in the Company's financial statements and the principal assumptions used:

	2012	2011	2010
Change in projected benefit obligation:			
Benefit obligation at beginning of year	$1,142	$ 688	$377
Service cost	317	263	228
Interest cost	45	36	23
Actuarial loss	129	155	60
Net periodic benefit cost	491	454	311
Benefit obligation at end of year	$1,633	$1,142	$688

The benefit obligation is included in the Company's consolidated balance sheet as a non-current liability. Service and interest cost is included in selling, general and administrative expenses in the Company's consolidated statements of operations and actuarial losses are included the Company's consolidated balance sheet as part of accumulated other comprehensive income within shareholders' equity. Actuarial losses are amortized to selling, general and administrative expense in the Company's consolidated statements of operations based on the average future service life of the Plan. A discount rate assumption of 3.25%, 4.0% and 5.25% was used to determine the benefit obligation and the net periodic service cost for years ended December 31, 2012, 2011 and 2010, respectively.

Although the Plan is not funded, the Company has established a separate trust having the sole purpose of paying benefits under the Plan. The only asset of the trust is a corporate-owned life insurance policy ("COLI") on the life of Oscar Marx III, the Chairman of the Company's Board of Directors. The COLI is valued at fair value using quoted prices listed in active markets (Level 1 input based on the U.S. GAAP fair value hierarchy). The policy value of the COLI was $1,466 and $1,102 as of December 31, 2012 and 2011, respectively, and was included in other non-current assets.

Note 14 — Executive Nonqualified Defined Benefit Plan (Continued)

W.E.T. has an established defined benefit plan for retired and current members of its executive management team.

W.E.T. records a projected benefit obligation representing the present value of future plan benefits when earned by the participant. The following table sets forth the benefit obligation and amounts recognized in the Company's financial statements:

	2012	2011
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$4,250	$4,280
Service cost	199	7
Interest cost	195	118
Paid pension distributions	(277)	(167)
Actuarial (gains)/losses	912	(55)
Past service cost	—	67
Exchange rate impact	113	—
Benefit obligation at end of year	$5,392	$4,250

The following table sets forth the fair value of the plan assets from the date of acquisition to December 31, 2012:

	2012	2011
Change in plan assets:		
Plan assets at beginning of year	$1,098	$ 943
Expected return on plan assets	41	21
Net contributions	386	148
Actuarial loss	(11)	(4)
Exchange rate impact	34	—
Plan assets at end of year	$1,548	$1,098

The beginning of year balance for both the W.E.T. pension benefit obligation and pension plan asset rollforward represents the estimated benefit obligation and pension plan asset fair value as of May 16, 2011, the date the acquisition of W.E.T. Automotive Systems was completed.

The W.E.T. defined benefit plan is underfunded by $3,844 and $3,152 as of December 31, 2012 and 2011, respectively. The portion of the net benefit obligation payable within the next 12 months is included in the Company's consolidated balance sheet within accrued liabilities. The long-term portion of the net benefit obligation is included in pension benefit obligation. The net periodic benefit cost is included in selling, general and administrative expenses in the Company's consolidated statement of operations. The following table describes the actuarial assumptions used to determine the benefit obligation and the net periodic service cost:

	2012
Discount rate	3.41%
Expected long term rate of return on plan assets	3.80%

Note 14 — Executive Nonqualified Defined Benefit Plan (Continued)

Plan assets are comprised of W.E.T's. pension insurance policies and are pledged to the beneficiaries of the plan. Fair value of the pension insurance policies is determined on the basis of the calculation of the underlying insurance charge. Due to the basis of the calculation, pension plan assets are determined to be Level 2 investments. The expected return on plan assets assumption used to calculate WET's pension benefit obligation was determined using actual returns realized on plan assets in the prior year.

The schedule of expected pension payments made to W.E.T. defined benefit plan participants over the next 10 years is as follows:

Year	
2013	$ 285
2014	291
2015	297
2016	302
2017	309
2018 - 2022	1,652
Total	$3,136

Historical Gentherm has adopted a 401(k) plan to provide all eligible employees a means to accumulate retirement savings on a tax-advantaged basis, and our executive officers are eligible to participate in this plan on the same basis as other participants. Participants may defer specified portions of their compensation and (1) we match 50% percent of employee contributions up to a contribution equal to 2% percent of the employee's compensation and (2) we may, but are not required to, make additional discretionary contributions. The Compensation Committee has not made any discretionary contribution to the 401(k) Plan since its inception.

Note 15 — Fair Value Measurement

The Company bases fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We have adopted a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and also considers counterparty credit risk in its assessment of fair value.

Except for derivative instruments and hedging activities, and pension liabilities and plan assets, the Company has no financial assets and liabilities that are carried at fair value at December 31, 2012 and 2011. The

Note 15 — Fair Value Measurement (Continued)

carrying amounts of financial instruments comprising cash and cash equivalents, and accounts receivable approximate their fair values due to their short-term nature. The carrying value of the Company's long-term debt approximates its fair value because interest charged on the loan balance is variable. See Note 6 for a description of Company's debt and corresponding rates of interest. See Note 16 regarding the fair value of derivative instruments and hedging activities. See Note 14 regarding the fair value of pension liabilities and plan assets.

Certain Company assets are required to be recorded at fair value on a non-recurring basis when events and circumstances indicate that the carrying value may not be recoverable. As of December 31, 2012 and 2012, the Company did not realize any changes to the fair value of these assets due to events that negatively impacted their recoverability.

Note 16 — Derivative Financial Instruments

We are exposed to market risk from changes in foreign currency exchange rates, short term interest rates and price fluctuations of certain material commodities such as copper. Foreign currency exchange risks are attributable to sales to foreign customers not denominated in the seller's functional currency, foreign plant operations, intercompany indebtedness and purchases from foreign suppliers and include exposures to the European Euro, Japanese Yen, Canadian Dollar, and Mexican Peso. The Company regularly enters into derivative contracts with the objective of managing its financial and operational exposure arising from this risk by offsetting gains and losses on the underlying exposures with gains and losses on the financial instruments used to hedge them. We do not enter into derivative financial instruments for speculative or trading purposes. Our hedging relationships are formally documented at the inception of the hedge, and hedges must be highly effective in offsetting changes to future cash flows on hedged transactions both at the inception of a hedge and on an ongoing basis. We record the ineffective portion of hedging instruments, if any, to other income (expense) in the consolidated statements of operations.

While W.E.T. continuously monitors the hedging program, derivative positions and hedging strategies and maintains documentation as to the hedging objectives, practices and procedures, W.E.T. has not typically designated its derivatives as hedging instruments for accounting purposes.

In March 2008, W.E.T. entered into a 10 year currency related interest rate swap ("CRS") having a notional value of €10,000, or $13,203 as of December 31, 2012, in order to offset the interest rate risk associated with a debt financing which was repaid prior our acquisition of W.E.T. Under this agreement W.E.T. receives interest equal to the then six month Euro Interbank Offered Rate ("EUIBOR"), 0.43% at December 31, 2012, plus 1.40% and pays interest equal to the six month EUIBOR when the exchange rate between the European Euro ("EUR") and the Swiss Franc ("CHF"), which was 1.21 at December 31, 2012, equals or exceeds 1.46 EUR to the CHF or pays interest equal to the six month EURIBOR plus a premium when this exchange rate is less than 1.46. The premium is calculated as [(1.46 — current EUR/CHF rate)/current EUR/CHF rate] x 100. In 2012, W.E.T. entered into offsetting derivative contracts designed to cancel out the payment due under the CRS through the end of the CRS agreement, in 2018.

Note 16 — Derivative Financial Instruments (Continued)

In July, 2011, the Company entered into a series of interest rate swap contracts and an interest rate cap agreement designated as cash flow hedges in order to hedge the exposure to variable market interest rates on the Company's senior debt. Gains and losses reported in accumulated other comprehensive income will be reclassified to earnings once the Company's senior debt is repaid. Information on the interest rate swap contracts is as follows:

Contract Type	Contract Term	Notional Value	Hedged Instruments	Fixed Rate	Variable Rate	Rate Cap
Swap	June 30, 2014	$ 8,000	US Term Note	1.27%	3 month LIBOR	—
Swap	June 30, 2014	$ 8,000	US Term Note	1.27%	3 month LIBOR	—
Cap	March 31, 2016	€14,250	W.E.T. Term Note	—	3 month EURIBOR	2.75

Information related to the recurring fair value measurement of derivative instruments in our consolidated balance sheet as of December 31, 2012 is as follows:

			Asset Derivatives		Liability Derivatives		Net Asset/ (Liabilities)
	Hedge Designation	Fair Value Hierarchy	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	
CRS	Not a hedge	Level 2			Current liabilities	$ (2,631)	
					Non current liabilities	(13,245)	
Total CRS						$(15,876)	$(15,876)
Foreign currency derivatives	Not a hedge	Level 2	Current assets	$ 3	Current liabilities	$ (471)	$ (468)
Foreign currency derivatives	Not a hedge	Level 2	Current assets	$ 157			$ 157
			Non current assets	4,141			$ 4,141
Total foreign currency derivatives				$4,301		$ (471)	$ 3,830
Interest rate swap derivatives	Cash flow hedge	Level 2			Current liabilities	$ (224)	$ (224)

Note 16 — Derivative Financial Instruments (Continued)

Information related to the recurring fair value measurement of derivative instruments in our consolidated balance sheet as of December 31, 2011 is as follows:

			Asset Derivatives		Liability Derivatives		Net Asset/ (Liabilities)
	Hedge Designation	Fair Value Hierarchy	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	
CRS	Not a hedge	Level 2			Current liabilities	$ (2,489)	
					Non current liabilities	(17,189)	
Total CRS		Level 2				$(19,678)	$(19,678)
Foreign currency derivatives	Not a hedge	Level 2	Current assets	$2,675	Current liabilities	$ (2,262)	$ 413
Interest rate swap derivatives	Cash flow hedge	Level 2			Current liabilities	$ (206)	$ (206)
Commodity derivatives	Not a hedge	Level 2			Current liabilities	$ (144)	$ (144)

Information related to the effect of derivative instruments on our consolidated statements of operations is as follows:

	Location	Year Ended December 31, 2012	Year Ended December 31, 2011
Foreign currency derivatives	Cost of sales	$ —	$ (15)
	Revaluation of derivatives	(3,926)	(5,162)
	Foreign currency gain (loss)	1,875	1,613
Total foreign currency derivatives		$(2,051)	$(3,564)
CRS	Revaluation of derivatives	$ 1,491	$(3,411)
Commodity derivatives	Revaluation of derivatives	$ 143	$ (155)
Series C Convertible Preferred Stock embedded derivatives (see Note 7)	Revaluation of derivatives	$ —	$ 2,610
Interest Rate Swap	Interest Expense	$ (57)	$ (84)
	Other Comprehensive Income	(18)	(206)

We did not incur any hedge ineffectiveness during the twelve months ended December 31, 2012 and 2011. We recorded an expense of $164 and $42 from interest payments on interest rate swap agreements designated as hedging instruments within interest expense during the years ended December 31, 2012 and 2011, respectively.

Note 17 — New Accounting Pronouncements

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. In February 2013, the FASB issued ASU No. 2013-02 which amends Topic 220 (Comprehensive Income), and is intended to improve the reporting of reclassifications out of accumulated other comprehensive income into net income. The

Note 17 — New Accounting Pronouncements (Continued)

amendments in ASU No. 2013-02 require an entity to provide information about the effect of amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. ASU No 2013-02 is to be applied prospectively upon adoption and is effective for interim and annual periods beginning after December 15, 2012. While the adoption of ASU No. 2013-02 is not expected to have a material impact on our consolidated financial statements, we expect that it will expand our disclosures related to the reclassification of components of accumulated other comprehensive income to net income.

GENTHERM INCORPORATED

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2012, 2011 and 2010

(In thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions from Reserves	Balance at End of Period
Allowance for Doubtful Accounts					
Year Ended December 31, 2010	292	287	—	(34)	545
Year Ended December 31, 2011	545	1,314	5	(73)	1,937
Year Ended December 31, 2012	1,937	529	4	4	2,474
Allowance for Deferred Income Tax Assets					
Year Ended December 31, 2010	8,224	(1,645)	—	—	6,579
Year Ended December 31, 2011	6,579	—	(2,877)	—	3,702
Year Ended December 31, 2012	3,702	—	(1,503)	—	2,199
Reserve for Inventory					
Year Ended December 31, 2010	632	20	—	(80)	572
Year Ended December 31, 2011	572	532	33	(10)	1,127
Year Ended December 31, 2012	1,127	1,307	(34)	(215)	2,185

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of Gentherm Incorporated

We have audited the accompanying consolidated balance sheets of Gentherm Incorporated (a Michigan corporation) and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits of the basic financial statements included the financial statement schedule listed in the table of contents appearing under Item 15(a)2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material aspects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for external patent development costs effective December 31, 2012.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2013 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Southfield, Michigan
March 15, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of Gentherm Incorporated

We have audited the internal control over financial reporting of Gentherm Incorporated (a Michigan Corporation) and subsidiaries' (the "Company") as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gentherm Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the period ended December 31, 2012, and our report dated March 15, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ GRANT THORTON LLP

Southfield, Michigan
March 15, 2013

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTHERM INCORPORATED

By: /s/ DANIEL R. COKER
Daniel R. Coker
Chief Executive Officer

Date: March 15, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Each person whose signature appears below hereby authorizes Daniel R. Coker and Barry G. Steele, or any of them, as attorneys-in-fact to sign on his behalf, individually, and in each capacity stated below, and to file all amendments and/or supplements to this Annual Report on Form 10-K.

Signature	Capacity	Date
/s/ DANIEL R. COKER DANIEL R. COKER	Director, President and Chief Executive Officer (Principal Executive Officer)	March 15, 2012
/s/ BARRY G. STEELE BARRY G. STEELE	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 15, 2012
/s/ OSCAR B. MARX III OSCAR B. MARX III	Director, Chairman of the Board	March 15, 2012
/s/ LEWIS BOOTH LEWIS BOOTH	Director	March 15, 2012
/s/ FRANCOIS J. CASTAING FRANCOIS J. CASTAING	Director	March 15, 2012
/s/ SOPHIE DESORMIERE SOPHIE DESORMIERE	Director	March 15, 2012
/s/ JOHN M. DEVINE JOHN M. DEVINE	Director	March 15, 2012
/s/ JAMES D. DONLON, III JAMES D. DONLON, III	Director	March 15, 2012
/s/ MAURICE E.P. GUNDERSON MAURICE E.P. GUNDERSON	Director	March 15, 2012
/s/ CARLOS MAZZORIN CARLOS MAZZORIN	Director	March 15, 2012

Exhibit 31.1

CERTIFICATION

I, Daniel R. Coker, certify that:

1. I have reviewed this annual report for the period ended December 31, 2012 on Form 10-K of Gentherm Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Daniel R. Coker

Daniel R. Coker
President & Chief Executive Officer
March 15, 2013

Exhibit 31.2

CERTIFICATION

I, Barry G. Steele, certify that:

1. I have reviewed this annual report for the period ended December 31, 2012 on Form 10-K of Gentherm Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Barry G. Steele

Barry G. Steele
Chief Financial Officer
March 15, 2013

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Gentherm Incorporated (the "Company") on Form 10-K for the period ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Daniel R. Coker, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Daniel R. Coker

Daniel R. Coker
President & Chief Executive Officer
March 15, 2013

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gentherm Incorporated (the "Company") on Form 10-K for the period ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Barry G. Steele, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Barry G. Steele

Barry G. Steele
Chief Financial Officer
March 15, 2013

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Gentherm Incorporated, the NASDAQ Composite Index, the Russell 2000 Index, and the Auto Parts Index



*$100 invested on 12/31/07
in stock or index, including
reinvestment of dividends.
Fiscal year ending
December 31
$250
$200
$150
$100
$50
$0
12/07
12/08
12/09
12/10
12/11
12/12
GENTHERM INCORPORATED
NASDAQ COMPOSITE
RUSSELL 2000
AUTO PARTS INDEX

	12/07	12/08	12/09	12/10	12/11	12/12
GENTHERM INCORPORATED	100.00	15.42	37.56	51.47	67.46	62.91
NASDAQ COMPOSITE	100.00	59.08	82.32	97.50	98.93	111.10
RUSSELL 2000	100.00	66.21	84.20	106.82	102.36	119.09
AUTO PARTS INDEX	100.00	43.21	81.88	134.49	106.70	123.45

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on May 16, 2013 at:

Gentherm Incorporated
21680 Haggerty Road, Suite 101
Northville, Michigan 48167
(248) 504-0500

INVESTOR RELATIONS

Allen & Caron Inc.
Irvine, California

TRANSFER AGENT

Computershare Limited

NON MANAGEMENT DIRECTORS

Lewis Booth
Former Executive Vice President and Chief Financial Officer of Ford Motor Company

Francois J. Castaing
Former Technical Advisor to the Chairman of Chrysler Corporation, Former Senior Vice President, Chrysler Corporation

John M. Devine
Former Vice Chairman and Chief Financial Officer, General Motors Corporation and Former Executive Vice President and Chief Financial Officer, Ford Motor Company

Maurice E.P. Gunderson
Managing Member, Shingebiss, LLC

Oscar B. Marx, III
Chairman of the Board, Amerigon, Former Vice President, Ford Motor Company

Sophie Desormiére
Group Vice President - Strategic Marketing and Sales of Solvay

James D. Donlon III
Former Senior Vice President and Controller of the Chrysler Group

Carlos Mazzorin
Former President and CEO, Magna Electronics, Inc. and Former Group VP of South America, Asia Pacific and Global Purchasing, Ford Motor Company

MANAGEMENT DIRECTORS

Daniel R. Coker
President and CEO

OTHER OFFICERS

James L. Mertes
Vice President, Quality and Operations

Daniel J. Pace
Vice President, Sales and Marketing

Stephen C. Davis
Chief Technology Officer

Kenneth Phillips
Vice President and General Counsel, Corporate Secretary

David J. Bomzer
Vice President, Human Resources

Barry Steele
Vice President of Finance, Chief Financial Officer and Treasurer

W.E.T. MANAGEMENT BOARD

Casper Baumhauer
Chief Executive Officer, W.E.T.

Thomas Liedl
Chief Financial Officer, W.E.T.

Frithjof Oldorff
Chief Operating Officer, W.E.T.

INSPIRING EFFICIENCY



2020
2012
Announces **Gentherm** as new company name
2011
Acquires majority ownership of W.E.T. Automotive Systems
2010
Launches first heated/cooled cup holder and mattress
2010
2009
Ships ten millionth thermoelectric device
2008
Acquisition of Comair Rotron Shanghai
2004
New manufaturing plant in Ukraine
2003
New manufaturing plant in China
Ships one-millionth Thermoelectric device
2000
1999
CCS brand introduced on the Lincoln Navigator and Toyota Lexus
1995
New manufacturing subsidiary in Mexico
1993
First IPO issued (formerly Amerigon)
1991
Gentherm (formerly Amerigon) is founded in southern California
1990
1980
1980
Start of production of isolated flat cables
1973
Start of production of automotive seat heaters
1970
1968
Founding of Wärme- und Hygienetechnik B. Ruthenberg GmbH in Munich (W.E.T.)
1960

HEADQUARTERS 21680 Haggerty Road, Suite 101, Northville, MI 48167 | Telephone: (248) 504-0500 | Fax: (248) 348-9735